Form 10-K, Exhibit 13
period 1993-12-31
AMDAHL CORP
filed 1994-03-29
CIK 4427

                                 Exhibit 13



Financial Contents



Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders' Equity
Notes to Consolidated Financial Statements
Report of Independent Public Accountants
Management's Discussion and Analysis
Selected Financial Data
Common Stock Dividends and Price Range

Consolidated Balance Sheets
DECEMBER 31, 1993 AND DECEMBER 25, 1992                1993        1992
(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents                        $  149,484  $  173,012
 Short-term investments                             103,585     121,957
 Receivables, net of allowances of $3,266
  in 1993 and $3,227 in 1992                        307,747     575,800
 Inventories                                        510,702     788,085
 Prepaid expenses and deferred tax assets            53,629      94,022
                                                 ----------  ----------
  Total current assets                            1,125,147   1,752,876
                                                 ----------  ----------
Long-term receivables and other assets               45,620      99,409
                                                 ----------  ----------
Property and equipment:
 Leased systems                                      60,229      76,825
 System spares                                      418,057     429,605
 Production and data processing equipment           667,137     860,903
 Office furniture, equipment and improvements       158,062     164,303
 Land and buildings                                 177,791     180,550
                                                 ----------  ----------
                                                  1,481,276   1,712,186
 Less - accumulated depreciation and
  amortization                                      979,856     863,447
                                                 ----------  ----------
 Property and equipment, net                        501,420     848,739
                                                 ----------  ----------
                                                 $1,672,187  $2,701,024
                                                 ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable and short-term debt               $  137,056  $  212,621
 Accounts payable                                    54,331      86,020
 Accounts payable - stockholder
  (Fujitsu Limited)                                  18,092     136,737
 Accrued liabilities                                561,281     471,253

                                                 ----------  ----------
  Total current liabilities                         770,760     906,631
                                                 ----------  ----------
Long-term debt and liabilities                       52,208     262,243
Deferred income taxes                                59,013     161,034
Stockholders' equity:
 Common stock, $.05 par value
 Authorized - 200,000,000 shares
 Outstanding - 114,578,000 shares at
  December 31, 1993 and 113,139,000
  shares at December 25, 1992                         5,729       5,657
 Additional paid-in capital                         507,895     500,574
 Retained earnings                                  267,664     853,336
 Cumulative translation adjustments                   8,918      11,549
                                                 ----------  ----------
  Total stockholders' equity                        790,206   1,371,116
                                                 ----------  ----------
                                                 $1,672,187  $2,701,024
                                                 ==========  ==========

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations
FOR THE THREE YEARS ENDED DECEMBER 31, 1993           1993          1992          1991
(Dollars in thousands,
 except per common share amounts)

REVENUES
Equipment sales                               $  1,132,447  $  2,022,110  $  1,234,616
Equipment lease, maintenance and other             548,085       502,624       467,870
                                              ------------  ------------  ------------
                                                 1,680,532     2,524,734     1,702,486
                                              ------------  ------------  ------------

COST OF REVENUES
Equipment sales                                    881,528     1,431,338       760,292
Equipment lease, maintenance and other             350,982       335,905       303,133
                                              ------------  ------------  ------------
                                                 1,232,510     1,767,243     1,063,425
                                              ------------  ------------  ------------
  Gross margin                                     448,022       757,491       639,061
                                              ------------  ------------  ------------

OPERATING EXPENSES
Engineering and development                        334,514       372,365       312,541
Marketing, general and administrative              354,939       407,030       358,670
Restructuring costs                                478,000           ---           ---
                                              ------------  ------------  ------------
                                                 1,167,453       779,395       671,211
                                              ------------  ------------  ------------
  Loss from operations                            (719,431)      (21,904)      (32,150)
                                              ------------  ------------  ------------

INTEREST
Income                                              23,461        28,957        51,551
Expense                                            (17,772)      (21,028)      (12,363)
                                              ------------  ------------  ------------
                                                     5,689         7,929        39,188
 Income (loss) before provision
  for (benefit from) income taxes                 (713,742)      (13,975)        7,038

PROVISION FOR (BENEFIT FROM) INCOME TAXES                   (125,000)          (7,000)           2,600
                                                         -----------      -----------      -----------
 Income (loss) before extraordinary
 credit and change in accounting principle                  (588,742)          (6,975)           4,438
EXTRAORDINARY CREDIT - Income tax benefit from
  utilization of net operating loss carryforwards                 --               --            6,190

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE            8,746               --               --
                                                         -----------      -----------      -----------
NET INCOME (LOSS)                                        $  (579,996)     $    (6,975)     $    10,628
                                                         ===========      ===========      ===========
EARNINGS (LOSS) PER COMMON SHARE
Income (loss) before extraordinary credit
  and change in accounting principle                     $     (5.17)     $      (.06)     $       .04
                                                         -----------      -----------      -----------
Net income (loss)                                             $(5.09)           $(.06)            $.10
                                                         -----------      -----------      -----------
Average outstanding shares and equivalents               113,933,000      112,203,000      111,677,000
                                                         -----------      -----------      -----------

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

FOR THE THREE YEARS ENDED DECEMBER 31, 1993                     1993             1992             1991
(Dollars in thousands)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR           $   173,012      $   245,237      $   239,186
                                                         -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                           (579,996)          (6,975)          10,628
Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
    Depreciation and amortization                            209,612          211,628          151,895
    Restructuring charges                                    478,000               --               --
    Deferred income tax provision                           (102,611)         (27,540)         (14,109)
    Loss (gain) on property and equipment sales                1,208           (5,599)         (12,484)
    (Increase) decrease in receivables                       269,784         (182,322)         108,333
    (Increase) decrease in inventories                       221,454         (103,389)        (252,400)
    (Increase) decrease in prepaid expenses and
      deferred tax assets                                     40,551          (30,534)          19,773
    (Increase) decrease in long-term receivables
      and other assets                                        53,874          (29,831)          41,387
    Decrease in accounts payable                            (150,914)             (33)         (17,890)
    Increase (decrease) in accrued liabilities              (128,722)         148,957          (99,204)
    Increase (decrease) in long-term liabilities             (10,070)           9,012           (6,596)
                                                         -----------      -----------      -----------
Net cash provided by (used for) operating
  activities                                                 302,170          (16,626)         (70,667)
                                                         -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in short-term investments                            18,372           44,977          186,766
Capital expenditures:
  Leased systems                                             (45,045)         (52,081)         (33,265)
  System spares                                              (50,841)        (105,184)         (74,037)
  Other property and equipment                               (39,033)        (252,397)        (220,572)
Proceeds from property and equipment sales                    68,191           59,565           83,836
                                                         -----------      -----------      -----------
Net cash used for investing activities                       (48,356)        (305,120)         (57,272)
                                                         -----------      -----------      -----------


CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in notes payable and short-term
  borrowings                                                (106,854)          30,233           52,767
Borrowings under revolving credit agreement                       --          300,000           85,000
Repayments of borrowings under revolving credit
  agreement                                                 (170,000)         (85,000)              --
Sale of common stock and exercise of options                   7,393           16,854           11,619
Dividends paid                                                (5,676)         (11,214)         (11,068)
                                                         -----------      -----------      -----------
Net cash provided by (used for) financing
  activities                                                (275,137)         250,873          138,318
                                                         -----------      -----------      -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                       (2,205)          (1,352)          (4,328)
                                                         -----------      -----------      -----------
Net increase (decrease) in cash and cash
  equivalents                                                (23,528)         (72,225)           6,051
                                                         -----------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                 $   149,484      $   173,012      $   245,237
                                                         ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

                                                      ADDITIONAL                CUMULATIVE
FOR THE THREE YEARS                           COMMON     PAID-IN    RETAINED   TRANSLATION
ENDED DECEMBER 31, 1993                       STOCK      CAPITAL    EARNINGS   ADJUSTMENTS        TOTAL
(Dollars in thousands,
 except per share amounts)

BALANCE AT DECEMBER 28, 1990                  $5,509    $472,249   $ 871,965       $20,904   $1,370,627
Sale of 1,053,068 shares, net of
 repurchases, of common stock
 under employee stock benefit plans               53      11,162         ---           ---       11,215
Income tax benefit arising from
 employee stock option plans                     ---         404         ---           ---          404
Cash dividends ($.10 per share)                  ---         ---     (11,068)          ---      (11,068)
Net income                                       ---         ---      10,628           ---       10,628
Translation adjustments                          ---         ---         ---        (4,277)      (4,277)
                                              ------    --------   ---------   -----------   ----------
BALANCE AT DECEMBER 27, 1991                   5,562     483,815     871,525        16,627    1,377,529
Sale of 1,908,024 shares, net of
 repurchases, of common stock
 under employee stock benefit plans               95      15,602         ---           ---       15,697
Income tax benefit arising from
 employee stock option plans                     ---       1,157         ---           ---        1,157
Cash dividends ($.10 per share)                  ---         ---     (11,214)          ---      (11,214)
Net loss                                         ---         ---      (6,975)          ---       (6,975)
Translation adjustments                          ---         ---         ---        (5,078)      (5,078)
                                              ------    --------   ---------   -----------   ----------
BALANCE AT DECEMBER 25, 1992                   5,657     500,574     853,336        11,549    1,371,116
Sale of 1,439,269 shares, net of
 repurchases, of common stock
 under employee stock benefit plans               72       7,234         ---           ---        7,306
Income tax benefit arising from
 employee stock option plans                     ---          87         ---           ---           87
Cash dividends ($.05 per share)                  ---         ---      (5,676)          ---       (5,676)
Net loss                                         ---         ---    (579,996)          ---     (579,996)
Translation adjustments                          ---         ---         ---        (2,631)      (2,631)
                                              ------    --------   ---------   -----------   ----------
BALANCE AT DECEMBER 31, 1993                  $5,729    $507,895   $ 267,664       $ 8,918   $  790,206
                                              ======    ========   =========   ===========   ==========
The accompanying notes are an integral part of these financial statements.



 NOTE 1

SUMMARY OF ACCOUNTING POLICIES

Amdahl Corporation and subsidiaries (the Company or Amdahl) provide large-scale, high-performance, general-purpose computer systems, software, storage and communications products. The Company also provides consulting and professional services.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.


FISCAL YEAR

The Company's fiscal year ends on the last Friday in December. As a result, 1993 was a 53-week year, whereas 1992 and 1991 were each 52-week years.


TRANSLATION OF FOREIGN CURRENCIES

The financial position and results of operations of the Company's non-U.S. sales subsidiaries are measured using local currency as the functional currency. Accordingly, all assets and liabilities are translated into U.S. dollars at current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as a separate component of stockholders' equity.

Losses resulting from foreign exchange transactions were $2,948,000, $5,826,000 and $3,340,000 in 1993, 1992 and 1991, respectively, and were included in marketing, general and administrative expenses.


FOREIGN CURRENCY OPTIONS AND FORWARD CONTRACTS

The Company enters into foreign currency options and forward contracts to protect against currency exchange risks associated with the settlement of its non-U.S. intercompany payables and receivables and with inventory purchase commitments with Fujitsu Limited. Realized and unrealized gains and losses on such contracts and the associated cash flows which qualify as hedges are reported as components of the related transactions.

REVENUES

Revenues from equipment sales and sales-type leases are generally recognized when the equipment has been shipped, installed and financing arrangements have been completed. Revenues from operating leases are recognized over the term of the respective contracts.

Service for Amdahl products is provided under service and parts warranty or separate maintenance agreements. The large-scale computer systems normally carry a one-year service and parts warranty, and the storage and other products usually have shorter warranty periods. Where material, a portion of equipment sales revenue is deferred and recognized over the warranty period as service is provided. Following the warranty period, Amdahl provides maintenance service under separate contracts which typically can be terminated by the customer on 90 days notice. Revenues from maintenance contracts are recognized over the term of the respective contracts as service is provided.


SOFTWARE DEVELOPMENT COSTS

Certain software development costs have been capitalized and amortized over the life of the product. At December 31, 1993 and December 25, 1992 software development costs that had been capitalized were immaterial.


FUTURE ENGINEERING CHANGES

Amdahl's computer systems are architecturally compatible at specific software and hardware interface levels with the basic functions of competing IBM computer systems. The introduction from time to time by IBM of certain product enhancements requires that Amdahl make product changes to remain fully compatible. In addition, the Company makes changes to enhance the functionality of its products. The Company provides a reserve for estimated future engineering changes in connection with each sale. The reserve is intended to cover direct material, direct labor and manufacturing overhead associated with implementation of engineering changes. Amounts provided and charged to cost of equipment sales were $16,672,000, $60,278,000 and $1,512,000 in 1993, 1992 and
1991, respectively.


CASH AND CASH EQUIVALENTS

Substantially all cash equivalents consist of investments in major bank time deposits and certificates of deposit with initial maturities of three months or less.

SHORT-TERM INVESTMENTS

Substantially all short-term investments consist of major bank time deposits, certificates of deposit, U.S. Treasury bills and Euro-notes and bonds which the Company intends to hold between three and twelve months. Short-term investments are valued at cost, which approximates market value.

In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company will adopt this standard in the first quarter of 1994 and does not believe that adoption of the standard will have a material impact on its financial statements or results of operations.


INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Systems in process and finished goods include material, labor and manufacturing overhead. Year-end inventories consisted of the following:

                              1993      1992
(In thousands)

Purchased materials       $134,615  $142,443
Systems in process         233,560   409,879
Finished goods             142,527   235,763
                          --------  --------
                          $510,702  $788,085
                          ========  ========

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives (or, for leasehold improvements and assets recorded under capital lease obligations, over the remaining lease terms or estimated useful lives, whichever is shorter) as follows:

                                                YEARS

System spares                                       5
Production and data processing equipment         3-15
Office furniture, equipment and improvements     3-20
Buildings                                       20-40


EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share have been computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of stock options which would have a dilutive effect in years where there are earnings. Primary and fully diluted earnings per common share amounts are substantially the same.

 NOTE 2

RESTRUCTURING OF OPERATIONS

In 1993 the Company began to restructure its worldwide operations in order to address the competitive conditions in the markets for large-scale computing systems, including prices which declined at much greater than normal historical rates and reduced levels of demand. The restructuring consists of a series of planned actions, including a reduction in the number of employees by approximately one-third, consolidation of offices and facilities and disposition of assets that are no longer required due to changes in product plans, reduction in manufacturing capacity by approximately 50%, and elimination of selected product development programs, as well as other expense reductions. The majority of these actions are expected to be initiated by the end of 1994.

In connection with these actions, the Company recorded restructuring charges totaling $478,000,000 to operating expenses, $243,000,000 of which was recorded in the first quarter of 1993 and $235,000,000 of which was recorded in the third quarter of 1993. The restructuring costs included the following approximate amounts: $120 million related to reductions in the workforce, $200 million related to closing excess facilities and write-downs of equipment, $60 million related to write-downs of excess inventory resulting from reduced manufacturing capacity and changes in product plans, $10 million related to vendor charges due to the cancellation of development programs, and other various charges totaling $88 million. In total the restructuring charges reflected $298 million of noncash write-offs of recorded assets and $180 million of projected cash outflows. Of the estimated cash outflows, $107 million is expected to occur beyond 1993.

The Company believes that the restructuring actions which it took in 1993 will bring its costs in line with anticipated levels of business in 1994 and beyond. However, levels of business are a function of a number of factors, including general economic conditions, the availability and cost of components, competition from smaller, less costly computer systems, and various other competitive pressures. Any significant deterioration in anticipated levels of business would likely require the Company to make additional adjustments to its expense structure, including additional restructuring charges.


NOTE 3

RELATIONSHIP WITH FUJITSU LIMITED

The Company has entered into agreements with Fujitsu Limited (Fujitsu), a principal stockholder, which provide for, among other things:

A. Purchases of computer equipment, subassemblies and spare parts from Fujitsu. The cost of computer equipment, subassemblies and spare parts purchased from Fujitsu and the amount included in cost of revenues for equipment sales were as follows:

                                                         COST OF
                                   PURCHASES             REVENUES
(In thousands)
1993                               $  434,732            $444,595
1992                                1,048,819             775,757
1991                                  855,379             517,680

Amdahl was committed to purchase material and other equipment from Fujitsu totaling approximately $34,000,000 at December 31, 1993. Prices for these manufacturing materials and other equipment are subject to adjustment if the U.S. dollar-Japanese yen exchange rate fluctuates outside of specified ranges. The Company has entered into hedging arrangements designed to protect against currency exchange risks associated with anticipated product purchases from Fujitsu in 1994. Also, Amdahl has agreed to purchase from Fujitsu 50% of certain subsystem components and 100% of certain devices, boards and modules contained in its current processor products. In addition, the Company has made advance payments to Fujitsu for future inventory purchases in return for lower prices on certain components related to these products. Advance payments of $4,886,000 and $7,339,000 were included in prepaid expenses as of December 31, 1993 and December 25, 1992, respectively.

B. Joint development efforts under which Fujitsu supplies Amdahl with services and material related to the Company's development of current and future products, resulting in charges to engineering and development expense of $8,633,000 in 1993, $4,313,000 in 1992 and $11,923,000 in 1991.

In 1991 the Company entered into a cross-license agreement related to certain technologies in the Company's processor products, in which the Company agreed to pay Fujitsu up to $15,000,000 in royalties, to be remitted to Fujitsu as shipments occurred in 1992 and 1993. Amounts charged to cost of revenues related to this agreement amounted to $3,600,000 in 1993 and $11,400,000 in 1992. In connection with an agreement for the development and supply by Fujitsu of certain LSI devices for Amdahl products, the Company paid Fujitsu approximately $16,000,000 in 1990. This advance payment was expensed in 1990 and 1991 as materials and services were provided by Fujitsu.

In November 1993 Amdahl and Fujitsu entered into a preliminary agreement pursuant to which Amdahl and Fujitsu agreed to participate in the joint development of the Company's next generation of IBM compatible systems. Under the agreement, Fujitsu will undertake primary responsibility for the design and manufacture of these systems.

C. A limitation on Fujitsu's maximum ownership interest in Amdahl, such that until April 19, 1994 Fujitsu will not purchase additional shares of Amdahl common stock if such purchases would cause its beneficial ownership of outstanding Amdahl common stock, computed on a fully-diluted basis, to exceed 49.5%.

D. Distributorship arrangements whereby Fujitsu markets Amdahl's computer equipment in Brazil, Japan, Malaysia, South Korea and Spain. Sales in 1993, 1992 and 1991 by the Company of computer systems and complementary storage products to Fujitsu contributed $28,162,000, $60,268,000 and $29,211,000 to equipment sales and $11,687,000, $24,733,000 and
$12,163,000 to gross margin, respectively. At December 31, 1993 and December 25, 1992 receivables included $35,931,000 and $42,153,000, respectively, from Fujitsu.

E. A commitment by Fujitsu, pursuant to a loan agreement entered into in January 1994, under which Fujitsu would provide loans to the Company in an aggregate amount not to exceed $100,000,000 (see Note 7).


NOTE 4

EQUIPMENT LEASING AND THIRD PARTY TRANSACTIONS

The Company is the lessor of equipment under operating leases for periods generally less than three years. Certain operating leases contain provisions for early termination with a penalty or with conversion to another system. The cost of leased systems is depreciated to a zero value on a straight-line basis over two to four years. Accumulated depreciation on leased systems was $13,320,000 at December 31, 1993 and $32,530,000 at December 25, 1992. The Company also leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13. The components of the net investment in sales-type leases were as follows:

                                                     1993                1992
(In thousands)
Minimum rentals receivable                        $63,221            $142,738
Estimated residual values of
 leased equipment (unguaranteed)                    3,182               6,988
Less unearned interest income                      (7,557)            (18,458)
                                                  -------            --------
Net investment in sales-type leases               $58,846            $131,268
                                                  =======            ========

Minimum rentals receivable under existing leases as of December 31, 1993 were as follows:

                                               SALES-TYPE           OPERATING
(In thousands)
1994                                              $29,382             $21,739
1995                                               21,067              10,312
1996                                                9,611               4,329
1997                                                1,786                 957
1998                                                1,179                 411
Thereafter                                            196                 200
                                                  -------             -------
                                                  $63,221             $37,948
                                                  =======             =======

In addition, during the periods presented, the Company sold certain equipment subject to operating leases and financed certain sales-type equipment leases and installment contracts with financing institutions ("third parties"). The Company sometimes agrees to perform certain services and obligations with respect to the equipment and related leases, such as general lease administration, invoicing and collection of rentals, payment of insurance and personal property taxes, maintenance services and non-priority remarketing of equipment that comes off lease. For these services and obligations, the Company generally receives its normal maintenance charges and a remarketing and administration fee. Many of the agreements with third parties provide the Company with residual rights in revenues, if any, derived from the equipment after the third parties have received a designated return. Equipment sales revenues arising from these transactions with third parties were approximately $91,000,000, $157,000,000 and $94,000,000 in 1993, 1992 and 1991, respectively.


NOTE 5

FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: RISK AND FAIR VALUE

The Company hedges certain portions of its exposure to foreign currency fluctuations through a variety of strategies and financial instruments, including the use of forward foreign exchange contracts. These contracts generally have maturities that do not exceed three months. At December 31, 1993 the Company had approximately $132,000,000 of forward foreign exchange contracts outstanding. The gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value, which was immaterial at December 31, 1993 and December 25, 1992.

The Company enters into foreign currency options to protect against currency exchange risks associated with its probable anticipated, but not firmly committed, non-U.S. intercompany sales and with both inventory purchase commitments and probable anticipated inventory purchases from Fujitsu. Realized and unrealized gains and losses on such contracts and the associated cash flows that qualify as hedges are reported as components of the related transactions. These option contracts generally have maturities that do not exceed one year. The net income effect deferred on foreign currency option contracts represents the amount by which the carrying value of the option contracts exceeded their fair value and was immaterial as of December 31, 1993 and December 25, 1992.

The Company enters into interest rate swap agreements as hedges of investments and accrues the differential to be paid or received under the agreements as interest rates change over the life of the contracts. At December 31, 1993 the Company had approximately $50,000,000 notional principal outstanding under these agreements. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The fair value of interest rate swaps at December 31, 1993 and December 25, 1992 was immaterial.

BALANCE SHEET FINANCIAL INSTRUMENTS: FAIR VALUE

At December 31, 1993 and December 25, 1992 the carrying value of cash, cash equivalents and short-term investments approximated fair value, primarily because of the immediate or short-term maturity of these instruments. At December 31, 1993 and December 25, 1992 the carrying value of notes payable, short-term debt and long-term debt approximated fair value because of the variable interest rate nature of these instruments.


CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these investments to financial institutions evaluated as highly creditworthy. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.


NOTE 6

ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                      1993               1992
(In thousands)
Payroll and vacation              $102,363           $ 95,328
Restructuring costs                145,601                ---
Income taxes                        48,707             53,332
Deferred income                    108,365            133,944
Future engineering changes          57,133             86,004
Other                               99,112            102,645
                                  --------           --------
                                  $561,281           $471,253
                                  ========           ========

NOTE 7

LONG-TERM DEBT AND LIABILITIES AND BANK CREDIT AGREEMENTS

Long-term debt and liabilities consisted of the following:

                                      1993               1992
(In thousands)
Bank credit agreement             $130,000           $300,000
Capitalized lease obligations
  (Note 12)                         21,654             23,243
Long-term liabilities               31,804             40,468
                                  --------           --------
                                   183,458            363,711


Less current maturities            131,250            101,468
                                  --------           --------
Long-term debt and liabilities    $ 52,208           $262,243
                                  ========           ========

The Company's credit agreement with a group of banks providing for an unsecured multi-year revolving credit facility was amended effective September 24, 1993. As a result, the Company's borrowing capacity under the agreement was reduced from $450,000,000 to $300,000,000, its tangible net worth maintenance requirement was reduced, and the Company was required to repay all outstanding borrowings upon expiration of the facility on January 31, 1994. The interest rate applicable to borrowings under the revolving credit agreement was, at the Company's option, based upon the U.S. reference rate, Interbank Offered Rate or Certificate of Deposit rate. At December 31, 1993, and December 25, 1992, $130,000,000 and $300,000,000, respectively, was outstanding under the revolving credit agreement. The amount outstanding at December 31, 1993 was classified as short-term debt and was repaid by the Company on January 31, 1994.

The amended revolving credit agreement contained certain financial restrictions and covenants. The Company was in compliance with all financial ratio requirements and covenants at December 31, 1993.

In January 1994 the Company and Fujitsu entered into an agreement under which Fujitsu would provide loans to the Company in an aggregate amount not to exceed $100,000,000. Such loans bear interest at a rate based upon the London Interbank Offered Rate. Any outstanding loan balance is payable to Fujitsu on January 28, 1997. As of January 28, 1994, $80,000,000 was outstanding under this agreement.

In addition, the Company has credit agreements with a number of banks providing for short-term borrowings in U.S. dollars and various foreign currencies at varying interest rates. At December 31, 1993 and December 25, 1992, $5,806,000 and $111,153,000, respectively, was outstanding under these agreements.

Interest paid on all borrowings was $19,821,000, $19,366,000 and $12,015,000 in 1993, 1992 and 1991, respectively.

Long-term liabilities of $31,804,000 include deferred equipment maintenance revenues and long-term amounts accrued under the Executive Incentive Performance Plan.

NOTE 8

MAJOR CUSTOMER, GEOGRAPHIC AREA AND PRODUCT LINE DATA

No single customer accounted for 10% or more of total revenues in 1993, 1992 or 1991.

The Company's operations by geographical area for the three years ended December 31, 1993 were as follows:

                                                                                              ASIA
                                                          UNITED                           PACIFIC      ADJUSTMENTS
1993                                                      STATES     CANADA      EUROPE    & OTHER   & ELIMINATIONS   CONSOLIDATED
(in thousands)
Revenues:
 Customers                                            $1,042,490   $ 50,540   $ 488,259   $ 99,243        $     ---     $1,680,532
 Intercompany                                            186,400      4,412      27,774        ---         (218,586)           ---
                                                      ----------   --------   ---------   --------        ---------     ----------
Total revenues                                        $1,228,890   $ 54,952   $ 516,033   $ 99,243        $(218,586)    $1,680,532
                                                      ==========   ========   =========   ========        =========     ==========

Income (loss) from operations                         $ (502,594)  $ (5,949)  $(190,410)  $  3,275        $ (23,753)    $ (719,431)
Interest income, net                                                                                                         5,689
                                                                                                                        ----------
Loss before income taxes                                                                                                $ (713,742)
                                                                                                                        ==========

Identifiable assets                                   $  983,405   $ 33,259   $ 763,273   $ 59,057        $(393,128)    $1,445,866
Corporate assets                                                                                                           226,321
                                                                                                                        ----------
Total assets                                                                                                            $1,672,187
                                                                                                                        ==========

                                                                                              ASIA
                                                          UNITED                           PACIFIC      ADJUSTMENTS
1992                                                      STATES     CANADA      EUROPE    & OTHER   & ELIMINATIONS   CONSOLIDATED
(in thousands)
Revenues:
  Customers                                           $1,568,390   $115,151   $ 698,655   $142,538        $     ---     $2,524,734
  Intercompany                                           383,566      1,267     101,377        ---         (486,210)           ---
                                                      ----------   --------   ---------   --------        ---------     ----------
Total revenues                                        $1,951,956   $116,418   $ 800,032   $142,538        $(486,210)    $2,524,734
                                                      ==========   ========   =========   ========        =========     ==========

 Income (loss) from operations                        $   21,494   $ (6,510)  $ (35,980)  $ (8,164)       $   7,256     $  (21,904)
Interest income, net                                                                                                         7,929
                                                                                                                        ----------
Loss before income taxes                                                                                                $  (13,975)
                                                                                                                        ==========
Identifiable assets                                   $1,800,511   $ 43,505   $ 913,376   $ 99,713        $(420,431)    $2,436,674
Corporate assets                                                                                                           264,350
                                                                                                                        ----------
Total assets                                                                                                            $2,701,024
                                                                                                                        ==========

                                                                                              ASIA
                                                          UNITED                           PACIFIC      ADJUSTMENTS
1991                                                      STATES     CANADA      EUROPE    & OTHER   & ELIMINATIONS   CONSOLIDATED
(in thousands)
Revenues:
 Customers                                            $1,006,495   $133,992   $ 447,730   $114,269        $     ---     $1,702,486
 Intercompany                                            270,076      2,839      87,679        ---         (360,594)           ---
                                                      ----------   --------   ---------   --------        ---------     ----------
Total revenues                                        $1,276,571   $136,831   $ 535,409   $114,269        $(360,594)    $1,702,486
                                                      ==========   ========   =========   ========        =========     ==========
Income (loss) from operations                         $  (46,906)  $  7,354   $  15,094   $    695        $  (8,387)    $  (32,150)
Interest income, net                                                                                                        39,188
                                                                                                                        ----------
Income before income taxes                                                                                              $    7,038
                                                                                                                        ==========
Identifiable assets                                   $1,384,115   $ 72,826   $ 671,390   $ 45,734        $(231,195)    $1,942,870
Corporate assets                                                                                                           392,694
                                                                                                                        ----------
Total assets                                                                                                            $2,335,564
                                                                                                                        ==========

The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's operating units. Accordingly, the revenue, operating income (loss) and identifiable assets shown for each geographic area may not be indicative of the amounts that would have been reported if the operating units were independent of one another.

Intercompany sales and transfers of manufacturing materials between areas are at prices which, in general, provide a profit after coverage of all manufacturing costs. Intercompany sales of finished systems are at prices intended to provide a profit for purchasing entities after coverage of marketing, support and general and administrative costs.

Operating income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income (loss) is net of corporate research and development and administrative expenses.

Corporate assets are those assets maintained for general purposes, principally cash and short-term investments.

The Company operates in the large-scale computer system and related storage and communications products segment of the data processing industry. Revenues for similar classes of products or services within this one business segment for the most recent three years are presented below:

                                     1993    1992    1991
(In millions)
Processors                         $  857  $1,696  $  980
Storage products                      277     316     221
Communications products                26      35      65
Maintenance services                  474     431     397
Software and education services        47      47      39
                                   ------  ------  ------
 Total                             $1,681  $2,525  $1,702
                                   ======  ======  ======

NOTE 9

CAPITAL STOCK

There are 200,000,000 authorized shares of common stock, par value of $.05 per share, of which 114,578,000 shares were issued and outstanding as of December 31, 1993.

As of December 31, 1993 the Company had reserved shares of its common stock for the following purposes:

DESCRIPTION                     SHARES RESERVED
Stock options-
 Outstanding                         10,736,213
 Available for grant                  1,931,946
Employee Stock Purchase Plan          3,475,959
Restricted Stock Plan                   361,782
                                     ----------
                                     16,505,900
                                     ==========

In January 1994, the Board of Directors adopted the 1994 Stock Incentive Plan (the 1994 Plan), subject to stockholder approval at the 1994 Annual Meeting of Stockholders. Upon the 1994 Plan becoming effective, the Company's 1971 and 1974 Stock Option Plans, the 1982 Non-Qualified Stock Option Plan and the Restricted Stock Plan would be cancelled and all outstanding options and rights under these plans would be incorporated into the 1994 Plan. Up to 14,300,000 shares would be initially reserved for issuance under the 1994 Plan.

There are 5,000,000 authorized shares of Preferred Stock, par value of $1 per share. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of December 31, 1993, no Preferred Stock had been issued.


NOTE 10

EMPLOYEE STOCK OPTION AND BENEFIT PLANS

Under the Company's stock option plans, options generally become exercisable in cumulative annual installments beginning one year after the date of grant, are fully exercisable after four or five years and expire after five or ten years. Options are granted to non-employee directors, under the Automatic Option Grant Program. On December 31, 1993, options for 1,278,577 shares were exercisable at prices ranging from $4.88 to $18.88.

Activity in the Company's option plans is summarized as follows:

                             SHARES     OPTION PRICES
Options outstanding at
December 28, 1990         5,396,139   $ 0.07 - $20.75
  Granted                 1,070,965   $14.06 - $15.00
  Exercised                (192,894)  $ 0.07 - $14.59
  Expired or cancelled     (119,725)  $ 0.38 - $15.50
                          ---------   ---------------
Options outstanding at
December 27, 1991         6,154,485   $ 0.38 - $20.75
  Granted                 5,636,840   $ 7.00 - $17.50
  Exercised                (511,393)  $ 0.38 - $15.50


  Expired or cancelled   (4,705,662)  $ 0.38 - $20.75
                         ----------   ---------------
Options outstanding at
December 25, 1992         6,574,270   $ 0.38 - $20.75
  Granted                 9,681,672   $  4.72 - $8.19
  Exercised                 (39,231)  $  0.38 - $7.03
  Expired or cancelled   (5,480,498)  $ 0.38 - $20.75
                         ----------   ---------------
Options outstanding at
December 31, 1993        10,736,213   $ 4.72 - $18.88
                         ==========   ===============

Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at a price per share that is the lesser of 85% of the fair market value as of the first day or the last day of each three month purchase period.

As of December 31, 1993, the Company had 387,270 shares of common stock outstanding with certain officers and key employees under the Restricted Stock Plan. These shares carry certain restrictions on transferability, which will lapse over periods as determined by the Board of Directors at the time of grant. The difference between the fair market value at the date of grant and the purchase price of the shares (generally, $.05 per share) is recorded as compensation expense ratably over the period from the date of grant to the date the restrictions lapse.

The Company has a Capital Accumulation Plan available to all its domestic and Canadian employees to which it contributes based on its profits. The Company also has a Savings Plan for domestic employees whereby it matches 25% of employee contributions up to specified limits. In addition, under the Executive Incentive Performance Plan, amounts up to 2% of income before taxes are accrued for selected key employees instead of their participation in the Capital Accumulation Plan. Approximately half of the award vests over the following four years and the remainder vests over a service period of up to twenty years. The total cost of these plans charged to income was $3,705,000 in 1993 and $5,234,000 in 1991. In 1992 the cost of these plans was immaterial.


NOTE 11

INCOME TAXES

In the first quarter of 1993 the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of this standard changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method. FAS 109 was adopted on a prospective basis and amounts presented for prior years have not been restated. The cumulative effect of this change in accounting increased earnings in 1993 by $8,746,000, or $0.08 per share.

Income (loss) before taxes and the provision for (benefit from) income taxes were comprised of the following:

                                          1993       1992       1991
(In thousands)
Income (loss) before taxes:
 Domestic                            $(488,628)  $ 27,476   $(35,539)
 Foreign                              (225,114)   (41,451)    42,577
                                     ---------   --------   --------
                                     $(713,742)  $(13,975)  $  7,038
                                     =========   ========   ========

Provision for (benefit from)
income taxes:
 Federal-
  Current                            $ (47,378)  $ 40,650   $  5,012
  Deferred, net                          6,578    (20,529)    (1,970)
                                     ---------   --------   --------
                                       (40,800)    20,121      3,042
                                     ---------   --------   --------
 State-
  Current                               (4,253)     1,524        680
  Deferred, net                          5,466      2,839       (608)
                                     ---------   --------   --------
                                         1,213      4,363         72
                                     ---------   --------   --------

 Foreign-
  Current                               (5,090)    (3,571)    15,001
  Deferred, net                        (80,323)   (27,913)   (15,515)
                                     ---------   --------    -------
                                       (85,413)   (31,484)      (514)
                                     ---------   --------   --------
  Net tax provision
   (benefit)                         $(125,000)  $ (7,000)  $  2,600
                                     =========   ========   ========

The effective income tax provision (benefit) differed from the statutory Federal provision due to the following:

                                          1993       1992      1991
(In thousands)
Statutory Federal tax
 provision (benefit)                 $(249,810)  $ (4,752)  $ 2,393
State tax provisions,
 net of Federal tax
 benefit                                   780      2,880        47
Research and development
 credits                                   ---     (1,221)   (2,396)
Net operating losses in
 excess of available
 benefits                              120,558      7,081     1,000
Foreign subsidiaries'

 earnings taxed at
 rates in excess of
 (less than) the
 statutory Federal
 rate                                       94   (11,531)     1,174
Other                                    3,378       543        382
                                     ---------   --------   -------
Net tax provision
 (benefit)                           $(125,000)  $ (7,000)  $ 2,600
                                     =========   ========   =======
Net effective tax rate                     18%        50%       37%
                                     ---------   --------   -------

Net income tax refunds of $16,000,000 were received by the Company in 1993, and net income taxes of $12,077,000 and $57,340,000 were paid by the Company in 1992 and 1991, respectively.

The components of the net deferred tax liability under FAS 109 as of December 31, 1993 were as follows:

(In thousands)
Deferred tax liabilities:
Tax on foreign income                         $ (46,094)
Depreciation                                    (42,273)
Other                                           (16,861)
                                              ---------
Total deferred tax liabilities                 (105,228)
                                              ---------
Deferred tax assets:
Reserves                                        165,578
Revenue timing                                   18,656
Net operating loss carryforwards                 50,672
                                              ---------
                                                234,906
Valuation allowance                            (152,337)
                                              ---------
Total deferred tax assets                        82,569
                                              ---------
Net deferred tax liability                    $ (22,659)
                                              =========

No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items.

The valuation allowance of $152,337,000 at December 31, 1993 consisted of worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them. The Company believes sufficient uncertainty exists regarding the realizability of these items, and accordingly, a valuation allowance has been established.

For years prior to 1993, deferred taxes as accounted for under Accounting Principles Bulletin No. 11 resulted from differences in the timing of revenue and expense recognition for tax return and financial statement purposes. The tax effects of these timing differences for the years indicated were as follows:

                                    1992       1991
(In thousands)
Taxes on foreign income
 currently payable              $(24,452)  $(15,771)
Accelerated depreciation           8,882     14,324
Reserves currently
 deductible (not currently
 deductible) for tax purpose     (49,663)    37,678
Revenue timing                    16,800    (49,362)
Other items                        2,830     (4,962)
                                --------   --------
Net amount                      $(45,603)  $(18,093)
                                ========   ========

The Company provides in full for United States income taxes on the earnings of foreign subsidiaries not considered indefinitely invested outside the United States. Cumulative earnings of foreign subsidiaries considered indefinitely invested outside of the United States amounted to $130 million at December 31, 1993. If these earnings were distributed, deferred tax assets would become available to substantially reduce or eliminate any resulting United States income tax liability.

The Company had operating loss carryforwards remaining at December 31, 1993 for certain foreign subsidiaries of approximately $59 million, approximately $27 million of which expire at various dates from 1997 through 2003 and approximately $32 million of which can be carried forward indefinitely.

During the fourth quarter of 1993 the Internal Revenue Service (IRS) completed its field audit of the Company's 1985 and 1986 tax years. Results of the audit were similar to the IRS' proposed adjustments to the 1983 and 1984 tax years, the most significant of which related to the treatment of system spares. The Company expects to file a protest with the Appeals Division of the IRS contesting the proposed adjustments to tax years 1985 and 1986 and combine this action with the protest already underway regarding tax years 1983 and 1984. In the opinion of management, the final resolution of the protest will not have an adverse impact on the Company's operating results or financial position.


NOTE 12

LEASE COMMITMENTS

The Company leases a substantial portion of its principal facilities under capital lease agreements extending through the year 2008. Capitalized facilities leases totaling $25,652,000 and $31,366,000 with accumulated amortization of $15,487,000 and

$18,285,000 were included in the land and buildings classification on the balance sheets at December 31, 1993 and December 25, 1992, respectively. The lease agreements provide for renewal options extending the lease terms beyond the initial terms in five-year increments. The Company also leases certain equipment and sales and service facilities under operating leases. The minimum lease commitments as of December 31, 1993 were as follows:

                                   CAPITAL   OPERATING
                                    LEASES      LEASES
(In thousands)
1994                              $  3,662    $ 33,231
1995                                 3,318      25,922
1996                                 3,318      21,543
1997                                 3,318      17,742
1998                                 3,273      14,686
After 1998                          23,598      46,934
                                  --------    --------
Total minimum lease commitments   $ 40,487    $160,058
                                              ========

Less imputed interest
 (9.25% to 13.76%)                 (18,833)
                                  --------
Present value of minimum lease
  commitments (Note 7)            $ 21,654
                                  ========

Rental expense charged to income was $44,953,000 in 1993, $48,130,000 in 1992 and $43,623,000 in 1991.


NOTE 13

LITIGATION

     Multiple securities class action lawsuits were filed against the Company and certain of its directors, officers and other employees in September and October of 1992 in the United States District Court for the Northern District of California. These cases were subsequently consolidated into a single action.
On September 10, 1993 the Court gave final approval to a settlement of this litigation under which all claims in the litigation were dismissed and finally settled, and plaintiffs and their attorneys received a cash payment from the Company and its insurer. The settlement payment did not have a material impact on the Company's financial position or results of operations.

NOTE 14

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       FIRST     SECOND       THIRD     FOURTH         YEAR
(In thousands, except per common share amounts)
FISCAL QUARTER 1993
Revenues                                           $ 380,713   $463,206   $ 393,673   $442,940   $1,680,532
                                                   =========   ========   =========   ========   ==========
Gross margin                                       $  82,709   $139,402   $ 105,264   $120,647   $  448,022
                                                   =========   ========   =========   ========   ==========
Loss before taxes                                  $(340,353)  $(29,599)  $(296,930)  $(46,860)  $ (713,742)
                                                   =========   ========   =========   ========   ==========
Loss before accounting change                      $(248,453)  $(23,699)  $(275,730)  $(40,860)  $ (588,742)
                                                   =========   ========   =========   ========   ==========
Net loss                                           $(239,707)  $(23,699)  $(275,730)  $(40,860)  $ (579,996)
                                                   =========   ========   =========   ========   ==========

Loss per common share:
  Loss before accounting change                    $   (2.19)  $   (.21)  $   (2.41)  $   (.36)  $    (5.17)
                                                   =========   ========   =========   ========   ==========
 Net loss                                          $   (2.12)  $   (.21)  $   (2.41)  $   (.36)  $    (5.09)
                                                   =========   ========   =========   ========   ==========


FISCAL QUARTER 1992
Revenues                                           $ 497,916   $692,983   $ 588,840   $744,995   $2,524,734
                                                   =========   ========   =========   ========   ==========
Gross margin                                       $ 174,744   $219,943   $ 146,594   $216,210   $  757,491
                                                   =========   ========   =========   ========   ==========
Income (loss) before taxes                         $   7,394   $ 28,948   $ (55,567)  $  5,250   $  (13,975)
                                                   =========   ========   =========   ========   ==========
Net income (loss)                                  $   4,394   $ 16,948   $ (30,767)  $  2,450   $   (6,975)
                                                   =========   ========   =========   ========   ==========
Net income (loss) per common share                 $     .04   $    .15   $    (.27)  $    .02   $     (.06)
                                                   =========   ========   =========   ========   ==========

Report of Independent Public Accountants

TO AMDAHL CORPORATION:

We have audited the accompanying consolidated balance sheets of Amdahl Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and December 25, 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amdahl Corporation and subsidiaries as of December 31, 1993 and December 25, 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 11 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.

                                                            ARTHUR ANDERSEN & CO

SAN JOSE, CALIFORNIA
JANUARY 31, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS

1993 COMPARED TO 1992
RESULTS OF OPERATIONS

In 1993 the Company began to restructure its worldwide operations in order to address the competitive conditions in the markets for large-scale computing systems, including prices which declined at much greater than normal historical rates and reduced levels of demand. The restructuring consists of a series of planned actions, including a reduction in the number of employees by approximately one-third, consolidation of offices and facilities and disposition of assets that are no longer required due to changes in product plans, reduction in manufacturing capacity by approximately 50%, and elimination of selected product development programs, as well as other expense reductions. The majority of these actions are expected to be initiated by the end of 1994.

In connection with these actions, the Company recorded restructuring charges totaling $478,000,000 to operating expenses, $243,000,000 of which was recorded in the first quarter of 1993 and $235,000,000 of which was recorded in the third quarter of 1993. The restructuring costs included the following approximate amounts: $120 million related to reductions in the workforce, $200 million related to closing excess facilities and write-downs of equipment, $60 million related to write-downs of excess inventory resulting from reduced manufacturing capacity and changes in product plans, $10 million related to vendor charges due to the cancellation of development programs, and other various charges totaling $88 million. In total the restructuring charges reflected $298 million of noncash write-offs of recorded assets and $180 million of projected cash outflows. Of the estimated cash outflows, $107 million is expected to occur beyond 1993.


REVENUES

Total revenues decreased 33% from 1992 to 1993, and equipment sales decreased 44%. Prices for the Company's 5995M mainframe computers, as well as the Company's other products, declined at greater than normal historical rates because of significant competitive pressures. In 1993 prices for the 5995M and 5995A processors declined approximately 34% and 38%, respectively, compared to systems of like configuration and model sold in 1992. The Company also experienced reduced levels of demand during 1993 for certain of its products, particularly the 5995M mainframe systems. Processor shipment volumes of the 5995M and the older 5995A series decreased approximately 23% and 32%, respectively. As a result, processor equipment sales decreased 50%. The reduced volume of business reflected ongoing economic weakness in the Company's principal markets, particularly its international markets. Demand for large-scale mainframe processors also continued to be negatively impacted by a shift by some customers from centralized mainframe computing to smaller systems and by an excess supply of computing capacity in the marketplace. Also, as previously reported, a limited number of customers affected by component failure associated with deliveries of the 5995M mainframe system deferred additional purchases of those systems. A decrease of 13% in storage equipment sales also contributed to the Company's revenue decrease in 1993.

Maintenance, lease and other revenues increased 9% from the prior year, reflecting increased maintenance revenues from a larger customer installed base and increased consulting and services revenues.

Revenues were also adversely impacted by approximately $58 million by a strengthened U.S. dollar, as international revenues denominated in foreign currencies translated to fewer dollars in 1993, when compared to 1992.


GROSS MARGINS

Gross margin as a percentage of revenues declined from 30% in 1992 to 27% in 1993. The decreases in processor pricing discussed above more than offset improved gross margins on storage equipment sales and maintenance services revenues, lower production costs resulting from manufacturing efficiencies from maturing product lines, and a decrease in cost of equipment sales of approximately $44 million related to the provision for implementation of engineering changes to support IBM features on certain 5995M processors shipped during 1993, when compared to 1992.


OPERATING EXPENSES

Engineering and development expenses amounted to $334,514,000 in 1993, a decrease of 10% from 1992. Marketing, general and administrative expenses decreased 13% to $354,939,000 in 1993. These decreases reflect the benefits from the Company's reduction in force in November 1992 and the restructuring actions taken in 1993, as well as other cost control programs. Operating expenses also included a separate category for the 1993 restructuring charges discussed previously.

In the first quarter of 1993 the Company implemented Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires that the cost of these benefits be accrued in the financial statements. The effect of this implementation did not have a material impact on the Company's financial position or results of operations.

Statement of Financial Accounting Standards No. 106, which established accounting standards for employers' accounting for postretirement benefits other than pensions, was required to be adopted in 1993. The Company does not offer post-retirement benefits and therefore this statement did not have a material impact on the Company's financial position or results of operations.


INTEREST INCOME/EXPENSE AND INCOME TAXES

Net interest income decreased 28% in 1993 from the prior year due to lower average investment levels and decreased yields.

The effective annual income tax rate decreased from 50% in 1992 to 18% in 1993. No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items. The Company believes uncertainty exists as to the realizability of certain tax assets. Therefore, a valuation reserve was recorded in 1993, resulting in the decreased tax benefit.

In the first quarter of 1993 the Company implemented Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this accounting change increased earnings in 1993 by $8,746,000, or $0.08 per share. Income taxes for the prior period were not restated for this change.


1992 COMPARED TO 1991

REVENUES

Revenues increased 48% from 1991 to 1992. Equipment sales increased 64% and accounted for 96% of the year over year revenue increase. Processor equipment sales increased 75%, primarily as a result of volume shipments of the Company's new 5995M processor. Combined processor shipment volumes of the 5995M and 5990/5995A series increased approximately 47%. However, because of intense competition, especially during the later half of the year, prices for the 5995M decreased approximately 26% during 1992. This rate of decline in pricing was more acute when compared to pricing patterns for previous processors during their first year of shipments. In addition, prices for the older 5990/5995A series processors decreased approximately 57% in 1992 compared to systems of like configuration and model sold in 1991. An increase of 45% in storage equipment sales revenues also contributed to the Company's revenue increase in 1992 as shipments of the Company's new storage products reached volume levels.

Maintenance, lease and other revenues increased 7% from the prior year primarily due to maintenance revenue from a larger installed base of the Company's processor products.


GROSS MARGINS AND OPERATING EXPENSES

The gross margin percentage decreased from 38% in 1991 to 30% in 1992, reflecting the significant decreases in processor pricing. In addition, cost of equipment sales included the provision of approximately $60 million in 1992 (compared to approximately $2 million in 1991) for implementation of engineering changes to support IBM features on certain 5995M processors shipped during 1992.

Gross margins and operating expenses were also unfavorably impacted by a charge of $25 million in the third and fourth quarters of 1992, of which approximately $13 million was charged to cost of sales and approximately $12 million was charged to operating expenses, in connection with a nine percent reduction in the employee workforce in November 1992.

Operating expenses increased approximately 16% from 1991 to 1992 and were 31% of revenues in 1992 compared to 39% of revenues in 1991. The 19% increase in 1992 in engineering and development expenses was due primarily to the increased average number of employees in 1992, compared to 1991, and depreciation expense associated with additional capital equipment used for product design and development. The 13% increase in marketing, general and administrative expenses reflected expenses associated with a larger salesforce.


INTEREST INCOME/EXPENSE AND INCOME TAXES

Net interest income decreased 80% in 1992 from the prior year due to lower average investment levels, decreased yields and increased average debt levels.

The effective annual income tax rate increased from 37% in 1991 to 50% in 1992. The higher rate actually reflected an increased tax benefit given the year's loss before taxes. The higher rate was primarily due to additional tax benefits from foreign subsidiaries' earnings taxed at rates lower than the statutory Federal rate. Included in this tax benefit was the permanent reinvestment of approximately $30 million of the Company's Irish subsidiary's prior years' earnings.


FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

Operating results are a function of a number of factors, including general economic conditions, the availability and cost of components, the uncertainties inherent in the development, engineering and manufacturing of technically complex products, the performance and reliability of these products, the requirement to maintain compatibility with competing IBM systems, and various other competitive pressures.

The Company expects the competitive pricing pressures and the shift in the mix of units shipped to equipment with smaller configurations (which are less profitable) will continue to adversely affect revenues and gross margins in 1994. A persistence of the economic weakness in the Company's international markets experienced in prior years would also have a material adverse impact on earnings. Also, the Company believes that the growth of the market for mainframe systems generally is being impacted by the competition from smaller, less costly computer systems.

The Company believes that the restructuring actions which it took in 1993 will bring its costs in line with anticipated levels of business in 1994 and beyond. However, any significant deterioration in these levels of business would likely require the Company to make additional adjustments to its expense structure, including additional restructuring charges. Because of these uncertainties the Company is unable to predict when it will be able to achieve or sustain profitability.

In the latter part of 1993 the Company reorganized along lines of business consisting of its compatible processors, storage products, maintenance and consulting services, open systems and Huron software businesses, in order to enable the Company to more effectively enhance and expand its product offerings. Because of the factors noted above affecting its traditional mainframe business, the Company intends to rely increasingly on its ability to utilize lower cost technologies in future compatible processor products and on the ability of its newer lines of business to contribute a higher percentage of revenues and profits to overall operations. Successful implementation of this strategy is, however, subject to the inherent risks associated with the introduction of new technologies and the Company's lack of extensive experience in developing product offerings not related to its traditional compatible processor business.

In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company will adopt this standard in the first quarter of 1994 and does not believe that adoption of the standard will have a material impact on its financial statements or results of operations.


FINANCIAL CONDITION

DECEMBER 31, 1993 COMPARED TO DECEMBER 25, 1992

The Company's net cash position (cash and short-term investments net of short-term and long-term bank debt) improved by $233 million, from a net borrowing position of $116 million at December 25, 1992 to a net cash and investment position of $117 million at December 31, 1993.

Cash, cash equivalents and short-term investments decreased $42 million, reflecting cash provided by operating activities which was offset by cash used for repayments of bank borrowings and capital expenditures (net of proceeds from property and equipment sales). Receivables decreased $268 million due to decreased revenues and improved collections. Inventories decreased $277 million primarily due to the Company's efforts to reduce inventory levels and as a result of additional inventory reserves taken in 1993, including $60 million related to the restructuring actions taken in the first and third quarters of 1993 (discussed under "Results of Operations"). Long-term receivables and other assets decreased $54 million primarily due to decreased sales-type lease receivables. Net property and equipment decreased by $347 million primarily due to write-downs of approximately $200 million related to the restructuring actions taken in 1993, as well as ongoing depreciation charges.

The cash, cash equivalents and short-term investment balances as of December 31, 1993 included approximately $175 million currently invested outside the United States. Repatriation of these investments and cash would give rise to Federal taxable income for the year of transfer, taxes for which have been provided. (See Note 11 to the Consolidated Financial Statements regarding foreign subsidiaries' earnings on which taxes have not been provided.)

Accounts payable and accounts payable to Fujitsu decreased $150 million due primarily to significantly reduced purchases of manufacturing materials. Notes payable and short-term debt decreased $76 million because the Company paid down borrowings under a number of its credit agreements. The increase in accrued liabilities of $90 million was primarily due to accruals of costs associated with restructuring the Company's operations.

At December 31, 1993 and December 25, 1992, $130,000,000 and $300,000,000,
respectively, was outstanding under the Company's revolving credit agreement with a group of banks. The amount outstanding at December 31, 1993 was classified as short-term debt and was repaid by the Company upon expiration of the facility on January 31, 1994. (See Note 7 to the Consolidated Financial Statements.)

In January 1994 the Company and Fujitsu entered into an agreement under which Fujitsu would provide loans to the Company in an aggregate amount not to exceed $100,000,000. Such loans bear interest at a rate based upon the London Interbank Offered Rate. Any outstanding loan balance is payable to Fujitsu on January 28, 1997. As of January 28, 1994, $80,000,000 was outstanding under this agreement.


LIQUIDITY

The nature of the computer industry, combined with the current economic environment, make it very difficult for the Company to predict future liquidity requirements with certainty. However, the Company believes that internally generated cash and borrowings under its loan agreement with Fujitsu will be adequate to finance continuing operations, investments in plant and equipment, inventories and spare parts, and expenditures for the development of new products at least through the next twelve months, providing that financial results are not significantly less favorable than planned, and objectives for a further reduction in inventories are achieved. Capital spending for items other than leased systems in 1994 is expected to be less than the $90 million spent in 1993. While customer demands for lease financing constitute a potential use of cash, the Company feels that, as in the past, adequate sources exist to provide such funding on a non-recourse basis. The Company also expects that other sources of capital will be available to meet any additional financing requirements during and beyond 1994.

The Company has no significant commitments with vendors other than Fujitsu (see
Note 3 to the Consolidated Financial Statements).

Selected Financial Data

FOR THE FIVE YEARS ENDED DECEMBER 31, 1993               1993         1992         1991        1990        1989
(In thousands, except per common share amounts)
Revenues                                           $1,680,532   $2,524,734   $1,702,486  $2,158,755  $2,101,121
Income (loss) before extraordinary
 credit and accounting change                        (588,742)      (6,975)       4,438     183,954     152,972
Net income (loss)                                    (579,996)      (6,975)      10,628     183,954     152,972
Earnings (loss) per common share:
 Income (loss) before extraordinary
  credit and accounting change                          (5.17)        (.06)         .04        1.66        1.39
 Net income (loss)                                      (5.09)        (.06)         .10        1.66        1.39
Dividends per common share                                .05          .10          .10         .10         .10
Long-term debt and liabilities                         52,208      262,243      138,347      59,893      87,085
Total assets                                        1,672,187    2,701,024    2,335,564   2,326,767   2,233,666

Common Stock Dividends and Price Range

DIVIDENDS

In the third quarter of 1993 the Company suspended the quarterly cash dividend on its common stock which the Company had paid since April 1977. Dividends declared per share for the most recent five years are shown under "Selected Financial Data." Payment of future dividends will be dependent upon the Company's earnings, capital requirements, financial condition and other factors.


MARKET PRICE

The common stock is listed on both the American and London Stock Exchanges. The following table sets forth, for the periods indicated, the range of high and low sale prices on the American Stock Exchange-Composite Transactions, as reported by The Wall Street Journal.



1993                 HIGH      LOW

First Quarter     $ 8 1/2  $ 6 5/8
Second Quarter      6 1/2    4 5/8
Third Quarter       6 3/8    4 1/2
Fourth Quarter      7 1/8    4 3/8


1992                 HIGH      LOW

First Quarter     $20 5/8  $15 1/4
Second Quarter     18 1/4   14 1/2
Third Quarter      18 3/8    8 7/8
Fourth Quarter      9 3/8    6 5/8

On December 31, 1993 there were approximately 22,500 holders of record of Amdahl common stock.