Form 10-K, Exhibit 13
AMDAHL CORP
filed 1995-03-27
CIK 4427

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations
1994 Compared to 1993


Revenues

In 1994, total revenues decreased 2% and equipment sales decreased 7% from the prior year. Processor equipment sales revenue declined 4% from 1993 to 1994 due primarily to a 46% decrease in revenues from equipment sales of the Company's older 5995A mainframe product line. However, revenues from equipment sales of 5995M systems increased 5% from 1993 to 1994 due to an increase in shipment volumes of approximately 59%, although when compared to 1993 these shipment volumes consisted of smaller processor configurations. The revenue generated from the increase in 5995M shipment volumes more than offset 5995M pricing declines of approximately 20% in 1994. The rate of price declines in 1994 was less severe than the declines experienced in 1992 and 1993, which the Company believes indicates an improved balance between supply and demand in the mainframe marketplace. Storage product sales decreased 24% from 1993 primarily due to price declines and, to a lesser extent, decreased shipment volumes as the Company began to transition to new products. Open systems equipment sales of high performance servers acquired under OEM arrangements with Sun Microsystems, which the Company began shipping in volume at the beginning of 1994, increased revenues in 1994, in part offsetting the declines discussed above.

Maintenance, lease and other revenues increased 7% from the prior year, reflecting increased maintenance revenues from a larger customer installed base and to a lesser extent increased sales of Huron software licenses.

The impact of fluctuations in foreign currency exchange rates on revenues was immaterial in 1994.


Gross Margins

Gross margin as a percentage of revenues increased from 27% in 1993 to 36% in 1994. Gross margin on equipment sales as a percentage of revenues increased from 22% in 1993 to 32% in 1994, which primarily reflected lower production costs resulting from reductions in excess manufacturing capacity and other Company-wide restructuring actions begun in 1993 as well as a reduction in vendor component costs. In addition, cost of equipment sales in 1993 included the provision of $17 million (compared to no provision in 1994) for implementation of engineering changes to support IBM features on certain 5995M processors shipped during 1993. The lower manufacturing costs more than offset the pricing declines discussed above. Also, gross margins on maintenance, lease and other revenues as a percentage of revenues increased from 36% in 1993 to 44% in 1994, reflecting the cost reduction actions taken in the field service organization in 1993.


Operating Expenses

Operating expenses in 1994 and 1993, excluding 1993 restructuring charges of $478,000,000, were 32% and 41% of revenues, respectively.

Engineering and development expenses decreased 39% from 1993 to 1994 due to cancellations and reductions in the scope of certain product development projects as well as other cost reduction benefits realized from the restructuring of operations. Engineering and development expenses also decreased due to the November 1993 agreement with Fujitsu for the joint development of the next generation of IBM compatible systems. The decrease in marketing, general and administrative expenses of 8% from 1993 to 1994 also reflected cost reductions from the restructuring of operations.


Interest Income/Expense and Income Taxes

Net interest income increased $11 million or 188% in 1994 from the prior year, as decreased interest expense from lower average debt levels and increased interest income from higher average cash levels were partially offset by decreased interest income from lower levels of sales-type leases.

The effective annual income tax rate decreased from 18% in 1993 to 7% in 1994, reflecting utilization of net operating loss carryforwards.


Results of Operations
1993 Compared to 1992

In 1993, the Company began to restructure its worldwide operations in order to address the competitive conditions in the markets for large-scale computing systems, including prices which declined at much greater than normal historical rates and reduced levels of demand. The restructuring consisted of a series of planned actions, including a reduction in the number of employees by approximately one-third, consolidation of offices and facilities and disposition of assets that were no longer required due to changes in product plans, reduction in manufacturing capacity by approximately 50%, and elimination of selected product development programs, as well as other expense reductions.

In connection with these actions, the Company recorded restructuring charges totaling $478,000,000 to operating expenses, $243,000,000 of which was recorded in the first quarter of 1993 and $235,000,000 of which was recorded in the third quarter of 1993. The restructuring costs included the following approximate amounts: $120 million related to reductions in the workforce, $200 million related to closing excess facilities and write-downs of equipment, $60 million related to write-downs of excess inventory resulting from reduced manufacturing capacity and changes in product plans, $10 million related to vendor charges due to cancellation of development programs and various other charges totaling $88 million. In total the restructuring charges reflected $298 million of noncash write-offs of recorded assets and $180 million of projected cash outflows.

For further information see Note 7 to the Consolidated Financial Statements.

[a bar graph entitled Gross Margins (Percent) is inserted next to the above text, indicating that the gross margins for 1992, 1993 and 1994 were 30%, 27% and 36%, respectively]


Revenues

Total revenues decreased 33% from 1992 to 1993, and equipment sales decreased 44%. Prices for the Company's 5995M mainframe computers, as well as the Company's other products, declined at greater than normal historical rates because of significant competitive pressures. In 1993 prices for the 5995M and 5995A processors declined approximately 34% and 38%, respectively, compared to systems of like configuration and model sold in 1992. The Company also experienced reduced levels of demand during 1993 for certain of its products, particularly the 5995M mainframe systems. Processor shipment volumes of the 5995M and the older 5995A series decreased approximately 23% and 32%, respectively. As a result, processor equipment sales decreased 50%. The reduced volume of business reflected ongoing economic weakness in the Company's principal markets, particularly its international markets. Demand for large-scale mainframe processors also continued to be negatively impacted by a shift by some customers from centralized mainframe computing to smaller systems and by an excess supply of computing capacity in the marketplace. A decrease of 13% in storage equipment sales also contributed to the Company's revenue decrease in 1993.

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

[a bar graph entitled Operating Expenses* (Dollars in Millions) is inserted next to the above text, indicating that the operating expenses for 1992, 1993 and 1994 were $779 million, $689 million and $531 million, respectively.
* Excluding 1993 restructuring charges]


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

In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits. This statement requires that the cost of these benefits be accrued in the financial statements. The effect of this implementation did not have a material impact on the Company's financial position or results of operations.

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

The effective annual income tax rate decreased from 50% in 1992 to 18% in 1993. No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items. The Company believed uncertainty existed as to the realizability of certain tax assets, and, therefore, a valuation allowance was recorded in 1993, resulting in the decreased tax benefit.

In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of this accounting change decreased the loss in 1993 by $8,746,000, or $0.08 per share. Income taxes for the prior period were not restated for this change.


Factors That May Affect Future Operating Results

Although the Company's financial performance improved in 1994, continuing profitability will depend on sustained favorable economic conditions in the Company's primary markets and continued stabilization of pricing for large mainframe systems. Stabilization of pricing is dependent on continued balance between the supply of mainframe systems and customer demand.

The Company's continued profitability will also depend on the ability of the traditional mainframe market to grow in the face of competition from smaller, less costly computer systems. Therefore, the Company intends to rely increasingly on the utilization of lower cost technologies in future compatible processor products and on the ability of its other lines of business to contribute a higher percentage of revenues and profits to overall operations. Successful implementation of this strategy is, however, subject to the inherent risks associated with the introduction of new technologies and with the entry into new markets less related to the Company's traditional compatible processor business.

IBM has recently introduced the use of lower cost technologies in certain of its lower end mainframe systems and has announced its intention to utilize similar technologies in future versions of its large-scale processors. Amdahl has announced similar intentions to utilize lower cost technologies in future versions of its processors. However, Amdahl will need to respond in a timely manner to IBM's introductions to remain competitive on a price/performance basis, and any material delays could have an adverse impact on processor sales.

Also, the market for the Company's storage products has become increasingly competitive in recent years, and competition is expected to further intensify during 1995, making market conditions more difficult for the Company's current products. The Company has new product offerings under development. However, any delays in current development schedules will have a further adverse impact on the Company's revenues for this line of business.

In July 1994, IBM gave the European Commission one year's advance notice of IBM's intention to terminate the Undertaking which it entered into with the Commission in 1984. The Undertaking called upon IBM to disclose interface specifications related to its System /370/390 mainframes to qualified competitors, including Amdahl. Since 1986 the Company has utilized specifications made available pursuant to the Undertaking in maintaining compatibility with new features and functions which IBM has announced from time to time.

At the present time, the Company has no reason to believe that, upon termination of the Undertaking, IBM will depart from its past practice of disclosing interface specifications. However, a failure by IBM to continue to disclose required information on a timely basis would require Amdahl to rely extensively on technically difficult reverse engineering procedures. In such a case, should IBM continue to introduce significant architectural changes to its System/390 mainframes, the ability of the Company's products to remain compatible in the future on a timely basis could be adversely impacted. The Company is unable to predict the extent to which this would negatively affect future operating results.

The Company does not expect operating expenses in 1995 to significantly change from 1994 levels.

[a bar graph entitled Inventories (Dollars in Millions) is inserted next to the above text, indicating that inventories for 1992, 1993 and 1994 were $788 million, $511 million and $283 million, respectively.]


Financial Condition
December 30, 1994 Compared to December 31, 1993

The Company's net cash position (cash and short-term investments minus total debt, excluding capitalized lease obligations) improved by $494 million from December 31, 1993 to December 30, 1994. Cash, cash equivalents and short-term investments increased $446 million, reflecting cash provided by operating activities and long-term borrowings, which was offset to some extent by cash used for repayments of bank borrowings.

The Company's continued efforts to reduce inventory levels resulted in a decline of $228 million. Net property and equipment decreased $164 million due to the downsizing of the Company as well as ongoing depreciation charges, which exceeded capital spending.

The cash, cash equivalents and short-term investment balances as of December 30, 1994 included approximately $236 million currently invested outside the United States. Repatriation of these investments and cash would give rise to federal taxable income for the year of transfer, taxes for which have been provided. (See Note 11 to the Consolidated Financial Statements regarding foreign subsidiaries' earnings on which taxes have not been provided.)

The Company's valuation allowance against worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them decreased from $152 million at December 31, 1993 to $112 million at December 30, 1994. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

At December 31, 1993 $130,000,000 classified as short-term debt was outstanding under the Company's revolving credit agreement with a group of banks. This amount was repaid by the Company upon expiration of the facility on January 31, 1994. In January 1994, the Company and Fujitsu entered into a loan agreement (see Notes 2 and 6 to the Consolidated Financial Statements). At December 30, 1994, $80,000,000 was outstanding under this agreement and was classified as long-term debt.

Accounts payable to Fujitsu increased $53 million due to increased purchases of manufacturing materials.

Accrued liabilities decreased $50 million due primarily to charges against accrued restructuring costs, which decreased from $146 million at December 31, 1993 to $88 million at December 30, 1994 (see Note 7 to the Consolidated Financial Statements).

[a bar graph entitled Net Cash*(Debt) (Dollars in Millions) is inserted next to the above text, indicating that Net Cash (Debt) for 1992, 1993 and 1994 was ($116 million), $117 million and $611 million, respectively.
* Cash and short-term investments, minus total debt(excluding capitalized lease obligations]


Liquidity

The nature of the computer industry, combined with the current economic environment, make it very difficult for the Company to predict future liquidity requirements with certainty. However, the Company believes that existing cash and borrowings under its loan agreement with Fujitsu will be adequate to finance continuing operations, investments in property and equipment, inventories and spare parts, and expenditures for the development of new products at least through the end of 1995 and into 1996. The Company has no significant commitments with vendors other than Fujitsu (see Note 2 to the Consolidated Financial Statements).

CONSOLIDATED BALANCE SHEETS

December 30, 1994 and December 31, 1993                 1994                1993
--------------------------------------------------------------------------------
(Dollars in thousands)
Assets

Current assets:

  Cash and cash equivalents                       $  358,006           $ 149,484

  Short-term investments                             340,600             103,585

  Receivables, net of allowances of $5,196
    in 1994 and $3,266 in 1993                       309,927             307,747

  Inventories                                        283,081             510,702

  Prepaid expenses and deferred tax assets            54,874              53,629
--------------------------------------------------------------------------------
    Total current assets                           1,346,488           1,125,147
--------------------------------------------------------------------------------
Long-term receivables and other assets                34,908              45,620
--------------------------------------------------------------------------------
Property and equipment:

  Leased systems                                      30,238              60,229

  System spares                                      384,685             418,057

  Production and data processing equipment           410,557             667,137

  Office furniture, equipment and improvements       156,195             158,062

  Land and buildings                                 137,429             177,791
--------------------------------------------------------------------------------
                                                   1,119,104           1,481,276

  Less -- accumulated depreciation
    and amortization                                 781,465             979,856
--------------------------------------------------------------------------------
    Property and equipment, net                      337,639             501,420
--------------------------------------------------------------------------------
                                                 $ 1,719,035         $ 1,672,187
================================================================================

Liabilities and Stockholders' Equity

Current liabilities:

  Notes payable and short-term debt              $     8,816         $   137,056

  Accounts payable                                    69,603              54,331

  Accounts payable -- stockholder
    (Fujitsu Limited)                                 71,214              18,092

  Accrued liabilities                                511,706             561,281
--------------------------------------------------------------------------------
    Total current liabilities                        661,339             770,760
--------------------------------------------------------------------------------
Long-term debt - stockholder
  (Fujitsu Limited)                                   80,000                  --
--------------------------------------------------------------------------------
Long-term debt and liabilities                        49,674              52,208
---------------------------------------------------------------------------------
Deferred income taxes                                 51,767              59,013
---------------------------------------------------------------------------------
Stockholders' equity:

  Common stock, $.05 par value
    Authorized -- 200,000,000 shares
    Outstanding -- 116,636,000 shares in 1994
      and 114,578,000 shares in 1993                   5,832               5,729

  Additional paid-in capital                         519,856             507,895

  Retained earnings                                  342,468             267,664

  Cumulative translation adjustments                   8,861               8,918

  Unrealized holding losses on
    available-for-sale securities                       (762)                 --
--------------------------------------------------------------------------------
    Total stockholders' equity                       876,255             790,206
--------------------------------------------------------------------------------
                                                 $ 1,719,035         $ 1,672,187
================================================================================

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Years Ended December 30, 1994      1994           1993          1992
-----------------------------------------------------------------------------------
(Dollars in thousands, except per common share amounts)
Revenues

Equipment sales                           $ 1,050,236    $ 1,132,447   $ 2,022,110

Equipment lease, maintenance and other        588,377        548,085       502,624
-----------------------------------------------------------------------------------
                                            1,638,613      1,680,532     2,524,734
-----------------------------------------------------------------------------------

Cost of Revenues

Equipment sales                               716,144        881,528     1,431,338

Equipment lease, maintenance and other        327,420        350,982       335,905
-----------------------------------------------------------------------------------
                                            1,043,564      1,232,510     1,767,243
-----------------------------------------------------------------------------------
  Gross margin                                595,049        448,022       757,491
-----------------------------------------------------------------------------------

Operating Expenses

Engineering and development                   203,241        334,514       372,365

Marketing, general and administrative         327,917        354,939       407,030

Restructuring costs                                --        478,000            --
-----------------------------------------------------------------------------------
                                              531,158      1,167,453       779,395
-----------------------------------------------------------------------------------
  Income (loss) from operations                63,891       (719,431)      (21,904)
-----------------------------------------------------------------------------------

Interest

Income                                         26,305         23,461        28,957

Expense                                        (9,942)       (17,772)      (21,028)
-----------------------------------------------------------------------------------
                                               16,363          5,689         7,929
-----------------------------------------------------------------------------------
  Income (loss) before provision
    for (benefit from) income taxes            80,254       (713,742)      (13,975)

Provision for (Benefit from) Income Taxes       5,450       (125,000)       (7,000)
-----------------------------------------------------------------------------------
  Income (loss) before change in
    accounting principle                       74,804       (588,742)       (6,975)

Cumulative Effect of Change in
  Accounting Principle                             --          8,746            --
-----------------------------------------------------------------------------------
Net Income (Loss)                         $    74,804    $  (579,996)  $    (6,975)
===================================================================================

Earnings (Loss) per Common Share

Income (loss) before change in
  accounting principle                    $       .63    $     (5.17)  $      (.06)

Net income (loss)                         $       .63    $     (5.09)  $      (.06)

Average outstanding shares
  and equivalents                         118,909,000     113,933,000  112,203,000

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Years Ended December 30, 1994             1994           1993          1992
------------------------------------------------------------------------------------------
(Dollars in thousands)
Cash and Cash Equivalents at Beginning of Year   $   149,484     $  173,012    $  245,237
------------------------------------------------------------------------------------------

Cash Flows from Operating Activities

Net income (loss)                                     74,804       (579,996)       (6,975)

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:

  Depreciation and amortization                      132,864        209,612       211,628

  Restructuring charges                                   --        478,000            --

  Deferred income tax provision                       (7,083)      (102,611)      (27,540)

  Loss (gain) on sales of assets                      (8,524)         1,208        (5,599)

  (Increase) decrease in receivables                  (2,384)       269,784      (182,322)

  (Increase) decrease in inventories                 271,872        221,454      (103,389)

  (Increase) decrease in prepaid expenses
    and deferred tax assets                           (1,781)        40,551       (30,534)

  (Increase) decrease in long-term
    receivables and other assets                       9,992         53,874       (29,831)

  Increase (decrease) in accounts payable             68,964       (150,914)          (33)

  Increase (decrease) in accrued liabilities         (49,774)      (128,722)      148,957

  Increase (decrease) in long-term liabilities        (2,287)       (10,070)        9,012
------------------------------------------------------------------------------------------
Net cash provided by (used for) operating
  activities                                         486,663        302,170       (16,626)
------------------------------------------------------------------------------------------

Cash Flows from Investing Activities

Purchases of available-for-sale short-term
  investments                                       (47,016)            --            --

Purchases of held-to-maturity short-term
  investments                                      (519,684)            --            --

Proceeds from sales of available-for-sale
  short-term investments                             40,677             --            --

Proceeds from maturities of held-to-maturity
  short-term investments                            286,075             --            --

Decrease in short-term investments                       --         18,372        44,977

Capital expenditures:

  Leased systems                                    (18,200)       (45,045)      (52,081)

  System spares                                      (8,584)       (50,841)     (105,184)

  Other property and equipment                      (40,841)       (39,033)     (252,397)

  Proceeds from property and equipment sales         62,352         68,191        59,565
-----------------------------------------------------------------------------------------
Net cash used for investing activities             (245,221)       (48,356)     (305,120)
-----------------------------------------------------------------------------------------

Cash Flows from Financing Activities

Increase (decrease) in notes payable and
  short-term borrowings                               2,521       (106,854)       30,233

Borrowings under revolving credit agreement              --             --       300,000

Long-term borrowings                                 80,000             --            --

Repayments of borrowings under revolving
  credit agreement                                 (130,000)      (170,000)      (85,000)

Sale of common stock and exercise of options         12,064          7,393        16,854

Dividends paid                                           --         (5,676)      (11,214)
-----------------------------------------------------------------------------------------
Net cash provided by (used for) financing
  activities                                        (35,415)      (275,137)      250,873
-----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash               2,495         (2,205)       (1,352)
-----------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                       208,522        (23,528)      (72,225)
-----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year        $   358,006     $  149,484     $ 173,012
=========================================================================================

The accompanying notes are an integral part of these financial statements. Prior years have not been restated to conform to current-year presentation.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Three Years Ended December 30, 1994

                                                  Additional                      Cumulative    Unrealized
                                         Common      Paid-In       Retained      Translation       Holding
                                          Stock      Capital       Earnings      Adjustments        Losses       Total
-----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Balance at December 27, 1991            $ 5,562    $ 483,815      $ 871,525         $ 16,627       $ --    $ 1,377,529

Sale of 1,908,024 shares, net of
  repurchases, of common stock under
  employee stock benefit plans               95       15,602             --               --         --         15,697

Income tax benefit arising from
  employee stock option plans                --        1,157             --               --         --          1,157

Cash dividends ($.10 per share)              --           --        (11,214)              --         --        (11,214)

Net loss                                     --           --         (6,975)              --         --         (6,975)

Translation adjustments                      --           --             --           (5,078)        --         (5,078)
-----------------------------------------------------------------------------------------------------------------------

Balance at December 25, 1992              5,657      500,574        853,336           11,549         --      1,371,116

Sale of 1,439,269 shares, net of
  repurchases, of common stock under
  employee stock benefit plans               72        7,234             --               --         --          7,306

Income tax benefit arising from
  employee stock option plans                --           87             --               --         --             87

Cash dividends ($.05 per share)              --           --         (5,676)              --         --         (5,676)

Net loss                                     --           --       (579,996)              --         --       (579,996)

Translation adjustments                      --           --             --           (2,631)        --         (2,631)
-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993              5,729      507,895        267,664            8,918         --        790,206

Sale of 2,057,964 shares, net of
  repurchases, of common stock under
  employee stock benefit plans              103        9,513             --               --         --          9,616

Income tax benefit arising from
  employee stock option plans                --        2,448             --               --         --          2,448

Net income                                   --           --         74,804               --         --         74,804

Translation adjustments                      --           --             --              (57)        --            (57)

Unrealized holding losses on
  available-for-sale securities              --           --             --               --       (762)          (762)
-----------------------------------------------------------------------------------------------------------------------

Balance at December 30, 1994            $ 5,832    $ 519,856      $ 342,468           $ 8,861    $ (762)     $ 876,255
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1  SUMMARY OF ACCOUNTING PRACTICES

Amdahl Corporation and subsidiaries (the Company or Amdahl) provide large-scale, high performance, general-purpose computer systems, storage, software and communications products, and client-server hardware systems for the open systems marketplace. The Company also provides consulting and professional services.


Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated.


Fiscal Year

The Company's fiscal year ends on the last Friday in December. As a result, 1993 was a 53-week year, whereas 1994 and 1992 were each 52-week years.


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

A gain of $81,000 in 1994 and losses of $2,948,000 and $5,826,000 in 1993 and 1992, respectively, resulted from foreign exchange transactions and were included in marketing, general, and administrative expenses.


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

The Company accounts for software revenues in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition." Revenues earned under software license agreements with end users are generally recognized when the software has been shipped and there are no significant obligations remaining.


Future Engineering Changes

Amdahl's computer systems are architecturally compatible at specific software and hardware interface levels with the basic functions of competing IBM computer systems. The introduction from time to time by IBM of certain product enhancements requires that Amdahl make product changes to remain fully compatible. In addition, the Company periodically makes engineering changes to enhance the functionality of its products. The Company provides a reserve for estimated future engineering changes in connection with each sale. The reserve is intended to cover direct material, direct labor and manufacturing overhead associated with implementation of engineering changes. Amounts provided and charged to cost of equipment sales were $16,672,000 and $60,278,000 in 1993 and 1992, respectively. No amount was provided and charged to cost of sales in 1994 because shipments made in 1994 were not expected to require future engineering changes.


Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Systems in process and finished goods include material, labor and manufacturing overhead. Year-end inventories consisted of the following:

                                           1994       1993
----------------------------------------------------------
(In thousands)
Purchased materials                   $  45,561  $ 134,615

Systems in process                      135,408    233,560

Finished goods                          102,112    142,527
----------------------------------------------------------
                                      $ 283,081  $ 510,702
==========================================================


Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives (or, for leasehold improvements and assets recorded under capital lease obligations, over the remaining lease terms or estimated useful lives, whichever is shorter) as follows:

                                                    Years
---------------------------------------------------------
System spares                                           5

Production and data processing equipment             3-15

Office furniture, equipment and improvements         3-20

Buildings                                           20-40


Software Development Costs

Certain software development costs have been capitalized and amortized over the life of the product. At December 30, 1994 and December 31, 1993 software development costs that had been capitalized were immaterial.


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



NOTE 2  RELATIONSHIP WITH FUJITSU LIMITED

The Company has entered into agreements with Fujitsu Limited (Fujitsu), a principal stockholder, which provide for, among other things:

A. Purchases of computer equipment, subassemblies and spare parts from Fujitsu. The cost of computer equipment, subassemblies and spare parts purchased from Fujitsu and the amount included in cost of revenues for equipment sales were as follows:

                                                              Cost Of
                                     Purchases               Revenues
----------------------------------------------------------------------
(In thousands)
1994                               $   218,925              $ 374,224

1993                               $   434,732              $ 444,595

1992                               $ 1,048,819              $ 775,757

Amdahl was committed to purchase manufacturing material and other equipment from Fujitsu totaling approximately $126,000,000 at December 30, 1994. Prices for these manufacturing materials and other equipment are subject to adjustment if the U.S. dollar-Japanese yen exchange rate fluctuates outside of specified ranges. The Company has entered into hedging arrangements designed to protect against currency exchange risks associated with anticipated product purchases from Fujitsu in 1995. Also, Amdahl has agreed to purchase from Fujitsu 50% of certain subsystem components and 100% of certain devices, boards and modules contained in its current processor products. In addition, the Company has periodically made advance payments to Fujitsu for future inventory purchases in return for lower prices on certain components related to these products. The advance payments balance was zero at December 30, 1994. Advance payments of $4,886,000 were included in prepaid expenses at December 31, 1993.

B. Joint development efforts under which Fujitsu supplies Amdahl with services and material related to the Company's development of current and future products, which resulted in charges to engineering and development expense of $6,443,000 in 1994, $8,633,000 in 1993 and $4,313,000 in 1992.

In November 1993 Amdahl and Fujitsu entered into an agreement pursuant to which Amdahl and Fujitsu agreed to participate in the joint development of the Company's next generation of IBM compatible systems. Under the agreement, Fujitsu will undertake primary responsibility for the design and manufacture of these systems.

In 1991 the Company entered into a cross-license agreement related to certain technologies in the Company's processor products, in which the Company agreed to pay Fujitsu up to $15,000,000 in royalties, to be remitted to Fujitsu as shipments occurred in 1992 and 1993. Amounts charged to cost of revenues related to this agreement amounted to $3,600,000 in 1993 and $11,400,000 in 1992.

C. Distributorship arrangements whereby Fujitsu markets Amdahl's computer equipment in Brazil, Japan, Malaysia and Spain. Sales in 1994, 1993 and 1992 by the Company of computer systems and complementary storage products to Fujitsu contributed $38,682,000, $28,162,000 and $60,268,000 to equipment sales and $14,405,000, $11,687,000 and $24,733,000 to gross margin, respectively. At December 30, 1994 and December 31, 1993 receivables included $21,097,000 and $35,931,000, respectively, from Fujitsu.

D. A loan agreement, entered into in January 1994, under which Fujitsu is to provide loans to the Company in an aggregate amount not to exceed $100,000,000. Such loans bear interest at a rate based upon the London Interbank Offered Rate. Any outstanding loan balance is payable to Fujitsu on January 28, 1997. As of December 30, 1994, $80,000,000 in principal was outstanding under this agreement (see Note 6). Interest expense associated with the loan in 1994 was $4,238,000, of which $987,000 was payable at December 30, 1994 and was included in accrued liabilities.



NOTE 3  EQUIPMENT LEASING AND THIRD PARTY TRANSACTIONS

The Company is the lessor of equipment under operating leases for periods generally less than three years. Certain operating leases contain provisions for early termination with a penalty or with conversion to another system. The cost of leased systems is depreciated to a zero value on a straight-line basis over two to four years. Accumulated depreciation on leased systems was $14,119,000 at December 30, 1994 and $13,320,000 at December 31, 1993. The
Company also leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13. The components of the net investment in sales-type leases were as follows:

                                           1994          1993
--------------------------------------------------------------
(In thousands)
Minimum rentals receivable             $ 22,001      $ 63,221

Estimated residual values of
  leased equipment (unguaranteed)         4,607         3,182

Less unearned interest income            (3,182)       (7,557)
--------------------------------------------------------------
Net investment in sales-type leases    $ 23,426      $ 58,846
==============================================================


Minimum rentals receivable under existing leases as of December 30, 1994 were as follows:

                                     Sales-Type     Operating
--------------------------------------------------------------
(In thousands)
1995                                  $ 12,973       $ 10,756

1996                                     5,477          3,237

1997                                     2,798          1,391

1998                                       753            383

1999                                        --             --

Thereafter                                  --             --
--------------------------------------------------------------
                                      $ 22,001       $ 15,767
==============================================================


In addition, during the periods presented, the Company sold certain equipment subject to operating leases and financed certain sales-type equipment leases and installment contracts with financing institutions (Third Parties). The Company sometimes agrees to perform certain services and obligations with respect to the equipment and related leases, such as general lease administration, invoicing and collection of rentals, payment of insurance and personal property taxes, maintenance services and non-priority remarketing of equipment that comes off lease. For these services and obligations, the Company generally receives its normal maintenance charges and a remarketing and administration fee. Many of the agreements with Third Parties provide the Company with residual rights in revenues, if any, derived from the equipment after the Third Parties have received a designated return. Equipment sales revenues arising from these transactions with Third Parties were approximately $71,000,000, $91,000,000 and $157,000,000 in 1994, 1993 and
1992, respectively.



NOTE 4  FINANCIAL INSTRUMENTS

The Company invests in a variety of financial instruments but does not hold or issue financial instruments for trading purposes.


Off-Balance Sheet Financial Instruments

The Company hedges certain portions of its exposure to foreign currency fluctuations through a variety of strategies and financial instruments, including the use of forward foreign exchange contracts and currency swap agreements. These contracts and swaps generally have maturities that do not exceed three months and two years, respectively. At December 30, 1994 and December 31, 1993 the Company had approximately $94,000,000 and $132,000,000, respectively, in notional principal of forward foreign exchange contracts outstanding. The Company had $20,000,000 of currency swap agreements outstanding at December 30, 1994 and December 31, 1993. The gains and losses associated with currency rate changes on forward foreign exchange contracts and currency swap agreements are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts and currency swap agreements approximates their fair value, which was immaterial at December 30, 1994 and December 31, 1993.

The Company enters into foreign currency options to protect against currency exchange risks associated with its probable anticipated, but not firmly committed, non-U.S. intercompany sales and with both inventory purchase commitments and probable anticipated inventory purchases from Fujitsu. Realized and unrealized gains and losses on such contracts and the associated cash flows that qualify as hedges are reported as components of the related transactions. These option contracts generally have maturities that do not exceed one year. At December 30, 1994 and December 31, 1993 the Company had approximately $40,000,000 and $25,000,000 in notional principal of purchased option contracts outstanding, respectively. The net income effect deferred on foreign currency option contracts represents the amount by which the carrying value of the option contracts exceeded their fair value and was immaterial as of December 30, 1994 and December 31, 1993.

The Company enters into interest rate swap agreements to extend the effective duration of a portion of the Company's investments in held-to-maturity debt securities and accrues the differential to be paid or received under the agreements as interest rates change over the life of the contracts. These agreements generally have maturities that do not exceed three years. Notional principal outstanding under these agreements at December 30, 1994 and December 31, 1993 was approximately $30,000,000 and $50,000,000, respectively. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The fair value of interest rate swaps at December 30, 1994 and December 31, 1993 was immaterial.


Balance Sheet Financial Instruments

Substantially all cash equivalents consist of investments in major bank time deposits, certificates of deposit, and commercial paper with initial maturities of three months or less. Substantially all short-term investments consist of major bank time deposits, certificates of deposit, and commercial paper which the Company intends to hold between three and twelve months.

In January 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). In compliance with the standard, the Company's investments in debt or equity securities which are available for sale are stated at fair value and investments which are held to maturity are stated at amortized cost. Adoption of FAS 115 did not have a material impact on the Company's financial position or results of operations.

At December 30, 1994 the Company's available-for-sale securities had contractual maturities of three to fifteen years and the average maturity was four years. The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for those instruments. Held-to-maturity securities had contractual maturities of less than one year beyond December 30, 1994. The fair value of held-to-maturity securities was estimated using weighted average values of quoted spreads at the reporting date for those or similar instruments. At December 30, 1994 the amortized cost basis, aggregate fair value and gross unrealized holding losses by major security type were as follows:

                                Amortized      Aggregate     Unrealized
                                     Cost     Fair Value         Losses
------------------------------------------------------------------------
(In thousands)
Available-for-Sale Securities

Equity securities               $   2,582      $   2,345      $    (237)

Debt securities issued by
  U.S. Treasury and other
  U.S. government agencies         11,935         11,499           (436)

Debt securities issued by
  foreign governments               1,821          1,809            (12)

Corporate debt securities           6,145          6,125            (20)

Mortgage-backed securities         10,024          9,967            (57)
------------------------------------------------------------------------
                                   32,507         31,745           (762)
------------------------------------------------------------------------

Held-to-Maturity Securities

Debt securities issued by
  foreign governments              19,721         19,705            (16)

Corporate debt securities         155,729        155,603           (126)

Bank debt securities              417,592        417,010           (582)
------------------------------------------------------------------------
                                  593,042        592,318           (724)
------------------------------------------------------------------------
Total investments in debt
  and equity securities         $ 625,549      $ 624,063      $  (1,486)
========================================================================

In 1994 proceeds from sales of available-for-sale securities were $40,677,000. Gross realized losses on those sales were $2,171,000 and were included in marketing, general and administrative expenses. The Company used specific identification as the cost basis in computing realized losses.

At December 30, 1994 and December 31, 1993 the carrying value of notes payable, short-term debt and long-term debt approximated fair value because of the variable interest rate nature of these instruments.


Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these investments to financial institutions evaluated as highly creditworthy. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies.



NOTE 5  ACCRUED LIABILITIES

Accrued liabilities consisted of the following:


                                       1994            1993
------------------------------------------------------------
(In thousands)

Payroll and vacation              $ 110,958       $ 102,363

Restructuring costs (Note 7)         88,228         145,601

Income taxes                         38,588          48,707

Deferred income                     120,857         108,365

Future engineering changes           38,643          57,133

Other                               114,432          99,112
------------------------------------------------------------
                                  $ 511,706       $ 561,281
============================================================



NOTE 6  LONG-TERM DEBT AND LIABILITIES AND BANK CREDIT AGREEMENTS

Long-term debt and liabilities consisted of the following:

                                                       1994         1993
-------------------------------------------------------------------------
(In thousands)

Long-term debt--stockholder (Fujitsu) (Note 2)     $ 80,000    $      --

Bank credit agreement                                    --      130,000

Capitalized lease obligations (Note 12)              20,414       21,654

Long-term liabilities                                30,271       31,804
-------------------------------------------------------------------------
                                                    130,685      183,458

Less current maturities                               1,011      131,250
-------------------------------------------------------------------------
Long-term debt and liabilities                    $ 129,674    $  52,208
=========================================================================

At December 31, 1993 $130,000,000 classified as short-term debt was outstanding under the Company's revolving credit agreement with a group of banks. This amount was repaid by the Company upon expiration of the facility on January 31, 1994.

The Company has credit agreements with a number of banks providing for short-term borrowings in U.S. dollars and various foreign currencies at varying interest rates. At December 30, 1994 and December 31, 1993, $7,805,000 and $5,806,000, respectively, was outstanding under these agreements.

Interest paid on all borrowings was $9,098,000, $19,821,000 and $19,366,000 in 1994, 1993 and 1992, respectively.

Long-term liabilities included deferred equipment maintenance revenues and long-term amounts accrued under the Executive Incentive Performance Plan.



NOTE 7  RESTRUCTURING OF OPERATIONS

In 1993 the Company began to restructure its worldwide operations in order to address the competitive conditions in the markets for large-scale computing systems, including pricing which declined at much greater than normal historical rates and reduced levels of demand. The restructuring consisted of a series of planned actions, including a reduction in the number of employees by approximately one-third, consolidation of offices and facilities and disposition of assets that were no longer required due to changes in product plans, reduction in manufacturing capacity by approximately 50%, and elimination of selected product development programs, as well as other expense reductions. In connection with these actions the Company recorded restructuring charges totaling $478,000,000 to operating expenses, $243,000,000 of which was recorded in the first quarter of 1993 and $235,000,000 of which was recorded in the third quarter of 1993. The majority of these actions were initiated by the end of 1994 and are expected to be completed by 1996.

The 1993 restructuring charges reflected $298 million of noncash write-downs of recorded assets and $180 million of projected cash outflows and were comprised of several major components related to the planned actions. The provision for reduction of the workforce of approximately $120 million included severance and medical and other termination benefits for approximately 2,400 employees in manufacturing, development, service, sales, marketing and administrative functions. At December 30, 1994, approximately two-thirds of the terminations had taken place. Approximately $200 million was provided for lease payments on idle facilities, write-downs of leasehold improvements, production, data processing and other equipment, and other expenses associated with the consolidation of offices and facilities throughout all principal geographic areas. Approximately $60 million was provided for write-downs of excess inventory resulting from reduced manufacturing capacity and changes in product plans, and $10 million was provided for vendor charges due to the cancellation of development programs. The provision for various other charges totaled $88 million and consisted of write-downs of leased systems and system spares as a result of changes in product plans and other costs associated with the restructuring actions.

Of the initial restructuring charges, at December 30, 1994 $88,228,000 remained in accrued liabilities and $27,942,000 remained as a reduction of inventories. The $88 million balance in accrued restructuring costs was comprised of approximately $31 million for the remaining reduction of the workforce, $37 million for closing excess facilities and $20 million for various other charges. Approximately $54 million of this accrual represents estimated future cash outflows related to the remaining reduction of the workforce and facilities exit costs. At December 31, 1993, $145,601,000 remained in accrued liabilities, $32,072,000 remained as a reduction of inventories, and $3,070,000 remained as a reduction of net property and equipment. A summary of the restructuring activity is presented below.

------------------------------------------------------------------------
(In thousands)

1993 provision                                                $ 478,000

1993 activity:

  Non-cash write-downs of property,
    equipment and inventories                                  (224,936)

  Reduction in workforce and other cash outflows                (72,321)
------------------------------------------------------------------------
Balance at December 31, 1993                                    180,743

1994 activity:

  Non-cash write-downs of property,
    equipment and inventories                                   (11,113)

  Reduction in workforce and other cash outflows                (53,460)
------------------------------------------------------------------------
Balance at December 30, 1994                                  $ 116,170
========================================================================



NOTE 8  MAJOR CUSTOMER, GEOGRAPHIC AREA, AND PRODUCT LINE DATA

No single customer accounted for 10% or more of total revenues in 1994, 1993 or 1992. The Company's operations by geographical area for the three years ended December 30, 1994 were as follows:

                             United                                  Asia Pacific             Adjustments
1994                         States         Canada         Europe         & Other          & Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:

  Customers             $   955,090    $    62,433     $  506,526     $   114,564             $        --          $ 1,638,613

  Intercompany              241,468            (88)         7,428              --                (248,808)                  --
-------------------------------------------------------------------------------------------------------------------------------
Total revenues          $ 1,196,558    $    62,345     $  513,954     $   114,564             $  (248,808)         $ 1,638,613
===============================================================================================================================
Income from operations  $    49,908    $     4,444     $    3,256     $     3,672             $     2,611          $    63,891

Interest income, net                                                                                                    16,363
                                                                                                                   ------------
Income before income taxes                                                                                         $    80,254
                                                                                                                   ============
Identifiable assets     $   663,205    $    23,051     $  681,193     $    32,128             $  (354,320)         $ 1,045,257

Corporate assets                                                                                                       673,778
                                                                                                                   ------------
Total assets                                                                                                       $ 1,719,035
                                                                                                                   ============


                             United                                  Asia Pacific             Adjustments
1993                         States         Canada         Europe         & Other          & Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Revenues:

  Customers             $ 1,042,490    $    50,540     $  488,259     $    99,243             $        --          $ 1,680,532

  Intercompany              186,400          4,412         27,774              --                (218,586)                  --
-------------------------------------------------------------------------------------------------------------------------------
Total revenues          $ 1,228,890    $    54,952     $  516,033     $    99,243             $  (218,586)         $ 1,680,532
===============================================================================================================================
Income (loss) from
  operations            $  (502,594)   $    (5,949)    $ (190,410)    $     3,275             $   (23,753)         $  (719,431)

Interest income, net                                                                                                     5,689
                                                                                                                   ------------
Loss before income taxes                                                                                           $  (713,742)
                                                                                                                   ============
Identifiable assets     $   983,405    $    33,259     $  763,273     $    59,057             $  (393,128)         $ 1,445,866

Corporate assets                                                                                                       226,321
                                                                                                                   ------------
Total assets                                                                                                       $ 1,672,187
                                                                                                                   ============


                             United                                  Asia Pacific             Adjustments
1992                         States         Canada         Europe         & Other          & Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Revenues:

  Customers             $ 1,568,390    $   115,151     $  698,655     $   142,538             $        --          $ 2,524,734

  Intercompany              383,566          1,267        101,377              --                (486,210)                  --
-------------------------------------------------------------------------------------------------------------------------------
Total revenues          $ 1,951,956    $   116,418     $  800,032     $   142,538             $  (486,210)         $ 2,524,734
===============================================================================================================================
Income (loss) from
  operations            $    21,494    $   (6,510)     $  (35,980)    $    (8,164)            $     7,256          $   (21,904)

Interest income, net                                                                                                     7,929
                                                                                                                   ------------
Loss before income taxes                                                                                           $   (13,975)
                                                                                                                   ============
Identifiable assets     $ 1,800,511    $   43,505      $  913,376     $    99,713             $  (420,431)         $ 2,436,674

Corporate assets                                                                                                       264,350
                                                                                                                   ------------
Total assets                                                                                                       $ 2,701,024
                                                                                                                   ============

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

Corporate assets are those assets maintained for general purposes, principally cash equivalents and short-term investments.

The Company operates in the large-scale computer system and related storage and communications products segment of the data processing industry. Revenues for similar classes of products or services within this one business segment for the most recent three years are presented below:

                                           1994        1993        1992
------------------------------------------------------------------------
(In millions)
Processor equipment sales               $   802     $   837     $ 1,676

Storage product equipment sales             203         268         309

Communications and other product
  equipment sales                            45          28          37

Equipment lease, maintenance and other      589         548         503
------------------------------------------------------------------------
                                        $ 1,639     $ 1,681     $ 2,525
========================================================================



NOTE 9  CAPITAL STOCK

There are 200,000,000 authorized shares of common stock, par value of $.05 per share, of which 116,636,000 shares were issued and outstanding as of December 30, 1994.

As of December 30, 1994 the Company had reserved shares of its common stock for the following purposes:

Description                                             Shares Reserved
-----------------------------------------------------------------------
1994 Stock Incentive Plan--

  Stock options outstanding                                   8,995,762

  Stock options and restricted stock available for grant      4,383,877

Employee Stock Purchase Plan                                  2,444,702
-----------------------------------------------------------------------
                                                             15,824,341
=======================================================================


There are 5,000,000 authorized shares of Preferred Stock, par value of $1 per share. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of December 30, 1994, no Preferred Stock had been issued.



NOTE 10  EMPLOYEE STOCK OPTION AND BENEFIT PLANS

In January 1994 the Board of Directors adopted the 1994 Stock Incentive Plan (the 1994 Plan), which was approved by Amdahl's stockholders at the 1994 Annual Meeting of Stockholders. In conjunction with the 1994 Plan becoming effective, 24,000 shares from the 1971 Stock Option Plan, 12,413,148 shares from the 1974 Stock Option Plan and the 1982 Non-Qualified Stock Option Plan, and 251,782 shares from the Restricted Stock Plan were canceled and all outstanding options and rights under these plans were incorporated into the 1994 Plan. Under the 1994 Plan, 14,088,930 shares were initially reserved for issuance, which included an increase of 1,400,000 shares over the shares already reserved for issuance under the plans that were canceled. In accordance with the provisions of the 1994 Plan, on January 1, 1995 the shares reserved for issuance under the 1994 Plan were increased by 592,731 shares.

Under the Company's stock option plans, options generally become exercisable in cumulative annual installments beginning one year after the date of grant, are fully exercisable after four or five years and expire after five or ten years. Options are granted to non-employee directors under the Automatic Option Grant Program. On December 30, 1994, options for 3,262,413 shares were exercisable at prices ranging from $4.72 to $18.88.

Activity in the Company's option plans excluding restricted stock is summarized as follows:

                                        Shares              Option Prices
-------------------------------------------------------------------------
Options outstanding at
  December 27, 1991                  6,154,485          $   .38 - $ 20.75

  Granted                            5,636,840             7.00 -   17.50

  Exercised                           (511,393)             .38 -   15.50

  Expired or canceled               (4,705,662)             .38 -   20.75
-------------------------------------------------------------------------
Options outstanding at
  December 25, 1992                  6,574,270              .38 -   20.75

  Granted                            9,681,672             4.72 -    8.19

  Exercised                            (39,231)             .38 -    7.03

  Expired or canceled               (5,480,498)             .38 -   20.75
-------------------------------------------------------------------------
Options outstanding at
  December 31, 1993                 10,736,213             4.72 -   18.88

  Granted                              391,477             5.50 -   10.06

  Exercised                           (935,302)            4.72 -    8.19

  Expired or canceled               (1,196,626)            4.72 -   16.56
-------------------------------------------------------------------------
Options outstanding at
  December 30, 1994                  8,995,762          $  4.72 - $ 18.88
=========================================================================


As of December 30, 1994, the Company had 275,640 shares of restricted common stock outstanding with certain officers and key employees under the 1994 Stock Incentive Plan. These shares carry certain restrictions on transferability, which will lapse over periods as determined by the Board of Directors at the time of award. The difference between the fair market value at the date of grant and the purchase price of the shares (generally, $.05 per share) is recorded as compensation expense ratably over the period from the date of grant to the date the restrictions lapse.

Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at a price per share that is the lesser of 85% of the fair market value as of the first day or the last day of each three month purchase period.

The Company has a Capital Accumulation Plan available to all its domestic and Canadian employees to which it contributes based on its profits. The Company also has a Savings Plan for domestic employees whereby it matches 25% of employee contributions up to specified limits. In addition, under the Executive Incentive Performance Plan, amounts up to 2% of income before taxes are accrued for selected key employees instead of their participation in the Capital Accumulation Plan. Approximately half of the award vests over the following four years and the remainder vests over a service period of up to twenty years. The total cost of these plans charged to operations was $9,025,000 in 1994 and $3,705,000 in 1993. In 1992 the cost of these plans was immaterial.



NOTE 11  INCOME TAXES

Income (loss) before taxes and the provision for (benefit from) income taxes, as calculated for 1994 and 1993 under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), and as calculated for 1992 under Accounting Principles Bulletin No. 11, were comprised of the following:

                                         1994          1993          1992
--------------------------------------------------------------------------
(In thousands)
Income (loss) before taxes:

  Domestic                         $   65,941    $ (488,628)   $   27,476

  Foreign                              14,313      (225,114)      (41,451)
--------------------------------------------------------------------------
                                   $   80,254    $ (713,742)   $  (13,975)
==========================================================================

Provision for (benefit from) income taxes:

  Federal --

    Current                        $   20,531    $  (47,378)   $   40,650

    Deferred, net                      (4,895)        6,578       (20,529)
--------------------------------------------------------------------------
                                       15,636       (40,800)       20,121
--------------------------------------------------------------------------
  State --

    Current                            (7,284)       (4,253)        1,524

    Deferred, net                       8,484         5,466         2,839
--------------------------------------------------------------------------
                                        1,200         1,213         4,363
--------------------------------------------------------------------------
  Foreign --

    Current                              (744)       (5,090)       (3,571)

    Deferred, net                     (10,642)      (80,323)      (27,913)
--------------------------------------------------------------------------
                                      (11,386)      (85,413)      (31,484)
--------------------------------------------------------------------------
    Net tax provision (benefit)    $    5,450    $ (125,000)   $   (7,000)
==========================================================================


The effective income tax provision (benefit) differed from the statutory federal provision due to the following:

                                                    1994         1993           1992
-------------------------------------------------------------------------------------
(In thousands)
Statutory federal tax provision (benefit)    $    28,089  $  (249,810)   $    (4,752)

State tax provisions, net of federal
  tax benefit                                        780          780          2,880

(Utilized) unutilized deductible
  temporary differences                          (34,992)     120,558          7,081

Foreign subsidiaries' earnings taxed at
  rates in excess of (less than) the
  statutory federal rate                           8,750           94        (11,531)

Research and development credits                      --           --         (1,221)

Other                                              2,823        3,378            543
-------------------------------------------------------------------------------------
Net tax provision (benefit)                  $     5,450  $  (125,000)   $    (7,000)
=====================================================================================
Net effective tax rate                                7%          18%            50%
-------------------------------------------------------------------------------------

Net income tax refunds of $12,340,000 and $16,000,000 were received by the Company in 1994 and 1993, respectively, and net income taxes of $12,077,000 were paid by the Company in 1992.

The components of the net deferred tax liability at December 30, 1994 and December 31, 1993 were as follows:

                                                        1994            1993
-----------------------------------------------------------------------------
(In thousands)
Deferred tax liabilities:

Taxes on foreign income                         $    (39,926)      $ (46,094)

Depreciation                                         (31,059)        (42,273)

Other                                                 (9,524)        (16,861)
-----------------------------------------------------------------------------
Total deferred tax liabilities                       (80,509)       (105,228)
-----------------------------------------------------------------------------
Deferred tax assets:

Reserves                                             126,682         165,578

Revenue timing                                            --          18,656

Net operating loss and credit carryforwards           50,074          50,672
-----------------------------------------------------------------------------
                                                     176,756         234,906

Valuation allowance                                 (111,853)       (152,337)
-----------------------------------------------------------------------------
Total deferred tax assets                             64,903          82,569
-----------------------------------------------------------------------------
Net deferred tax liability                      $    (15,606)      $ (22,659)
=============================================================================


No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items.

The valuation allowance at December 30, 1994 and December 31, 1993 provided reserves against worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

In the first quarter of 1993 the Company adopted FAS 109. The adoption of this standard changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method. FAS 109 was adopted on a prospective basis and amounts presented for prior years were not restated. The cumulative effect of this change in accounting increased net income in 1993 by $8,746,000, or $0.08 per share.

For years prior to 1993, deferred taxes as accounted for under Accounting Principles Bulletin No. 11 resulted from differences in the timing of revenue and expense recognition for tax return and financial statement purposes. The tax effects of these timing differences for 1992 were as follows:

                                                                     1992
--------------------------------------------------------------------------
(In thousands)
Taxes on foreign income currently payable                     $   (24,452)

Accelerated depreciation                                            8,882

Reserves not currently deductible for tax purposes                (49,663)

Revenue timing                                                     16,800

Other items                                                         2,830
--------------------------------------------------------------------------
Net deferred tax benefit                                      $   (45,603)
==========================================================================


Cumulative undistributed earnings of foreign subsidiaries for which no United States income or foreign withholding taxes have been recorded, because such earnings are expected to be reinvested indefinitely, amounted to $105,200,000 at December 30, 1994. The Company provides in full for United States income taxes on the earnings of foreign subsidiaries not considered indefinitely invested outside the United States.

At December 30, 1994 the Company had foreign net operating loss carryforwards of $18,700,000 which will expire at various dates from 1998 through 2001 and $40,800,000 which can be carried forward indefinitely.

In 1994 the Company agreed to certain adjustments proposed by the Internal Revenue Service (IRS) related to the Company's 1983 through 1986 tax years, which resulted in net operating loss and credit carryforwards previously utilized in 1987 to be reordered to the 1983 through 1986 tax years. In the third quarter of 1994 the Company paid $32,000,000, including interest, to cover the deficiency created by the audit adjustments.

In the fourth quarter of 1994 the IRS issued a notice of deficiency to the Company for disputed items related to the 1983 through 1986 tax years, the most significant of which related to the treatment of system spares. The proposed tax deficiency totals approximately $40,200,000 and would carry interest through December 30, 1994 of approximately $68,000,000. If paid, the tax and interest would give rise to a deferred tax asset of approximately $46,000,000, subject to the recognition criteria of FAS 109. State income taxes payable as a result of the proposed tax deficiency would be approximately $15,000,000, net of federal income tax benefit.

Management believes the Company possesses strong factual support for its treatment of system spares and will vigorously defend its position. Subsequent to December 30, 1994 the Company filed a petition in the United States Tax Court contesting the proposed deficiency. In the opinion of management, the final resolution of the proposed deficiency will not have a material adverse impact on the Company's financial position or results of operations. The IRS field audit of the Company's 1987 through 1990 tax years is in progress.



NOTE 12  LEASE COMMITMENTS

The Company leases a substantial portion of its principal facilities under capital lease agreements extending through the year 2008. Capitalized facilities leases totaling $31,347,000 and $25,652,000 with accumulated amortization of $22,098,000 and $15,487,000 were included in the land and buildings classification on the balance sheets at December 30, 1994 and December 31, 1993, respectively. The lease agreements provide for renewal options extending the lease terms beyond the initial terms in five-year increments. The Company also leases certain equipment and sales and service facilities under operating leases. The minimum lease commitments as of December 30, 1994 were as follows:

                                                    Capital          Operating
                                                     Leases             Leases
-------------------------------------------------------------------------------
(In thousands)
1995                                             $    3,143         $   32,933

1996                                                  3,144             26,083

1997                                                  3,144             21,974

1998                                                  3,113             16,077

1999                                                  2,395             14,164

After 1999                                           22,329             46,046
-------------------------------------------------------------------------------
Total minimum lease commitments                      37,268         $  157,277
                                                                    ===========
Less imputed interest (9.25% to 13.74%)             (16,854)
------------------------------------------------------------
Present value of minimum lease
  commitments (Note 6)                           $   20,414
============================================================


Minimum obligations have not been reduced by minimum rentals of $2,357,000 and $19,703,000 receivable in the future under noncancelable subleases of capital leases and operating leases, respectively, as of December 30, 1994.

Rental expense charged to income was as follows:

                                          1994            1993            1992
-------------------------------------------------------------------------------
(In thousands)
Minimum rent                         $  38,768       $  47,376       $  50,583

Less sublease rent                      (4,073)         (2,423)         (2,453)
-------------------------------------------------------------------------------
Total                                $  34,695       $  44,953       $  48,130
===============================================================================



NOTE 13  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         First        Second        Third        Fourth          Year
------------------------------------------------------------------------------------------------------
(In thousands, except per common share amounts)
Fiscal Quarter and Year 1994

Revenues                             $ 378,791     $ 396,909    $ 364,210     $ 498,703   $ 1,638,613

Gross margin                         $ 129,069     $ 140,514    $ 138,145     $ 187,321   $   595,049

Income before taxes                  $   7,110     $  13,166    $  15,493     $  44,485   $    80,254

Net income                           $   7,110     $  12,516    $  14,293     $  40,885   $    74,804

Net income per common share          $     .06     $     .11    $     .12     $     .34   $       .63


Fiscal Quarter and Year 1993

Revenues                             $ 380,713     $ 463,206    $ 393,673     $ 442,940   $ 1,680,532

Gross margin                         $  82,709     $ 139,402    $ 105,264     $ 120,647   $   448,022

Loss before taxes                    $(340,353)    $ (29,599)   $(296,930)    $ (46,860)  $  (713,742)

Loss before accounting change        $(248,453)    $ (23,699)   $(275,730)    $ (40,860)  $  (588,742)

Net loss                             $(239,707)    $ (23,699)   $(275,730)    $ (40,860)  $  (579,996)

Loss per common share:

  Loss before accounting change      $   (2.19)    $    (.21)   $   (2.41)    $    (.36)  $     (5.17)

  Net loss                           $   (2.12)    $    (.21)   $   (2.41)    $    (.36)  $     (5.09)




COMMON STOCK DIVIDENDS AND PRICE RANGE (UNAUDITED)


Dividends

In the third quarter of 1993 the Company suspended the quarterly cash dividend on its common stock. Dividends declared per share for the most recent five years were $.05 in 1993, and $.10 in 1990, 1991 and 1992. No dividends were declared or paid in 1994. Payment of future dividends will be dependent upon the Company's earnings, capital requirements, financial condition and other factors.


Market Price

The common stock is listed on both the American and London Stock Exchanges. The following table sets forth, for the periods indicated, the range of high and low sale prices on the American Stock Exchange-Composite Transactions, as reported by The Wall Street Journal.

1994                     High          Low
------------------------------------------
First Quarter        $  7 3/8     $  5 1/2

Second Quarter       $  7 7/8     $  5 3/8

Third Quarter        $ 10 1/4     $  5 1/4

Fourth Quarter       $ 11 1/8     $  8


1993                     High          Low
------------------------------------------
First Quarter        $  8 1/2     $  6 5/8

Second Quarter       $  6 1/2     $  4 5/8

Third Quarter        $  6 3/8     $  4 1/2

Fourth Quarter       $  7 1/8     $  4 3/8

On December 30, 1994 there were approximately 26,000 holders of record of Amdahl common stock.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amdahl Corporation:

We have audited the accompanying consolidated balance sheets of Amdahl Corporation (a Delaware corporation) and subsidiaries as of December 30, 1994 and December 31, 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amdahl Corporation and subsidiaries as of December 30, 1994 and December 31, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 11 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.


San Jose, California                                      ARTHUR ANDERSEN LLP
January 23, 1995