Form 10-K, Exhibit 13
period 1995-12-29
AMDAHL CORP
filed 1996-03-25
CIK 4427

Exhibit 13

Management's Discussion And Analysis

RESULTS OF OPERATIONS

1995 COMPARED TO 1994

REVENUES

Total revenues decreased 7% and equipment sales decreased 23% or $247 million from the prior year. Equipment sales were 53% and 64% of total revenues in 1995 and 1994, respectively. Processor equipment sales decreased 22% due to a higher percentage of sales of 5995M processor upgrades than in 1994 and a significant decline in pricing experienced in the fourth quarter of 1995. Overall, 5995M prices declined 32% in 1995. Equipment sales of the older lines of mainframe computers also decreased. Revenues from storage product equipment sales decreased 59% in 1995 when compared to 1994 as a result of pricing and volume declines associated with delays in the introduction of new storage products. Equipment sales of high performance servers acquired under original equipment manufacturer (OEM) arrangements with Sun Microsystems, which were 10% and 3% of total equipment sales revenues in 1995 and 1994, respectively, increased 186% or $50 million from 1994 to 1995.

Service, software and other revenues increased 21% or $124 million from the prior year and were 47% and 36% of total revenues in 1995 and 1994, respectively. The increase in revenues consisted of increased consulting and professional services revenues of $80 million, increased maintenance revenues of $26 million from a larger customer installed base, and increased software revenues of $30 million, of which $15 million was of a nonrecurring nature (see Note 2 to the Consolidated Financial Statements). DMR Group Inc. (DMR), which the Company acquired in November 1995, contributed $35 million to consulting and professional services revenues (see Note 3 to the Consolidated Financial Statements). Operating lease revenues decreased $12 million.

1995 revenues were favorably impacted by approximately $36 million by a weakened U.S. dollar, as international revenues denominated in foreign currencies translated into more dollars in 1995, when compared to 1994.


GROSS MARGINS

Gross margin as a percentage of revenues increased from 36% in 1994 to 37% in 1995. Gross margin on equipment sales as a percentage of equipment sales revenues increased from 32% in 1994 to 33% in 1995, due in part to lower manufacturing costs and a higher percentage of sales of 5995M processor upgrades, which yield better gross margins than sales of complete new systems. However, as a result of the severe 5995M price declines experienced in the fourth quarter of 1995, the Company charged cost of equipment sales for $26 million to reduce 5995M inventories to market value. In addition, gross margins on storage product sales were adversely affected by significant pricing declines. Gross margins on service, software and other revenues as a percentage of revenues decreased from 44% in 1994 to 41% in 1995, because consulting and professional services and multi-vendor maintenance services contributed a greater proportion of revenues in 1995 than in 1994, and these revenues generate lower gross margins than the Company's traditional maintenance revenues.

OPERATING EXPENSES

In the fourth quarter of 1995 the Company recorded a charge to operating expenses of $27 million to write off purchased in-process engineering and development associated with the acquisition of DMR that had no probable alternative future uses (see Note 3 to the Consolidated Financial Statements). Operating expenses in 1995 and 1994, excluding this charge, were 34% and 32% of revenues, respectively.

Excluding the write-off of purchased in-process engineering and development, engineering and development expenses decreased $54 million or 26%, when compared to 1994, primarily due to the agreement with Fujitsu for the joint development of the next generation of IBM compatible systems. Marketing, general and administrative expenses increased $43 million or 13% in 1995 when compared to 1994 due to increased marketing efforts directed toward the Company's newer lines of business.

INTEREST INCOME/EXPENSE AND INCOME TAXES

Net interest income increased $24 million or 150% from 1994 to 1995 due to increased interest income from higher average cash and investment levels.

The effective annual income tax rate increased from 7% in 1994 to 43% in 1995, due to the write-off of purchased in-process engineering and development discussed above and certain reserves for which no tax benefit was recognized in 1995, and the current mix of international and domestic income, which limited the Company's utilization of net operating loss carryforwards and deferred tax assets in 1995 when compared to 1994.

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

Service, software and other revenues increased 7% from the prior year, reflecting increased maintenance revenues from a larger customer installed base and to a lesser extent increased sales of Huron software licenses.

The impact of fluctuations in foreign currency exchange rates on revenues was immaterial in 1994.

[a bar graph entitled Gross Margins (Percent) is inserted next to the above text, indicating that the gross margins for 1993, 1994 and 1995 were 27%, 36% and 37%, respectively]

GROSS MARGINS

Gross margin as a percentage of revenues increased from 27% in 1993 to 36% in 1994. Gross margin on equipment sales as a percentage of revenues increased from 22% in 1993 to 32% in 1994, which primarily reflected lower production costs resulting from reductions in excess manufacturing capacity and other Company-wide restructuring actions begun in 1993 as well as a reduction in vendor component costs. In addition, cost of equipment sales in 1993 included the provision of $17 million (compared to no provision in 1994) for implementation of engineering changes to support IBM features on certain 5995M processors shipped during 1993. The lower manufacturing costs more than offset the pricing declines discussed above. Also, gross margins on service, software and other revenues as a percentage of revenues increased from 36% in 1993 to 44% in 1994, reflecting the cost reduction actions taken in the field service organization in 1993.

OPERATING EXPENSES

Operating expenses in 1994 and 1993, excluding 1993 restructuring charges of $478,000,000, were 32% and 41% of revenues, respectively.

Engineering and development expenses decreased 39% from 1993 to 1994 due to cancellations and reductions in the scope of certain product development projects as well as other cost reduction benefits realized from the restructuring of operations (see Note 8 to the Consolidated Financial Statements). Engineering and development expenses also decreased due to the November 1993 agreement with Fujitsu for the joint development of the next generation of IBM compatible systems. The decrease in marketing, general and administrative expenses of 8% from 1993 to 1994 also reflected cost reductions from the restructuring of operations.

[a bar graph entitled Operating Expenses* (Dollars in Millions) is inserted next to the above text, indicating that the operating expenses for 1993, 1994 and 1995 were $689 million, $531 million and $520 million, respectively. *Excluding 1995 write-off of DMR in-process engineering and development and 1993 restructuring charges]

INTEREST INCOME/EXPENSE AND INCOME TAXES

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


FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

During the fourth quarter of 1995 the market for the Company's existing mainframe computer systems entered a product transition period marked by the announcement of new product offerings from both Amdahl and its competitors which are expected to become available during the second half of 1996. Product transition periods are traditionally characterized by decreased demand, resulting in accelerated price declines for existing products. Because the new products involve the use of lower cost CMOS technologies which will reduce the cost of mainframe computing to end users, these factors will be more acute during the current transition period as evidenced by the significant declines experienced in existing mainframe prices during the fourth quarter of 1995. Coupled with extremely aggressive competitive pricing pressures in many of the Company's principal accounts, this situation is expected to persist and will materially adversely affect operating results until the Company is able to deliver its new mainframe systems in volume in the latter part of 1996. In addition, market conditions for the Company's storage products are not expected to improve until Amdahl's newly announced storage product offerings are available in volume during the second half of 1996. Should any delays in current development schedules occur or should the new mainframe and storage product offerings fail to receive strong customer acceptance, the Company's future operating results will be further adversely affected.

The Company expects its software, services and open systems businesses to improve during 1996 and to result in a higher percentage of the Company's overall revenues than in previous years. The degree of improvement will depend in major part on the Company's ability to rapidly complete the integration of its former professional services operations into the recently acquired DMR business structure; to generate strong customer acceptance of the newest version of the Huron ObjectStar software developed by the Amdahl/Electronic Data Systems joint venture, Antares Alliance Group; to continue the expansion of its new operational and multi-vendor maintenance service offerings; and to realize higher gross margins from sales of servers. However, it is unlikely that any improvements in these operations would be sufficient to offset any resulting declines in the Company's traditional mainframe and storage businesses if existing mainframe prices do not stabilize and if the Company fails to successfully introduce its new mainframe and storage product offerings as planned.

In July 1995, IBM terminated its Undertaking with the European Commission which IBM had entered into in 1984. The Undertaking called upon IBM to disclose interface specifications related to its System /370/390 mainframes to qualified competitors, including Amdahl. Since 1986 the Company has utilized specifications made available pursuant to the Undertaking in maintaining compatibility with new features and functions which IBM has announced from time to time.

At the present time, the Company believes that IBM will continue its past practice of disclosing interface specifications. However, a failure by IBM to continue to disclose required information on a timely basis would require Amdahl to rely extensively on technically difficult reverse engineering procedures. In such a case, should IBM continue to introduce significant architectural changes to its System/390 mainframes, the ability of the Company's products to remain compatible in the future on a timely basis could be adversely impacted. The Company is unable to predict the extent to which this would negatively affect future operating results.

The Company does not expect total operating expenses in 1996 to significantly change from 1995 levels. The Company expects that interest income will decrease due to lower average cash and investment levels in 1996 than in 1995 and that its effective tax rate will decrease in 1996 from the 1995 rate of 43% due to its ability to utilize deferred tax assets.

In March 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). The Company will adopt this standard in the first quarter of 1996 and does not believe its adoption will have a material impact on its financial position or results of operations.


FINANCIAL CONDITION

DECEMBER 29, 1995 COMPARED TO DECEMBER 30, 1994

The Company's net cash position (cash and short-term investments net of short-term and long-term debt, excluding capitalized lease obligations) decreased by $80 million from December 30, 1994 to December 29, 1995. Cash, cash equivalents and short-term investments decreased $62 million, reflecting the use of $137 million (net of $3 million cash acquired) to finance the purchase of the outstanding shares of DMR (see Note 3 to the Consolidated Financial Statements).

Receivables increased $10 million, primarily due to the acquisition of DMR. Inventories decreased $8 million, reflecting an end-of-life build up of 5995M inventories, offset by the $26 million write-down to market value.

Net property and equipment decreased $65 million due in part to sales of buildings and retirements of production and data processing equipment and because depreciation exceeded capital spending in 1995.

At December 29, 1995, the excess of cost over DMR's net assets acquired, net of accumulated amortization, was $107 million (see
Note 3 to the Consolidated Financial Statements).

The cash, cash equivalents and short-term investments balances as of December 29, 1995 included approximately $161 million currently invested outside the United States. Repatriation of these investments and cash would give rise to federal taxable income in the year of transfer, taxes for which have been provided. (See Note 12 to the Consolidated Financial Statements regarding foreign subsidiaries' earnings on which taxes have not been provided.)

The Company's valuation allowance against worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them decreased from $112 million at December 30, 1994 to $89 million at December 29, 1995. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

Accounts payable to vendors other than Fujitsu increased $42 million, due in part to accounts payable assumed upon the acquisition of DMR ($17 million at December 29, 1995). Accounts payable to Fujitsu decreased $42 million, due to decreased purchases of materials.

Accrued liabilities decreased $80 million due to decreased deferred maintenance revenues, reserves for future engineering changes, and accrued restructuring costs. Charges against accrued restructuring costs resulted in a decrease in the balance from $88 million at December 30, 1994 to $55 million at December 29, 1995 (see Note 8 to the Consolidated Financial Statements).
At December 29, 1995 and at December 30, 1994, long-term debt (excluding capitalized lease obligations) was $86 million and $80 million, respectively, which included $80,000,000 outstanding under the Fujitsu loan agreement (see Note 7 to the Consolidated Financial Statements).

[a bar graph entitled Inventories (Dollars in Millions) is inserted next to the above text, indicating that inventories for 1993, 1994 and 1995 were $511 million, $283 million and $275 million, respectively]


LIQUIDITY

The nature of the computer industry, combined with the current economic environment, make it very difficult for the Company to predict future liquidity requirements with certainty. However, the Company believes that existing cash and short-term investments, together with borrowings under its loan agreement with Fujitsu, will be adequate to finance continuing operations, investments in property and equipment, inventories and spare parts, and expenditures for the development of new products at least through 1997. The Company has no significant commitments with vendors other than Fujitsu (see Note 2 to the Consolidated Financial Statements).

Subsequent to December 29, 1995, the Board of Directors authorized the Company to buy back up to $100,000,000 of the Company's common stock.

[a bar graph entitled Net Cast* (Debt) (Dollars in Millions) is inserted next to the above text, indicating that Net Cast for 1993, 1994 and 1995 was $117 million, $611 million and $531 million, respectively. *Cash and short-term investments, minus total debt (excluding capitalized lease obligations)]

Report Of Independent Public Accountants

TO AMDAHL CORPORATION:

We have audited the accompanying consolidated balance sheets of Amdahl Corporation (a Delaware corporation) and subsidiaries as of December 29, 1995 and December 30, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amdahl Corporation and subsidiaries as of December 29, 1995 and December 30, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 12 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial
Accounting Standards No. 109, Accounting for Income Taxes, in
1993.

                                        /s/Arthur Andersen LLP
                                        ----------------------
SAN JOSE, CALIFORNIA                    ARTHUR ANDERSEN LLP
JANUARY 24, 1996

CONSOLIDATED BALANCE SHEETS
December 29, 1995 and December 30, 1994

(Dollars in thousands)                                           1995                          1994

ASSETS
Current assets:
 Cash and cash equivalents                  $                 192,980               $       358,006
 Short-term investments                                       444,006                       340,600
 Receivables, net of allowances of
  $5,964 in 1995 and $5,196 in 1994                           319,777                       309,927
 Inventories                                                  274,813                       283,081
 Prepaid expenses and deferred tax assets                      69,115                        54,874
                                                            ---------                     ---------
  Total current assets                                      1,300,691                     1,346,488
                                                            ---------                     ---------
Long-term receivables and other assets                         28,083                        34,908
                                                            ---------                     ---------
Property and equipment:
 Leased systems                                                37,937                        30,238
 System spares                                                379,797                       384,685
 Production and data processing equipment                     327,051                       410,557
 Office furniture, equipment and improvements                 173,691                       156,195
 Land and buildings                                           111,715                       137,429
                                                            ---------                     ---------
                                                            1,030,191                     1,119,104
 Less - accumulated depreciation
  and amortization                                            757,523                       781,465
                                                              -------                       -------
  Property and equipment, net                                 272,668                       337,639
                                                              -------                       -------
Excess of cost over net assets acquired,
 net of accumulated amortization
 of $692 in 1995                                              106,756                             -
                                                            ---------                     ---------
                                            $               1,708,198               $     1,719,035
                                                            =========                     =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Notes payable and short-term debt          $                  22,026               $         8,816
 Accounts payable                                             111,871                        69,603
 Accounts payable - stockholder
  (Fujitsu Limited)                                            29,152                        71,214
 Accrued liabilities                                          431,600                       511,706
                                                              -------                       -------
  Total current liabilities                                   594,649                       661,339
                                                              -------                       -------
Long-term debt - stockholder
  (Fujitsu Limited)                                            80,000                        80,000
                                                               ------                        ------
Long-term debt and liabilities                                 51,152                        49,674
                                                               ------                        ------
Deferred income taxes                                          48,573                        51,767
                                                               ------                        ------
Stockholders' equity:
 Common stock, $.05 par value
  Authorized - 200,000,000 shares
  Outstanding - 119,259,000 shares in 1995
    and 116,636,000 shares in 1994                              5,963                         5,832
 Additional paid-in capital                                   542,269                       519,856
 Retained earnings                                            370,995                       342,468
 Cumulative translation adjustments                            10,932                         8,861
 Unrealized holding gains (losses)
    on available-for-sale securities                            3,665                          (762)
                                                              -------                       -------
       Total stockholders' equity                             933,824                       876,255
                                                            ---------                     ---------
                                            $               1,708,198               $     1,719,035
                                                            =========                     =========

The accompanying notes are an integral part of these financial statements.

Consolidated Statements Of Operations
For the Three Years Ended December 29, 1995

(Dollars in thousands, except per common share amounts)               1995         1994       1993
REVENUES
Equipment sales                                                   $803,567   $1,050,236 $1,132,447
Service, software and other                                        712,821      588,377    548,085
                                                                 ---------    ---------  ---------
                                                                 1,516,388    1,638,613  1,680,532
                                                                 ---------    ---------  ---------

COST OF REVENUES
Equipment sales                                                    540,541      716,144    881,528
Service, software and other                                        419,046      327,420    350,982
                                                                   -------    ---------  ---------
                                                                   959,587    1,043,564  1,232,510
                                                                   -------    ---------  ---------
  Gross margin                                                     556,801      595,049    448,022
                                                                   -------      -------    -------

OPERATING EXPENSES
Engineering and development                                        149,610      203,241    334,514
Marketing, general and administrative                              370,771      327,917    354,939
Purchased in-process engineering and development                    27,296            -          -
Restructuring costs                                                      -            -    478,000
                                                                   -------      -------  ---------
                                                                   547,677      531,158  1,167,453
                                                                   -------      -------  ---------
  INCOME (LOSS) FROM OPERATIONS                                      9,124       63,891   (719,431)
                                                                   -------      -------  ---------

INTEREST
Income                                                              51,334       26,305     23,461
Expense                                                            (10,481)      (9,942)   (17,772)
                                                                  --------      -------   --------
                                                                    40,853       16,363      5,689
                                                                    ------       ------    -------
  INCOME (LOSS) BEFORE PROVISION
    FOR (BENEFIT FROM) INCOME TAXES                                 49,977       80,254   (713,742)
Provision for (Benefit from) Income Taxes                           21,450        5,450   (125,000)
                                                                    ------       ------   ---------
  Income (loss) before change in accounting principle               28,527       74,804   (588,742)
Cumulative Effect of Change in Accounting Principle                      -            -      8,746
                                                                    ------       ------  ---------
NET INCOME (LOSS)                                                  $28,527      $74,804  $(579,996)
                                                                   =======      =======  =========

EARNINGS (LOSS) PER COMMON SHARE
Income (loss) before change in accounting principle                   $.24         $.63     $(5.17)
Net income (loss)                                                     $.24        $ .63     $(5.09)
Average outstanding shares and equivalents                     120,383,000  118,909,000113,933,000

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
For the Three Years Ended December 29, 1995

(Dollars in thousands)                                                1995         1994       1993
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    $358,006     $149,484   $173,012
                                                                  --------     --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   28,527       74,804   (579,996)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization                                    108,552      132,864    209,612
  Purchased in-process engineering and development                  27,296            -          -
  Restructuring charges                                                  -            -    478,000
  Deferred income tax provision                                     (3,201)      (7,083)  (102,611)
  Loss (gain) on sales of assets                                      (343)      (8,524)     1,208
Change in assets and liabilities net of effects
  from purchase of DMR:
  (Increase) decrease in receivables                                33,771       (2,384)   269,784
  Decrease in inventories                                           30,391      271,872    221,454
  (Increase) decrease in prepaid expenses
     and deferred tax assets                                       (12,157)      (1,781)    40,551
  Decrease in long-term receivables and other assets                10,981        9,992     53,874
  Increase (decrease) in accounts payable                          (13,407)      68,964   (150,914)
  Decrease in accrued liabilities                                 (113,955)     (49,774)  (128,722)
  Decrease in long-term liabilities                                (11,853)      (2,287)   (10,070)
                                                                  --------      -------   --------
Net cash provided by operating activities                           84,602      486,663    302,170
                                                                  --------      -------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale short-term investments            (376,503)     (47,016)         -
Purchases of held-to-maturity short-term investments              (287,067)    (519,684)         -
Proceeds from sales of available-for-sale
  short-term investments                                           107,411       40,677          -
Proceeds from maturities of held-to-maturity
  short-term investments                                           458,116      286,075          -
Decrease in short-term investments                                       -            -     18,372
Payment for purchase of DMR, net of cash acquired                 (136,692)           -          -
Capital expenditures:
  Leased systems                                                   (27,156)     (18,200)   (45,045)
  System spares                                                    (16,559)      (8,584)   (50,841)
  Other property and equipment                                     (38,159)     (40,841)   (39,033)
  Proceeds from property and equipment sales                        30,158       62,352     68,191
                                                                   -------      -------    -------
Net cash used for investing activities                            (286,451)    (245,221)   (48,356)
                                                                 ---------     --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in notes payable
  and short-term borrowings                                         11,070        2,521   (106,854)
Long-term borrowings                                                     -       80,000          -
Repayments of borrowings under revolving credit agreement                -     (130,000)  (170,000)
Sale of common stock and exercise of options                        22,544       12,064      7,393
Dividends paid                                                           -            -     (5,676)
                                                                    ------     --------  ---------
Net cash provided by (used for) financing activities                33,614      (35,415)  (275,137)
                                                                   -------     --------  ---------
Effect of exchange rate changes on cash                              3,209        2,495     (2,205)
                                                                   -------     --------  ---------
Net increase (decrease) in cash and cash equivalents              (165,026)     208,522    (23,528)
                                                                 ---------      -------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $192,980     $358,006   $149,484
                                                                  ========     ========   ========

Noncash investing and financing activities:transfers of Amdahl-manufactured systems from net property, plant and equipment to inventories were $17,423,000 in 1995 and $46,225,000 in 1994.

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity
For the Three Years Ended December 29, 1995
(Dollars in thousands, except per share amounts)
                                                                                                 UNREALIZED
                                                          ADDITIONAL                CUMULATIVE      HOLDING
                                                 COMMON      PAID-IN    RETAINED   TRANSLATION        GAINS
                                                  STOCK      CAPITAL    EARNINGS   ADJUSTMENTS     (LOSSES)      TOTAL
BALANCE AT DECEMBER 25, 1992                     $5,657     $500,574    $853,336       $11,549           $- $1,371,116
Sale of 1,439,269 shares, net of
  repurchases, of common stock
  under employee stock benefit plans                 72        7,234           -             -            -      7,306
Income tax benefit arising from
  employee stock option plans                         -           87           -             -            -         87
Cash dividends ($.05 per share)                       -            -      (5,676)            -            -     (5,676)
Net loss                                              -            -    (579,996)            -            -   (579,996)
Translation adjustments                               -            -           -        (2,631)           -     (2,631)
                                                 ------      -------    ---------      --------     --------  ---------

BALANCE AT DECEMBER 31, 1993                      5,729      507,895     267,664         8,918            -    790,206
Sale of 2,057,964 shares, net of
  repurchases, of common stock
  under employee stock benefit plans                103        9,513           -             -            -      9,616
Income tax benefit arising from
  employee stock option plans                         -        2,448           -             -            -      2,448
Net income                                            -            -      74,804             -            -     74,804
Translation adjustments                               -            -           -           (57)           -        (57)
Unrealized holding losses on
  available-for-sale securities                       -            -           -             -         (762)      (762)
                                                -------      -------     -------      --------     --------   --------

BALANCE AT DECEMBER 30, 1994                      5,832      519,856     342,468         8,861         (762)   876,255
Sale of 2,622,920 shares, net of
  repurchases, of common stock
  under employee stock benefit plans                131       17,513           -             -            -     17,644
Income tax benefit arising from
  employee stock option plans                         -        4,900           -             -            -      4,900
Net income                                            -            -      28,527             -            -     28,527

Translation adjustments                               -            -           -         2,071            -      2,071
Unrealized holding gains
  on available-for-sale securities                    -            -           -             -        4,427      4,427
                                               --------      -------    --------      --------     --------   --------

BALANCE AT DECEMBER 29, 1995                     $5,963     $542,269    $370,995       $10,932       $3,665   $933,824
                                              =========     ========    ========      ========      =======   ========

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements


NOTE 1

SUMMARY OF ACCOUNTING PRACTICES

Amdahl Corporation and subsidiaries (the Company or Amdahl) is a multinational company that provides large-scale, high performance, general-purpose computer systems, storage, software and communications products, and client-server hardware systems for the open systems marketplace. The Company also provides equipment maintenance, consulting and professional services. See
Note 9 for information on revenues by classes of product and services and by geographic area. The Company's markets are worldwide and include the communications, banking, finance and insurance, services and government industries.

USE OF ESTIMATES

The preparation of finanical statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported components of results of operations during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries.
Intercompany accounts and transactions have been eliminated.

FISCAL YEAR

The Company's fiscal year ends on the last Friday in December. As a result, 1995 and 1994 were each 52-week years, and 1993 was a 53-week year.

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

Gains of $247,000 in 1995 and $81,000 in 1994 and a loss of $2,948,000 in 1993 resulted from foreign exchange transactions and were included in marketing, general and administrative expenses.

REVENUES

Revenues from equipment sales and sales-type leases are generally recognized when the equipment has been shipped, installed and financing arrangements have been completed. Revenues from operating leases are recognized over the term of the respective contracts.

Service for Amdahl products is provided under service and parts warranty or separate maintenance agreements. The large-scale computer systems normally carry a oneyear service and parts warranty, and the storage and other products usually have shorter warranty periods. Where material, a portion of equipment sales revenue is deferred and recognized over the warranty period as service is provided. Following the warranty period, Amdahl provides maintenance service under separate contracts which typically can be terminated by the customer on ninety days notice. Revenues from maintenance contracts are recognized over the term of the respective contracts as service is provided.

The Company accounts for software revenues in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1, Software Revenue Recognition. Revenues earned under software license agreements with end users are generally recognized when the software has been shipped, payment is due within one year, collectibility is probable, and there are no significant obligations remaining.

FUTURE ENGINEERING CHANGES

Amdahl's computer systems are architecturally compatible at specific software and hardware interface levels with the basic functions of competing IBM computer systems. The introduction from time to time by IBM of certain product enhancements requires that Amdahl make product changes to remain fully compatible. In addition, the Company periodically makes engineering changes to enhance the functionality of its products. The Company provides a reserve for estimated future engineering changes in connection with each sale. The reserve is intended to cover direct material, direct labor and manufacturing overhead associated with implementation of engineering changes. Amounts provided and charged to cost of equipment sales were $16,672,000 in 1993. No amounts were provided and charged to cost of sales in 1995 and 1994 because shipments made in those years were not expected to require future engineering changes.

INVENTORIES

Inventories are stated at the lower of cost (firstin, firstout) or market. Systems in process and finished goods include material, labor and manufacturing overhead. Yearend inventories consisted of the following:

                                   1995                   1994
(In thousands)
Purchased materials             $18,879                $45,561
Systems in process              168,322                135,408
Finished goods                   87,612                102,112
                               --------               --------
                               $274,813               $283,081
                               ========               ========

Inventories contained components and assemblies in excess of the Company's current estimated requirements and were fully reserved at December 29, 1995 and December 30, 1994. Also, as a result of severe price declines in the fourth quarter of 1995, the Company charged cost of equipment sales for $26 million to reduce 5995M inventories to market value. Due to competitive pressures, it is reasonably possible that these estimates could change in the near term.

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

INTANGIBLE ASSETS

Excess of cost over net assets acquired (goodwill) is amortized by the straight-line method over twenty-five years. The realizability of goodwill is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing lines of business. The analyses necessarily involve significant management judgment to evaluate the ability of an acquired business to perform within projections.

Certain software development costs have been capitalized and amortized over the life of the product. At December 29, 1995 and December 30, 1994 software development costs that had been capitalized were immaterial.

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


NOTE 2

RELATIONSHIP WITH FUJITSU LIMITED

At December 29, 1995, Fujitsu Limited (Fujitsu) owned approximately 43% of the Company's outstanding stock. The Company has entered into various transactions with Fujitsu, as follows:

A. Amdahl purchases under contracts with Fujitsu certain subassemblies and substantially all of its large-scale integrated semiconductor components and high-density printed circuit boards. Its primary products are manufactured by Fujitsu to Amdahl specifications. The cost of computer equipment, subassemblies and spare parts purchased from Fujitsu and the amount included in cost of revenues for equipment sales were as follows:

                                                                         COST OF
                                                           PURCHASES    REVENUES
(In thousands)
1995                                                        $282,913    $275,707
1994                                                        $218,925    $374,224
1993                                                        $434,732    $444,595

Amdahl was committed to purchase manufacturing material and other equipment from Fujitsu totaling approximately $51,000,000 at December 29, 1995. Prices for these manufacturing materials and other equipment are subject to adjustment if the U.S. dollar-Japanese yen exchange rate fluctuates outside of specified ranges. The Company has entered into hedging arrangements designed to protect against currency exchange risks associated with anticipated product purchases from Fujitsu in 1996.

B. Under joint development efforts, Fujitsu supplies Amdahl with services and material related to the Company's development of current and future products, which resulted in charges to engineering and development expense of $2,399,000 in 1995, $6,443,000 in 1994 and $8,633,000 in 1993.

In November 1993 Amdahl and Fujitsu entered into an agreement pursuant to which Amdahl and Fujitsu agreed to participate in the joint development of the Company's next generation of IBM compatible systems. Under the agreement, Fujitsu will undertake primary responsibility for the design and manufacture of these systems.

In 1991 the Company entered into a cross-license agreement related to certain technologies in the Company's processor products, in which the Company agreed to pay Fujitsu up to $15,000,000 in royalties, to be remitted to Fujitsu as shipments occurred in 1992 and 1993. Amounts charged to cost of revenues related to this agreement amounted to $3,600,000 in 1993. There are no remaining commitments under this agreement.

C. Fujitsu markets Amdahl's computer equipment in Brazil, Japan, Malaysia and Spain under distributorship arrangements. Sales in 1995, 1994 and 1993 by the Company of computer systems and complementary storage products to Fujitsu contributed $37,290,000, $38,682,000 and $28,162,000 to equipment sales and
$17,190,000, $14,405,000 and $11,687,000 to gross margin,
respectively.

In the second quarter of 1995 the Company entered into a contract manufacturing agreement with HaL Computer Systems, Inc. (HaL), a wholly-owned subsidiary of Fujitsu, whereby Amdahl agreed to manufacture high end open system workstations for HaL. This agreement contributed $9,375,000 and $1,035,000 to equipment sales and gross margin, respectively, in 1995.

In the fourth quarter of 1995 Fujitsu agreed to pay Amdahl $14,800,000 for the right and license to use certain software diagnostic tools developed by Amdahl and $1,000,000 for the right to market certain storage products in Japan. These amounts were recognized in the fourth quarter of 1995 as software revenue and equipment sales revenue, respectively.

At December 29, 1995 and December 30, 1994 receivables included
$35,795,000 and $21,097,000, respectively, from Fujitsu.

D. In January 1994 the Company entered into an agreement with Fujitsu under which Fujitsu agreed to provide loans to the Company in an aggregate amount not to exceed $100,000,000. Such loans bear interest at a rate based upon the London Interbank Offered Rate. Any outstanding loan balance is payable to Fujitsu on January 28, 1997. As of December 29, 1995 and December 30, 1994, $80,000,000 in principal was outstanding under this agreement (see Note 7). Interest expense associated with the loan was $5,745,000 in 1995 and $4,238,000 in 1994 of which $958,000 and $987,000 was payable and was included in accrued liabilities at December 29, 1995 and December 30, 1994, respectively.


NOTE 3

ACQUISITION OF DMR GROUP INC.

On November 15, 1995 the Company acquired all of the outstanding shares of DMR Group Inc. (DMR), a multinational information technology consulting company, for $140 million. The acquisition was funded with existing cash. The results of DMR's operations have been combined with those of the Company since the date of acquisition.

The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $60 million and $55 million, respectively. In addition, $27,296,000 of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future uses, which the Company expensed at the date of acquisition. The balance of the purchase price, $108 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over twenty-five years on a straight-line basis.

The following table reflects unaudited pro forma combined results of operations of the Company and DMR on the basis that the acquisition had taken place and the related charge, noted above, was recorded at the beginning of the fiscal year for each of the periods presented:

                                                   1995         1994
(Dollars in thousands, except per common share amounts)
Revenues                                     $1,693,912   $1,857,880
Net income                                       20,783       38,777
Net income per common share                        $.17       $  .33
Shares used in computation                  120,383,000  118,909,000

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occured had the acquisition been consummated at the beginning of 1994 or at the beginning of 1995 or of future operations of the combined companies under the ownership and management of the Company.


NOTE 4

EQUIPMENT LEASING AND THIRD PARTY TRANSACTIONS

The Company is the lessor of equipment under operating leases for periods generally less than three years. Certain operating leases contain provisions for early termination with a penalty or with conversion to another system. The cost of leased systems is depreciated to a zero value on a straight-line basis over two to four years. Accumulated depreciation on leased systems was $12,462,000 at December 29, 1995 and $14,119,000 at December 30,
1994. The Company also leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13, Accounting for Leases. The current portion of the net investment in sales-type leases is included in receivables and the long-term portion is included in long-term receivables and other assets. The components of the net investment in sales-type leases were as follows:

                                                     1995        1994
(In thousands)
Minimum rentals receivable                         $8,020     $22,001
Estimated residual values
  of leased equipment (unguaranteed)                2,500       4,607
Less unearned interest income                      (1,116)     (3,182)
                                                  -------     -------
Net investment in sales-type leases                $9,404     $23,426
                                                  =======     =======

Minimum rentals receivable under existing leases as of December
29, 1995 were as follows:

                                               SALES-TYPE   OPERATING
(In thousands)
1996                                               $4,786     $14,272
1997                                                2,818       9,597
1998                                                  402       3,062
1999                                                   14         106
2000                                                    -           -
Thereafter                                              -           -
                                                  -------    --------
                                                   $8,020     $27,037
                                                  =======    ========

In addition, during the periods presented, the Company sold certain equipment subject to operating leases and financed certain sales-type equipment leases and installment contracts with financing institutions (Third Parties). The Company sometimes agrees to perform certain services and obligations with respect to the equipment and related leases, such as general lease administration, invoicing and collection of rentals, payment of insurance and personal property taxes, maintenance services and non-priority remarketing of equipment that comes off lease. For these services and obligations, the Company generally receives its normal maintenance charges and a remarketing and administration fee. Many of the agreements with Third Parties provide the Company with residual rights in revenues, if any, derived from the equipment after the Third Parties have received a designated return. Equipment sales revenues arising from these transactions with Third Parties were approximately $48,000,000, $71,000,000 and $91,000,000 in 1995, 1994 and 1993, respectively.


Note 5

FINANCIAL INSTRUMENTS

The Company invests in a variety of financial instruments but does not hold or issue financial instruments for trading purposes.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company hedges certain portions of its exposure to foreign currency fluctuations through a variety of strategies and financial instruments, including the use of forward foreign exchange contracts and currency swap agreements. These contracts and swaps generally have maturities that do not exceed three months and two years, respectively. At December 29, 1995 and December 30, 1994 the Company had approximately $57,000,000 and $94,000,000, respectively, in notional principal of forward foreign exchange contracts outstanding. The Company had $20,000,000 of currency swap agreements outstanding at December 29, 1995 and December 30, 1994. The gains and losses associated with currency rate changes on forward foreign exchange contracts and currency swap agreements are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts and currency swap agreements approximates their fair value, which was immaterial at December 29, 1995 and December 30, 1994.

The Company enters into foreign currency options to protect against currency exchange risks associated with its probable anticipated, but not firmly committed, non-U.S. intercompany sales and with both inventory purchase commitments and probable anticipated inventory purchases from Fujitsu. Realized and unrealized gains and losses on such contracts and the associated cash flows that qualify as hedges are reported as components of the related transactions. These option contracts generally have maturities that do not exceed one year. At December 29, 1995 and December 30, 1994 the Company had approximately $80,000,000 and $40,000,000 in notional principal of purchased option contracts outstanding, respectively. The net income effect deferred on foreign currency option contracts represents the amount by which the carrying value of the option contracts exceeded their fair value and was immaterial as of December 29, 1995 and December 30, 1994.

The Company enters into interest rate swap agreements to extend the effective duration of a portion of the Company's investments in available-for-sale debt securities and accrues the differential to be paid or received under the agreements as interest rates change over the life of the contracts. These agreements generally have maturities that do not exceed three years. Notional principal outstanding under these agreements at December 29, 1995 and December 30, 1994 was approximately $12,000,000 and $30,000,000, respectively. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The fair value of interest rate swaps at December 29, 1995 and December 30, 1994 was immaterial.

BALANCE SHEET FINANCIAL INSTRUMENTS

Substantially all cash equivalents consist of investments in major bank time deposits, certificates of deposit and commercial paper with initial maturities of three months or less. Substantially all short-term investments consist of major bank time deposits, certificates of deposit, commercial paper and U.S. government securities which the Company intends to hold between three and twelve months.

In January 1994 the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115). In compliance with the standard, the Company's investments in debt or equity securities which are available for sale are stated at fair value and investments which are held to maturity are stated at amortized cost. Adoption of FAS 115 did not have a material impact on the Company's financial position or results of operations.

In November 1995 the Financial Accounting Standards Board issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (Special Report). Concurrent with the issuance of the Special Report the Company reassessed the appropriateness of the classifications of its securities investments and reclassified all of its held-to-maturity securities to the available-for-sale category. Amortized cost of the securities transferred was $161,033,000 and the related unrealized gain was $225,000.

At December 29, 1995 the Company's available-for-sale securities had contractual maturities of overnight to fifteen years and the average maturity was one year. The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for those instruments. At December 29, 1995 and December 30, 1994 the amortized cost basis, aggregate fair value and gross unrealized holding gains and losses by major security type were as follows:

                                                            AMORTIZED      AGGREGATE    UNREALIZED
1995                                                             COST     FAIR VALUE         GAINS
(In thousands)
AVAILABLE-FOR-SALE SECURITIES
Equity securities                                              $2,582         $2,894          $312
Debt securities issued by U.S. Treasury
  and other U.S. government agencies                          222,036        223,553         1,517
Debt securities issued by foreign governments                   1,821          2,020           199
Corporate debt securities                                     283,877        285,285         1,408
Mortgage-backed securities                                     17,096         17,325           229
                                                             --------       --------        ------
Total investments in debt and equity securities              $527,412       $531,077        $3,665
                                                             ========       ========        ======

                                                            AMORTIZED      AGGREGATE    UNREALIZED
1994                                                             COST     FAIR VALUE        LOSSES
(In thousands)
AVAILABLE-FOR-SALE SECURITIES
Equity securities                                              $2,582         $2,345         $(237)
Debt securities issued by U.S. Treasury
  and other U.S. government agencies                           11,935         11,499          (436)
Debt securities issued by foreign governments                   1,821          1,809           (12)
Corporate debt securities                                       6,145          6,125           (20)
Mortgage-backed securities                                     10,024          9,967           (57)
                                                               ------         ------          -----
                                                               32,507         31,745          (762)
                                                               ------         ------          -----

HELD-TO-MATURITY SECURITIES
Debt securities issued by foreign governments                  19,721         19,705           (16)
Corporate debt securities                                     155,729        155,603          (126)
Bank debt securities                                          417,592        417,010          (582)
                                                              -------        -------          -----
                                                              593,042        592,318          (724)
                                                              -------        -------          -----
Total investments in debt and equity securities              $625,549      $ 624,063       $(1,486)
                                                              =======       ========      ========

In 1995 and 1994 proceeds from sales of available-for-sale securities were $107,411,000 and $40,677,000, respectively. Gross realized gains of $832,000 in 1995 and gross realized losses of $2,171,000 in 1994 were recognized on those sales and were included in marketing, general and administrative expenses. The
Company used specific identification as the cost basis in computing realized gains and losses.

At December 29, 1995 and December 30, 1994 the carrying value of notes payable, short-term debt and long-term debt approximated fair value because of the variable interest rate nature of these instruments.

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


NOTE 6

ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                                  1995           1994
(In thousands)
Payroll and vacation                          $125,482       $110,958
Restructuring costs (Note 8)                    55,110         88,228
Income taxes                                    38,085         38,588
Deferred income                                 95,968        120,857
Future engineering changes                       3,301         38,643
Other                                          113,654        114,432
                                               -------        -------
                                              $431,600       $511,706
                                              ========       ========


NOTE 7

LONG-TERM DEBT AND LIABILITIES AND BANK CREDIT AGREEMENTS


Long-term debt and liabilities consisted of the following:

                                                  1995           1994
(In thousands)
Long-term debt - stockholder
  (Fujitsu) (Note 2)                           $80,000        $80,000
Bank loans at DMR                                7,444              -
Capitalized lease obligations (Note 13)         19,856         20,414
Long-term liabilities                           26,970         30,271
                                               -------        -------
                                               134,270        130,685
Less current maturities                          3,118          1,011
                                              --------       --------
Long-term debt and liabilities                $131,152       $129,674
                                              ========       ========

Bank loans at DMR primarily consist of the outstanding balance on a $14,700,000 revolving term line of credit having an original maturity of five years and bearing interest at a rate based upon the Canadian Bankers' Acceptance Rate. The amount outstanding at December 29, 1995 matures in 1997 but may be extended under a two-year revolving period with the lender's authorization; at the end of the revolving period the amount outstanding may be paid over three years at the Company's election.

The Company has credit agreements with a number of banks providing for short-term borrowings in U.S. dollars and various foreign currencies at varying interest rates. At December 29, 1995 and December 30, 1994, $18,908,000 and $7,805,000,
respectively, was outstanding under these agreements.

Interest paid on all borrowings was $10,460,000, $9,098,000 and $19,821,000 in 1995, 1994 and 1993, respectively.

Long-term liabilities included deferred equipment maintenance revenues and long-term amounts accrued under the Executive
Incentive Performance Plan.


NOTE 8

RESTRUCTURING OF OPERATIONS

In 1993 the Company began to restructure its worldwide operations in order to address the competitive conditions in the markets for large-scale computing systems, including pricing which declined at much greater than historical rates and reduced levels of demand. The restructuring consisted of a series of planned actions, including a reduction in the number of employees by approximately one-third, consolidation of offices and facilities and disposition of assets that were no longer required due to changes in product plans, reduction in manufacturing capacity by approximately 50%, and elimination of selected product development programs, as well as other expense reductions. In connection with these actions the Company recorded restructuring charges totaling $478,000,000 to operating expenses, $243,000,000 of which was recorded in the first quarter of 1993 and $235,000,000 of which was recorded in the third quarter of 1993. The majority of these actions were initiated by the end of 1994 and are expected to be completed in 1996.

The 1993 restructuring charges reflected $298 million of noncash write-downs of recorded assets and $180 million of projected cash outflows and were comprised of several major components related to the planned actions. The provision for reduction of the workforce of approximately $120 million included severance and medical and other termination benefits for approximately 2,400 employees in manufacturing, development, service, sales, marketing and administrative functions. In 1995 the estimated reduction in the workforce increased to approximately 3,600 employees, approximately 80% of which had taken place at December 29, 1995. Approximately $200 million was provided for lease payments on idle facilities, write-downs of leasehold improvements, production, data processing and other equipment, and other expenses associated with the consolidation of offices and facilities throughout all principal geographic areas. Approximately $60 million was provided for write-downs of excess inventory resulting from reduced manufacturing capacity and changes in product plans, and $10 million was provided for vendor charges due to the cancellation of development programs. The provision for various other charges totaled $88 million and consisted of write-downs of leased systems and system spares as a result of changes in product plans and other costs associated with the restructuring actions.

In the fourth quarter of 1995, the Company included a restructuring reserve totalling $2,272,000 in the allocation of the purchase price of DMR (see Note 3).

Of the restructuring charges, at December 29, 1995 $55,110,000 remained in accrued liabilities and $24,158,000 remained as a reduction of inventories. The $55 million balance in accrued restructuring costs was comprised of approximately $42 million for the remaining reduction of the workforce and $13 million for closing excess facilities, all of which represents estimated future cash outflows. At December 30, 1994 $88,228,000 remained in accrued liabilities and $27,942,000 remained as a reduction of inventories. A summary of the restructuring activity is presented below:

(In thousands)
1993 provision                                       $        478,000
1993 activity:
  Non-cash write-downs of property,
    equipment and inventories                                (224,936)
  Reduction in workforce and
    other cash outflows                                       (72,321)
                                                            ---------
Balance at December 31, 1993                                  180,743
1994 activity:
  Non-cash write-downs of property,
    equipment and inventories                                 (11,113)
  Reduction in workforce and
    other cash outflows                                       (53,460)
                                                             --------
Balance at December 30, 1994                                  116,170
1995  activity:
  Restructuring reserve associated
    with the acquisition of DMR                                 2,272
  Non-cash write-downs of property,
    equipment and inventories                                 (17,004)
  Reduction in workforce and
    other cash outflows                                       (22,170)
                                                             --------
Balance at December 29, 1995                         $         79,268
                                                             ========

NOTE 9

MAJOR CUSTOMER, GEOGRAPHIC AREA, AND PRODUCT LINE DATA

No single customer accounted for 10% or more of total revenues in 1995, 1994 or 1993. The Company's operations by geographical area for the three years ended December 29, 1995 were as follows:

                                    UNITED                          ASIA PACIFIC    ADJUSTMENTS
1995                                STATES      CANADA       EUROPE      & OTHER  & ELIMINATIONS CONSOLIDATED
(In thousands)
Revenues:
  Customers                       $872,153      $52,731    $455,216    $ 136,288             $-    $1,516,388
  Intercompany                     236,477        1,016      10,998            -       (248,491)           -
                                ----------     --------    --------   ----------      ---------    ----------
Total revenues                  $1,108,630      $53,747    $466,214     $136,288      $(248,491)   $1,516,388
                                ==========     ========    ========    =========     ==========    ==========
Income (loss) from
  operations                      $(24,390)    $(23,563)    $40,309       $1,641        $15,127        $9,124
Interest income, net                                                                                   40,853
                                                                                                      -------
Income before income taxes                                                                            $49,977
                                                                                                      =======
Identifiable assets               $666,019    $202,484     $945,553      $56,118      $(738,903)   $1,131,271
Corporate assets                                                                                      576,927
                                                                                                   ----------
Total assets                                                                                       $1,708,198
                                                                                                   ==========

                                    UNITED                          ASIA PACIFIC    ADJUSTMENTS
1994                                STATES       CANADA       EUROPE     & OTHER & ELIMINATIONS  CONSOLIDATED
(In thousands)
Revenues:
  Customers                       $955,090     $62,433     $506,526     $114,564             $-    $1,638,613
  Intercompany                     241,468         (88)       7,428            -       (248,808)            -
                                  --------     -------     --------    ---------      ---------    ----------
Total revenues                  $1,196,558     $62,345     $513,954     $114,564      $(248,808)   $1,638,613
                                ==========     =======     ========     ========     ==========    ==========
Income from operations             $49,908      $4,444       $3,256       $3,672         $2,611       $63,891
Interest income, net                                                                                   16,363
                                                                                                      -------
Income before income taxes                                                                            $80,254
                                                                                                      =======
Identifiable assets               $663,205     $23,051     $681,193      $32,128      $(354,320)   $1,045,257
Corporate assets                                                                                      673,778
                                                                                                   ----------
Total assets                                                                                       $1,719,035
                                                                                                   ==========

                                    UNITED                          ASIA PACIFIC    ADJUSTMENTS
1993                                STATES       CANADA       EUROPE     & OTHER & ELIMINATIONS  CONSOLIDATED
(In thousands)
Revenues:
  Customers                     $1,042,490     $50,540     $488,259      $99,243             $-    $1,680,532
  Intercompany                     186,400       4,412       27,774            -       (218,586)            -
                                ----------     -------     --------      -------      ---------    ----------
Total revenues                  $1,228,890     $54,952     $516,033      $99,243      $(218,586)   $1,680,532
                                ==========     =======     ========      =======     ==========    ==========
Income (loss) from
   operations                    $(502,594)    $(5,949)   $(190,410)      $3,275       $(23,753)    $(719,431)
Interest income, net                                                                                    5,689
                                                                                                   ----------
Loss before income taxes                                                                            $(713,742)
                                                                                                   ==========
Identifiable assets               $983,405     $33,259     $763,273      $59,057      $(393,128)   $1,445,866
Corporate assets                                                                                      226,321
                                                                                                   ----------
Total assets                                                                                       $1,672,187
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

Intercompany sales and transfers of manufacturing materials and finished systems between areas are accounted for based on established intercompany sales prices.

Operating income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income (loss) is net of corporate engineering and development and administrative expenses. Canada's 1995 operating loss includes the write-off of purchased in-process engineering and development and Canada's 1995 identifiable assets include the excess of cost over net assets acquired related to the acquisition of DMR (see Note 3).

Corporate assets include assets maintained for general purposes, principally cash equivalents and short-term investments.

The Company operates in the large-scale computer system and related storage and communications products segment of the data processing industry. Revenues for similar classes of products or services within this one business segment for the most recent three years are presented below:

                                                               1995         1994           1993
(In millions)
Processor equipment sales                                      $622         $802           $837
Storage product equipment sales                                  83          203            268
Server equipment sales                                           77           27              -
Communications and other product equipment sales                 21           18             28
                                                              -----        -----          -----
    Total equipment sales                                       803        1,050          1,133
                                                              -----        -----          -----
Maintenance revenues                                            475          449            423
Consulting and professional services revenues                   148           68             65
Lease revenues                                                   18           30             28
Software revenues                                                72           42             32
                                                               ----        -----          -----
    Total service, software and other revenues                  713          589            548
                                                               ----        -----          -----
                                                             $1,516       $1,639         $1,681
                                                             ======       ======         ======

Note 10

CAPITAL STOCK

There are 200,000,000 authorized shares of common stock, par value of $.05 per share, of which 119,259,000 shares were issued and outstanding as of December 29, 1995.

As of December 29, 1995 the Company had reserved shares of its common stock for the following purposes:

DESCRIPTION                                         SHARES RESERVED
1994 Stock Incentive Plan-
  Stock options outstanding                               6,875,167
  Stock options and
    restricted stock available for grant                  5,061,549
Employee Stock Purchase Plan                              1,825,216
                                                         ----------
                                                         13,761,932
                                                         ==========

Subsequent to December 29, 1995 the Board of Directors authorized, subject to stockholder approval, an increase of 5,000,000 shares in the number of shares issuable under the Employee Stock Purchase Plan.

There are 5,000,000 authorized shares of Preferred Stock, par value of $1 per share. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of December 29, 1995 no Preferred Stock had been issued.

Subsequent to December 29, 1995 the Board of Directors authorized the Company to buy back up to $100,000,000 of the Company's common stock.


Note 11

EMPLOYEE STOCK OPTION AND BENEFIT PLANS

Under the Company's stock option plans, options generally become exercisable in cumulative annual installments beginning one year after the date of grant, are fully exercisable after four or five years and expire after ten or fifteen years. Options are granted to non-employee directors under the Automatic Option Grant Program. On December 29, 1995 options for 3,113,761 shares were exercisable at prices ranging from $4.72 to $18.88 per share.

Activity in the Company's option plans excluding restricted stock is summarized as follows:

                                                             SHARES         OPTION PRICES
Options outstanding at December 25, 1992                  6,574,270       $.38- $20.75
  Granted                                                 9,681,672       4.72-   8.19
  Exercised                                                 (39,231)       .38-   7.03
  Expired or canceled                                    (5,480,498)       .38-  20.75
                                                         ----------       ------------
Options outstanding at December 31, 1993                 10,736,213       4.72-  18.88
  Granted                                                   391,477       5.50-  10.06
  Exercised                                                (935,302)      4.72-   8.19
  Expired or canceled                                    (1,196,626)      4.72-  16.56
                                                        -----------       -------------
Options outstanding at December 30, 1994                  8,995,762       4.72-  18.88
  Granted                                                   377,359       9.13-  12.88
  Exercised                                              (2,032,203)      4.72-   8.69
  Expired or canceled                                      (465,751)      4.72-  18.88
                                                        -----------       ------------
Options outstanding at December 29, 1995                  6,875,167      $4.72- $18.88
                                                        ===========       ============

As of December 29, 1995, the Company had 198,579 shares of restricted common stock outstanding with certain officers and key employees under the 1994 Stock Incentive Plan. These shares carry certain restrictions on transferability, which will lapse over periods as determined by the Board of Directors at the time of award. The difference between the fair market value at the date of grant and the purchase price of the shares (generally, $.05 per share) is recorded as compensation expense ratably over the period from the date of grant to the date the restrictions lapse.

Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at a price per share that is the lesser of 85% of the fair market value as of the first day or the last day of each three month purchase period.

The Company has a capital accumulation plan available to all its North American employees to which it contributes based on its profits. The Company also has a savings plan for domestic employees whereby it matches 25% of employee contributions up to specified limits. In addition, under the Executive Incentive Performance Plan, amounts up to 2% of income before taxes are accrued for selected key employees instead of their participation in the capital accumulation plan. Approximately half of the award vests over the following four years and the remainder vests over a service period of up to twenty years. The total cost of these plans charged to operations was $10,303,000 in 1995, $9,025,000 in 1994 and $3,705,000 in 1993.


NOTE 12

INCOME TAXES

Income (loss) before taxes and the provision for (benefit from) income taxes were comprised of the following:

                                           1995                  1994           1993
(In thousands)
Income (loss) before taxes:
  Domestic                              $18,104                $65,941    $(488,628)
  Foreign                                31,873                 14,313     (225,114)
                                        -------                -------    ----------
                                        $49,977                $80,254    $(713,742)
                                        =======                =======    ==========

Provision for (benefit from) income taxes:
  Federal-
    Current                             $25,804                $20,531     $(47,378)
    Deferred, net                       (12,918)                (4,895)       6,578
                                       --------                -------    ---------
                                         12,886                 15,636      (40,800)
                                       --------                -------     ---------
  State-
    Current                               4,328                (7,284)       (4,253)
    Deferred, net                        (2,328)                8,484         5,466
                                       --------               -------     ---------
                                          2,000                 1,200         1,213
                                       --------               -------     ---------
  Foreign-
    Current                               6,291                  (744)       (5,090)
    Deferred, net                           273               (10,642)      (80,323)
                                       --------               -------      --------
                                          6,564               (11,386)      (85,413)
                                       --------               -------      --------
    Net tax provision
       (benefit)                        $21,450                $5,450     $(125,000)
                                       ========               =======      =========

The effective income tax provision (benefit) differed from the statutory federal provision due to the following (prior year amounts have been reclassified to conform to current year presentation):

                                                               1995           1994        1993
(In thousands)
Statutory federal tax provision (benefit)                   $17,492        $28,089   $(249,810)
State tax provisions, net of federal tax benefit              1,300            780         780
Foreign losses in excess of available benefits               15,563          4,199      15,483
Unutilized deductible temporary differences                       -              -     105,075
Change in valuation allowance                               (22,486)       (40,484)          -
Foreign subsidiaries' earnings taxed at rates in
  excess of the statutory federal rate                          235          8,750          94
Write off of purchased in-process
  engineering and development                                 9,554              -           -
Other                                                          (208)         4,116       3,378
                                                            -------         ------   ---------
Net tax provision (benefit)                                 $21,450         $5,450   $(125,000)
                                                            =======         ======  ==========
Net effective tax rate                                          43%             7%         18%
                                                              -----            ---        ----

Net income taxes of $26,050,000 were paid by the Company in 1995, and net income tax refunds of $12,340,000 and $16,000,000 were received by the Company in 1994 and 1993, respectively.

The components of the net deferred tax liability at December 29, 1995 and December 30, 1994 were as follows:

                                                     1995        1994
(In thousands)
Deferred tax liabilities:
  Taxes on foreign income                        $(18,520)   $(39,926)
  Depreciation                                    (26,173)    (31,059)
  Other                                           (12,450)     (9,524)
                                                ---------   ---------
  Total deferred tax liabilities                  (57,143)    (80,509)
                                                ---------   ---------
Deferred tax assets:
  Reserves                                         84,594     126,682
  Revenue timing                                   20,860           -
  Net operating loss and
    credit carryforwards                           40,423      50,074
                                                 --------     -------
                                                  145,877     176,756
  Valuation allowance                             (89,367)   (111,853)
                                                 --------   ---------
  Total deferred tax assets                        56,510      64,903
                                                  -------   ---------
Net deferred tax liability                          $(633)   $(15,606)
                                                  =======   =========

No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items.

The valuation allowance at December 29, 1995 and December 30, 1994 provided reserves against worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

In the first quarter of 1993 the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The adoption of this standard changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method. The cumulative effect of this change in accounting reduced the net loss in 1993 by $8,746,000 or $.08 per share.

Cumulative undistributed earnings of foreign subsidiaries for which no United States income or foreign withholding taxes have been recorded, because such earnings are expected to be reinvested indefinitely, amounted to $105,200,000 at December 29, 1995. The Company provides in full for United States income taxes on the earnings of foreign subsidiaries not considered indefinitely invested outside the United States.

At December 29, 1995 the Company had foreign net operating loss carryforwards of $25,600,000 which will expire at various dates from 1999 through 2003 and $39,400,000 which can be carried forward indefinitely.

In 1994 the Company agreed to certain adjustments proposed by the Internal Revenue Service (IRS) related to the Company's 1983 through 1986 tax years, which resulted in net operating loss and credit carryforwards, previously utilized in 1987, being reordered to the 1983 through 1986 tax years. In the third quarter of 1994 the Company paid $32,000,000, including interest, to cover the deficiency created by the audit adjustments.

In the fourth quarter of 1994 the IRS issued a notice of deficiency to the Company for disputed items related to the 1983 through 1986 tax years, the most significant of which related to the treatment of system spares. The proposed tax deficiency totals approximately $40,200,000 and would carry interest through December 29, 1995 of approximately $78,000,000. If paid, the tax and interest would give rise to a deferred tax asset of approximately $51,000,000, subject to the recognition criteria of FAS 109. State income taxes payable as a result of the proposed tax deficiency would be approximately $15,700,000, net of federal income tax benefit.

In the first quarter of 1995 the Company filed a petition in the United States Tax Court contesting the proposed deficiency. Management believes the Company possesses strong factual support for its treatment of system spares and will vigorously defend its position. In the opinion of management, the final resolution of the proposed deficiency will not have a material adverse impact on the Company's financial position or results of operations. The IRS field audit of the Company's 1987 through 1990 tax years is in progress.


NOTE 13

LEASE COMMITMENTS

The Company leases a substantial portion of its principal facilities under capital lease agreements extending through the year 2008. Capitalized facilities leases totaling $32,995,000 and $31,347,000 with accumulated amortization of $24,176,000 and $22,098,000 were included in the land and buildings classification on the balance sheets at December 29, 1995 and December 30, 1994, respectively. The lease agreements provide for renewal options extending the lease terms beyond the initial terms in five-year increments. The Company also leases certain equipment and sales and service facilities under operating leases. The minimum lease commitments as of December 29, 1995 were as follows:

                                                  CAPITAL   OPERATING
                                                   LEASES      LEASES
(In thousands)
1996                                               $4,095     $37,066
1997                                                3,694      29,284
1998                                                3,368      23,195
1999                                                2,600      17,048
2000                                                2,602      14,107
After 2000                                         18,344      29,296
                                                   ------     -------
Total minimum lease commitments                    34,703    $149,996
                                                             ========

Less imputed interest (9.25% to 13.74%)           (14,847)
                                                 --------
Present value of minimum
  lease commitments (Note 7)                      $19,856
                                                 ========

Minimum obligations have not been reduced by minimum rentals of $1,549,000 and $15,840,000 receivable in the future under noncancelable subleases of capital leases and operating leases, respectively, as of December 29, 1995.

Rental expense charged to income was as follows:

                                             1995                1994        1993
(In thousands)
Minimum rent                              $37,701             $38,768     $47,376
Less sublease rent                         (6,276)             (4,073)     (2,423)
                                          -------             -------     -------
                                          $31,425             $34,695     $44,953
                                          =======             =======     =======

NOTE 14

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
                                          First      Second        Third      Fourth         Year
(In thousands, except per commonshare amounts and amounts in note below)
FISCAL QUARTER AND YEAR 1995
Revenues                               $371,526    $378,666     $350,016    $416,180   $1,516,388
Gross margin                           $145,315    $148,271     $142,469    $120,746     $556,801
Income (loss) before taxes              $26,394     $33,642      $25,707    $(35,766)     $49,977
Net income (loss)                       $20,594     $26,242      $20,057    $(38,366)     $28,527
Net income (loss)per common share          $.17        $.22        $ .17       $(.32)        $.24

FISCAL QUARTER AND YEAR 1994
Revenues                               $378,791    $396,909     $364,210    $498,703   $1,638,613
Gross margin                           $129,069    $140,514     $138,145    $187,321     $595,049
Income before taxes                      $7,110     $13,166      $15,493     $44,485      $80,254
Net income                               $7,110     $12,516      $14,293     $40,885      $74,804
Net income per common share                $.06        $.11        $ .12        $.34         $.63

Note: Fourth quarter 1995 results of operations included charges of $27,296,000 or $.23 per share to write off in-process engineering and development at DMR Group Inc. and
$26,000,000 or $.22 per share to reduce inventories to market value.

NOTE 15

COMMON STOCK DIVIDENDS AND PRICE RANGE (UNAUDITED)

DIVIDENDS

Dividends declared per share for the most recent five years were $.05 in 1993 and $.10 in 1991 and 1992. No dividends were declared or paid in 1995 or 1994. Payment of future dividends will be dependent upon the Company's earnings, capital requirements, financial condition and other factors.

MARKET PRICE

The common stock is listed on both the American and London Stock Exchanges. The following table sets forth, for the periods indicated, the range of high and low sale prices on the American Stock ExchangeComposite Transactions, as reported by The Wall Street Journal.

1995                                                   HIGH          LOW
First Quarter                                       $12 1/4       $9 7/8
Second Quarter                                      $13 5/8      $10 1/2
Third Quarter                                       $11 3/4       $8 5/8
Fourth Quarter                                      $10 3/4       $8 1/8

1994                                                   HIGH          LOW
First Quarter                                        $7 3/8       $5 1/2
Second Quarter                                       $7 7/8       $5 3/8
Third Quarter                                       $10 1/4       $5 1/4
Fourth Quarter                                      $11 1/8           $8

At December 29, 1995 there were approximately 20,000 holders of record of Amdahl common stock.