Form 10-K, Exhibit 13
period 1996-12-27
AMDAHL CORP
filed 1997-03-24
CIK 4427

Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Words such as "anticipates," "expects" and "believes" in the Letter to Stockholders and the following discussion identify forward-looking statements. These statements, and the Company's future results, are subject to certain risks and uncertainties that could cause actual results to differ materially from those expected. These risks and uncertainties are discussed in the section below entitled "Factors That May Affect Future Operating Results" and in the Company's reports filed with the Securities and Exchange Commission, including its Report on Form 10-K for the fiscal year ended December 27, 1996 under the caption "Business".

RESULTS OF OPERATIONS
1996 COMPARED TO 1995

Revenues

Total revenues increased 8% or $115 million from 1995 to 1996, as increases in services revenues more than offset declines in equipment sales. Equipment sales decreased 33% or $265 million from 1995 to 1996 and were 33% and 53% of total revenues in 1996 and 1995, respectively. This decrease reflected the Company's transition to new products in its principal hardware lines during 1996. Processor equipment sales decreased 44% due to significant declines in both pricing and volumes for the ECL-technology 5995M processor as it approached the end of its product life cycle. This decrease was partially offset by revenues from the Company's new CMOS-technology Millennium mainframe system, which first went into volume production in the fourth quarter of 1996. Revenues from storage equipment sales decreased 5% in 1996 compared to 1995 due to year-to-year pricing declines, which more than offset increased volumes in the second half of 1996 from a new generation of Amdahl storage products for the IBM System/390-compatible and open systems markets. Equipment sales of high-performance servers, most of which were acquired under original equipment manufacturer (OEM) arrangements with Sun Microsystems, increased 26% or $20 million year-to-year.

         Service, software and other revenues increased 53% or $380 million from 1995 to 1996 and were 67% and 47% of total revenues in 1996 and 1995, respectively. Professional services revenues increased $418 million principally due to the acquisitions of DMR Group Inc. (DMR) in the fourth quarter of 1995 and Trecom Business Systems, Inc. (Trecom) in the second quarter of 1996. Maintenance revenues decreased $40 million or 8% from a combination of price declines and the gradual reduction of the installed base of certain older technology mainframe systems. Software and implementation services revenues declined $3 million reflecting nonrecurring sales of certain software to Fujitsu in 1995 (see Note 2 to the Consolidated Financial Statements).

         Approximately 51% of the Company's revenues came from outside the United States in 1996 and was recorded in local currency (see Note 9 to the Consolidated Financial Statements). 1996 revenues were favorably impacted by approximately $13 million from a weaker U.S. dollar, as international revenues denominated in foreign currencies translated into more dollars in 1996, when compared to 1995. The Company uses a variety of financial hedging instruments to minimize currency risk from international revenue transactions (see Note 5 to the Consolidated Financial Statements).


Gross Margins

Total gross margin as a percentage of revenues decreased from 37% in 1995 to 16% in 1996. Gross margin on equipment sales as a percentage of equipment sales revenues decreased from 33% in 1995 to a negative 4% in 1996 due to severe 5995M price declines, which resulted in a charge of $130 million to cost of equipment sales in the second quarter of 1996 to reduce 5995M inventories and leased systems to estimated market values. The Company took a similar charge of $26 million in the fourth quarter of 1995. Gross margins on storage product sales improved by $3 million in 1996 over 1995 despite lower revenues year-to-year, largely because the new generation of storage products shipped in the second half of 1996 had significantly lower unit costs than the previous generation products. Gross margins on service, software and other revenues as a percentage of related revenues decreased from 41% in 1995 to 25% in 1996, reflecting the shift to professional services which generate lower gross margins as a percent of sales than maintenance services.

                              24 Amdahl Corporation

Operating Expenses

In the second quarter of 1996, related to the acquisition of Trecom, Amdahl recorded a charge to operating expenses of $21 million to write off purchased in-process engineering and development expenses (see Note 3 to the Consolidated Financial Statements). A similar charge of $27 million was recorded in the fourth quarter of 1995 relating to the acquisition of DMR (see Note 3 to the Consolidated Financial Statements). In the fourth quarter of 1996 the Company also recorded a $40-million restructuring charge to cover the planned costs of reducing certain sectors of its workforce and facilities. Operating expenses in 1996 and 1995, excluding these charges, were 32% and 34% of revenues, respectively.

         Excluding the charges for purchased in-process engineering and development expenses associated with the acquisitions of Trecom and DMR, engineering and development expenses decreased $24 million or 16% when compared to 1995, primarily due to agreements with Fujitsu for the joint development of the next generation of IBM-compatible processor and storage systems (see Note 2 to the Consolidated Financial Statements). 1996 marketing, general and administrative expenses increased $32 million or 9% when compared to 1995. The increase resulted primarily from the acquisitions of DMR and Trecom, and included $8 million for amortization of excess costs over net assets (goodwill).


Interest Income/Expense and Income Taxes

Net interest income decreased $23 million or 55% from 1995, reflecting lower average cash balances in 1996 compared to 1995. This decline was largely caused by the cash payments made to acquire DMR and Trecom, plus the net cash outflow needed to fund 1996 operations.

         The effective annual income tax rate was a negative 4% in 1996, compared to 43% in 1995. The 1996 tax rate included a provision for taxes currently payable in foreign, state and local jurisdictions. The tax provision did not reflect a tax benefit for the loss incurred during the year. A valuation allowance was recorded in 1996 to reduce the deferred tax assets of the Company to an amount realizable based on taxes paid for prior years without relying on future income.


RESULTS OF OPERATIONS
1995 COMPARED TO 1994

Revenues

Total revenues decreased 7% from 1994 to 1995, and equipment sales decreased 23% or $247 million from 1994 to 1995 and were 53% and 64% of total revenues in 1995 and 1994, respectively. Processor equipment sales decreased 22% due to a higher percentage of sales of 5995M processor upgrades than in 1994 and a significant decline in pricing experienced in the fourth quarter of 1995. Overall, 5995M prices declined 32% in 1995. Equipment sales of the older lines of mainframe computers also decreased. Revenues from storage product equipment sales decreased 59% in 1995 when compared to 1994 as a result of pricing and volume declines associated with delays in the introduction of new storage products. Equipment sales of high-performance servers acquired under OEM arrangements with Sun Microsystems, which were 10% and 3% of total equipment sales revenues in 1995 and 1994, respectively, increased 186% or $50 million from 1994 to 1995.

         Service, software and other revenues increased 21% or $124 million from 1994 to 1995 and were 47% and 36% of total revenues in 1995 and 1994, respectively. The increase in revenues consisted of increased professional services revenues of $77 million, increased maintenance revenues of $26 million from a larger customer installed base, and increased software and implementation services revenues of $33 million, of which $15 million was of a nonrecurring nature (see Note 2 to the Consolidated Financial Statements). This was offset by a decrease in operating lease revenues of $12 million. DMR, which the Company acquired in November 1995, contributed $35 million to services revenues (see
Note 3 to the Consolidated Financial Statements).

         1995 revenues were favorably impacted by approximately $36 million by a
weakened  U.S.  dollar,  as  international   revenues   denominated  in  foreign
currencies translated into more dollars in 1995, when compared to 1994.

                              25 Amdahl Corporation

Gross Margins

Gross margin as a percentage of revenues increased from 36% in 1994 to 37% in 1995. Gross margin on equipment sales as a percentage of equipment sales revenues increased from 32% in 1994 to 33% in 1995, due in part to lower manufacturing costs and a higher percentage of sales of 5995M processor upgrades, which yield better gross margins than sales of complete new systems. However, as a result of the severe 5995M price declines experienced in the fourth quarter of 1995, the Company charged cost of equipment sales for $26 million to reduce 5995M inventories to market value. In addition, gross margins on storage product sales were adversely affected by significant pricing declines. Gross margins on service, software and other revenues as a percentage of revenues decreased from 44% in 1994 to 41% in 1995, due primarily to lower gross margins on services revenues and revenues from the new MultiVendor Enterprise Services business.


Operating Expenses

In the fourth quarter of 1995 the Company recorded a charge to operating expenses of $27 million to write off purchased in-process engineering and development expenses associated with the acquisition of DMR that had no alternative future use (see Note 3 to the Consolidated Financial Statements). Operating expenses in 1995 and 1994, excluding these charges, were 34% and 32% of revenues, respectively.

         Excluding the charge for purchased engineering and development expenses, engineering and development expenses decreased $54 million or 26% when compared to 1994, primarily due to the agreement with Fujitsu for the joint development of the next generation of IBM-compatible systems. 1995 marketing, general and administrative expenses increased $43 million or 13% when compared to 1994 due to increased marketing efforts directed toward the Company's newer lines of business.


Interest Income/Expense and Income Taxes

Net interest income increased $24 million or 150% from 1994 to 1995 due to increased interest income from higher average cash and investment levels.

         The effective annual income tax rate increased from 7% in 1994 to 43% in 1995, due to the write off of purchased engineering and development discussed above and the current mix of international and domestic income, which limited the Company's utilization of net operating loss carryforwards and deferred tax assets in 1995 when compared to 1994.


FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

During the latter part of 1996 Amdahl completed the introduction of its principal new hardware products, the Millennium CMOS-based mainframe systems and Spectris storage systems, for the IBM System/390-compatible market. Although based on limited experience, since the Millennium systems did not begin to ship in volume until late in the fourth quarter of 1996, many initial shipments were of smaller configurations as customers tended to add incremental computing capacity rather than replace entire older bipolar mainframes. These systems were also subject to the competitive pricing pressures characteristic of the System/390 market. A continuation of these factors, coupled with IBM's announced intention to deliver more powerful CMOS systems in mid-1997, could adversely affect the level of growth in this segment of the Company's business over the near term. Moreover, the Company no longer has available for marketing any significant number of its older 5995M mainframe systems, which contributed significantly to fourth-quarter results in 1996. Also, in light of the transition from older technology systems to CMOS-based mainframes, the Company expects traditional hardware maintenance revenues to continue to decline from historic levels.

         Sales of the Spectris storage systems have been subject to extreme pricing pressures since their introduction in volume in the third quarter of 1996. As a consequence, the Company is required to offer product enhancements on an ongoing basis in order to remain competitive in this market. Any delays in its current development schedules would adversely impact Amdahl's competitive position.

         While the Company's consulting and professional services business exhibited strong growth during 1996, its continued growth will depend in considerable part on the ability to recruit and retain sufficient skilled

                              26 Amdahl Corporation
personnel to meet ongoing customer demand for applications development and maintenance projects, particularly those related to the year-2000 date conversion problem. Significant competition exists in the marketplace for such personnel and failure by the Company to achieve its planned hiring goals would adversely affect future rates of growth. Also, while Amdahl believes that year-2000 projects represent a significant business opportunity for the Company, it will be difficult to ascertain their level of success until the Company has gained a greater level of experience in this area.

         Amdahl has a continuing requirement to improve the performance and profitability of its other product lines, and to review and consider adjustments to its overall business model. At the present time the Company is unable to assess the impact of such adjustments, if any, on future operating results.

         In general, Amdahl's business is subject to the inherent risks and uncertainties characteristic of high-technology industries. The introduction of new hardware products is always subject to technological risks which can have a significant impact on product reliability and performance, as well as on the timing of when such products become available, notwithstanding planned or announced introduction dates. Moreover, the ability to deliver new products with their attendant functional capabilities can also impact product acceptance. Development of major software systems is quite commonly subject to schedule delays and it is not uncommon for product deficiencies and reliability problems to be recognized after product delivery to a number of installations. Product reliability problems, in the case of both hardware and software systems, can place added burdens on existing support staff and can also adversely impact the completion of follow-on projects. Consulting and professional services are often performed under fixed-price contracts which demand a high degree of accuracy in assessing the scope of customer projects. Organizations which grow through acquisitions or joint venturing arrangements with other companies may be unable to realize expected synergies which can adversely affect planned financial performance. Finally, the market for the Company's products and services can be subject to sudden and unexpected changes in demand due to actions of the Company's competitors as well as changes in general economic conditions which can often cause customers to defer or cancel major product acquisitions or project expenditures.


FINANCIAL CONDITION

December 27, 1996 Compared to December 29, 1995

The Company's net cash position (cash and short-term investments net of short-term and long-term debt, excluding capitalized lease obligations) decreased by $252 million from December 29, 1995 to December 27, 1996. Cash, cash equivalents and short-term investments decreased $235 million, reflecting $102 million used to fund 1996 operating activities, $72 million used to purchase capital assets (net of $32 million in proceeds from the sale of retired assets), and $68 million used for the initial payment for the acquisition of Trecom (see Note 3 to the Consolidated Financial Statements).

         Receivables increased $179 million, primarily due to higher revenues in the fourth quarter of 1996 plus a slower overall collection period due to higher levels of professional services revenues, which have an inherently slower collection cycle than the Company's traditional hardware businesses. Inventories decreased $146 million, reflecting significant reductions in processor inventories from end-of-life 5995M sales activity and a writedown of 5995M assets to market value in the second quarter of 1996. The reductions in 5995M inventories were partially offset by $34 million in Millennium inventories at year-end 1996.

         The cost of property and equipment decreased $80 million because retirements of buildings, leasehold improvements, and capitalized equipment exceeded the purchase of new property and equipment in 1996. New capital spending for leased systems, capitalized spares and other property and equipment was approximately equal to depreciation in 1996 except for the acquisition of Trecom. The acquisition of Trecom added $8 million in property and equipment cost and $2 million in accumulated depreciation at December 27, 1996. Overall, the net value of property and equipment decreased $28 million in 1996 due to asset disposals and a $25-million charge in the second quarter of 1996 to reduce certain leased systems to market value.

         At December 27, 1996 the excess of cost over net assets acquired (goodwill), net of accumulated amortization, was $201 million, which included an increase of $95 million from the acquisition of Trecom in the second quarter of 1996 (see Note 3 to the Consolidated Financial Statements).

                              27 Amdahl Corporation

         The cash, cash equivalents and short-term investments balances as of December 27, 1996 included approximately $171 million currently invested outside the United States. Repatriation of these investments and cash would give rise to federal taxable income for the year of transfer (the accrued taxes for which have been provided). See Note 12 to the Consolidated Financial Statements regarding foreign subsidiaries' earnings on which taxes have not been provided.

         The Company's valuation allowance against worldwide operating losses, deferred tax assets and tax credit carryforwards which may expire before the Company can utilize them increased from $89 million at December 29, 1995 to $208 million at December 27, 1996. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

         Accounts payable to vendors other than Fujitsu increased $30 million, due in part to accounts payable assumed upon the acquisition of Trecom ($19 million at December 27, 1996). Accounts payable to Fujitsu increased $39 million, primarily due to increased purchases associated with the new Millennium processor and Spectris storage products.

         Accrued liabilities increased $110 million due in part to a $64 million liability for the acquisition of Trecom which is payable in the second quarter of 1997 (see Note 3 to the Consolidated Financial Statements). Accrued restructuring costs decreased from $55 million at December 29, 1995 to $43 million at December 27, 1996, as current year charges of $52 million were partially offset by an additional $40-million reserve established in the fourth quarter of 1996 (see Note 8 to the Consolidated Financial Statements).

         Excluding capitalized lease obligations, Amdahl had no long-term debt at December 27, 1996 compared to $80 million at December 29, 1995. The decrease resulted from a reclassification to current debt of $80 million outstanding under a Fujitsu loan agreement, since the debt amount was payable in January 1997. Subsequent to December 27, 1996, Amdahl renegotiated the terms of this loan and it is now payable in January 1998 (see Note 2 to the Consolidated Financial Statements).


Liquidity

The nature of the information-technology industry, combined with the current economic environment, makes it very difficult for the Company to predict future liquidity requirements with certainty. However, the Company believes that existing cash will be adequate to finance continuing operations, investments in property and equipment, inventories and spare parts, expenditures for the development of new products and repayment of the remaining liability for the acquisition of Trecom, at least through 1997. Over the longer term, Amdahl must successfully execute its plans to generate significant positive cash flows if it is to sustain adequate liquidity without impairing growth or requiring the infusion of additional funds, either from external sources of cash or from the sale of business assets. Additionally, a major expansion of the business such as would occur with the acquisition of a major new subsidiary might also require recourse to external funding, which could include additional debt or equity capital.

         In the first quarter of 1996 the Board of Directors authorized the Company to buy back up to $100 million of the Company's common stock. As of December 27, 1996, no common shares had been repurchased under this program and Amdahl will not consider a repurchase of stock until the Company has demonstrated sustained positive cash flows.

         The Company has no significant commitments with vendors other than Fujitsu (see Note 2 to the Consolidated Financial Statements).

                              28 Amdahl Corporation

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO AMDAHL CORPORATION:


We have audited the accompanying consolidated balance sheets of Amdahl Corporation (a Delaware corporation) and subsidiaries as of December 27, 1996 and December 29, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amdahl Corporation and subsidiaries as of December 27, 1996 and December 29, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1996 in conformity with generally accepted accounting principles.





                                                             ARTHUR ANDERSEN LLP

San Jose, California
January 28, 1997



                              29 Amdahl Corporation




                                                     CONSOLIDATED BALANCE SHEETS

December 27, 1996 and December 29, 1995                                                                 1996                    1995
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

ASSETS
Current assets:
     Cash and cash equivalents                                                                   $   134,646              $  192,980
     Restricted cash                                                                                  57,126                      --
     Short-term investments                                                                          210,671                 444,006
     Receivables, net of allowances of $10,185 in 1996
         and $5,964 in 1995                                                                          498,851                 319,777
     Inventories                                                                                     128,755                 274,813
     Prepaid expenses and deferred tax assets                                                         86,360                  69,115
------------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                      1,116,409               1,300,691
------------------------------------------------------------------------------------------------------------------------------------
Long-term receivables and other assets                                                                33,647                  28,083
------------------------------------------------------------------------------------------------------------------------------------
Property and equipment:
     Leased systems                                                                                   41,582                  37,937
     System spares                                                                                   368,209                 379,797
     Production and data processing equipment                                                        318,527                 327,051
     Office furniture, equipment and improvements                                                    140,050                 173,691
     Land and buildings                                                                               82,318                 111,715
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     950,686               1,030,191
     Less - accumulated depreciation and amortization                                                705,723                 757,523
------------------------------------------------------------------------------------------------------------------------------------
         Property and equipment, net                                                                 244,963                 272,668
------------------------------------------------------------------------------------------------------------------------------------
Excess of cost over net assets acquired,
     net of accumulated amortization of $8,368 in 1996
     and $692 in 1995                                                                                201,385                 106,756
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 1,596,404              $1,708,198
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable and short-term debt                                                           $    45,053              $   22,026
     Short-term debt - stockholder (Fujitsu Limited)                                                  80,000                      --
     Accounts payable                                                                                141,697                 111,871
     Accounts payable - stockholder (Fujitsu Limited)                                                 68,625                  29,152
     Accrued liabilities                                                                             541,743                 431,600
------------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                   877,118                 594,649
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt - stockholder (Fujitsu Limited)                                                            --                  80,000
Long-term debt and liabilities                                                                        43,663                  51,152
------------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                                 62,375                  48,573
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
     Common stock, $.05 par value
         Authorized - 200,000,000 shares
         Outstanding - 121,753,000 shares in 1996
          and 119,259,000 shares in 1995                                                               6,088                   5,963
     Additional paid-in capital                                                                      555,690                 542,269
     Retained earnings                                                                                44,313                 370,995
     Cumulative translation adjustments                                                                9,300                  10,932
     Unrealized holding gains (losses) on
         available-for-sale securities                                                                (2,143)                  3,665
------------------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                                  613,248                 933,824
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 1,596,404              $1,708,198
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.


                                               30 Amdahl Corporation



                                               CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Years Ended December 27, 1996                                  1996                     1995                     1994
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
  except per common share amounts)

REVENUES
Equipment sales                                                     $     538,934            $     803,567            $   1,050,236
Service, software and other                                             1,092,615                  712,821                  588,377
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1,631,549                1,516,388                1,638,613
------------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUES
Equipment sales                                                           559,229                  540,541                  716,144
Service, software and other                                               815,257                  419,046                  327,420
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1,374,486                  959,587                1,043,564
------------------------------------------------------------------------------------------------------------------------------------
     Gross margin                                                         257,063                  556,801                  595,049
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Engineering and development                                               125,825                  149,610                  203,241
Marketing, general and administrative                                     402,484                  370,771                  327,917
Purchased in-process engineering
     and development                                                       20,700                   27,296                       --
Restructuring costs                                                        40,000                       --                       --
------------------------------------------------------------------------------------------------------------------------------------
                                                                          589,009                  547,677                  531,158
------------------------------------------------------------------------------------------------------------------------------------
     Income (loss) from operations                                       (331,946)                   9,124                   63,891
------------------------------------------------------------------------------------------------------------------------------------
INTEREST
Income                                                                     28,996                   51,334                   26,305
Expense                                                                   (10,732)                 (10,481)                  (9,942)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           18,264                   40,853                   16,363
------------------------------------------------------------------------------------------------------------------------------------
     Income (loss) before provision
         for income taxes                                                (313,682)                  49,977                   80,254

PROVISION FOR INCOME TAXES                                                 13,000                   21,450                    5,450
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                   $    (326,682)           $      28,527            $      74,804
====================================================================================================================================

EARNINGS (LOSS) PER COMMON SHARE                                    $       (2.71)           $         .24            $         .63
Average outstanding shares
     and equivalents                                                  120,510,000              120,383,000              118,909,000

The accompanying notes are an integral part of these financial statements.

                                               31 Amdahl Corporation


                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Years Ended December 27, 1996                                                    1996            1995            1994
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except note data)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            $ 192,980       $ 358,006       $ 149,484
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                          (326,682)         28,527          74,804
Adjustments to reconcile net income
         (loss) to net cash provided by
         (used for) operating activities:
     Depreciation and amortization                                                          104,980         108,552         132,864
     Write-down of inventories and
         leased systems to market                                                           130,000          26,000              --
     Purchased in-process engineering
         and development                                                                     20,700          27,296              --
     Restructuring charges                                                                   40,000              --              --
     Deferred income tax provision                                                           13,816          (3,201)         (7,083)
     Gain on sales of assets                                                                   (559)           (343)         (8,524)
Change in assets and liabilities net of effects of business acquisitions:
     (Increase) decrease in receivables                                                    (141,335)         33,771          (2,384)
     Decrease in inventories                                                                 22,211           4,391         271,872
     Increase in prepaid expenses and
         deferred tax assets                                                                (11,059)        (12,157)         (1,781)
     (Increase) decrease in long-term
         receivables and other assets                                                        (9,065)         10,981           9,992
     Increase (decrease) in accounts payable                                                 66,776         (13,407)         68,964
     Decrease in accrued liabilities                                                        (11,834)       (113,955)        (49,774)
     Increase (decrease) in long-term
         liabilities                                                                            283         (11,853)         (2,287)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating
     activities                                                                            (101,768)         84,602         486,663
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale
     short-term investments                                                                (178,664)       (376,503)        (47,016)
Purchases of held-to-maturity
     short-term investments                                                                      --        (287,067)       (519,684)
Proceeds from sales of available-for-sale
     short-term investments                                                                  60,440         107,411          40,677
Proceeds from maturities of short-term
     investments                                                                            287,917         458,116         286,075
Payments for business acquisitions,
     net of cash acquired                                                                   (68,204)       (136,692)             --
Capital expenditures:
     Leased systems                                                                         (38,222)        (27,156)        (18,200)
     System spares                                                                          (20,464)        (16,559)         (8,584)
     Other property and equipment                                                           (44,627)        (38,159)        (40,841)
     Proceeds from property and
         equipment sales                                                                     31,716          30,158          62,352
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for)
     investing activities                                                                    29,892        (286,451)       (245,221)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable and
     short-term borrowings                                                                    3,669          11,070           2,521
Long-term borrowings                                                                             --              --          80,000
Repayments of borrowings under
     revolving credit agreement                                                              (1,665)             --        (130,000)
Sale of common stock and exercise of options                                                 13,546          22,544          12,064
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for)
     financing activities                                                                    15,550          33,614         (35,415)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                      (2,008)          3,209           2,495
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
     cash equivalents                                                                       (58,334)       (165,026)        208,522
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $ 134,646       $ 192,980       $ 358,006
====================================================================================================================================

Non-cash investing and financing activities: transfers of Amdahl-manufactured systems from net property and equipment to inventories were $16,290,000 in 1996, $17,423,000 in 1995, and $46,225,000 in 1994.

The accompanying notes are an integral part of these financial statements.

                                               32 Amdahl Corporation


                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Three Years Ended December 27, 1996
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
                                                                                                            Unrealized
                                                                      Additional              Cumulative       Holding
                                                              Common     Paid-in   Retained  Translation         Gains
                                                               Stock     Capital   Earnings  Adjustments      (Losses)        Total

BALANCE AT
     DECEMBER 31, 1993                                    $   5,729   $ 507,895   $ 267,664    $   8,918    $      --    $ 790,206
Sale of 2,057,964 shares,
     net of repurchases,
     of common stock under
     employee stock
     benefit plans                                              103       9,513          --           --           --        9,616
Income tax benefit
     arising from employee
     stock option plans                                          --       2,448          --           --           --        2,448
Net income                                                       --          --      74,804           --           --       74,804
Translation adjustments                                          --          --          --          (57)          --          (57)
Unrealized holding
     losses on available
     -for-sale securities                                        --          --          --           --         (762)        (762)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
     DECEMBER 30, 1994                                        5,832     519,856     342,468        8,861         (762)     876,255
Sale of 2,622,920 shares,
     net of repurchases,
     of common stock under
     employee stock
     benefit plans                                              131      17,513          --           --           --       17,644
Income tax benefit
     arising from employee
     stock option plans                                          --       4,900          --           --           --        4,900
Net income                                                       --          --      28,527           --           --       28,527
Translation adjustments                                          --          --          --        2,071           --        2,071
Unrealized holding
     gains on available
     -for-sale securities                                        --          --          --           --        4,427        4,427
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
     DECEMBER 29, 1995                                        5,963     542,269     370,995       10,932        3,665      933,824
Sale of 2,494,398 shares,
     net of repurchases,
     of common stock under
     employee stock
     benefit plans                                              125      13,421          --           --           --       13,546
Net loss                                                         --          --    (326,682)          --           --     (326,682)
Translation adjustments                                          --          --          --       (1,632)          --       (1,632)
Unrealized holding
     losses on available
     -for-sale securities                                        --          --          --           --       (5,808)      (5,808)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
     DECEMBER 27, 1996                                    $   6,088   $ 555,690   $  44,313    $   9,300    $  (2,143)   $ 613,248
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                               33 Amdahl Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF ACCOUNTING PRACTICES

Amdahl Corporation and subsidiaries (the Company or Amdahl) is a multinational company that provides large-scale, high-performance, general-purpose computer systems, storage, software and communications products, and client-server hardware systems for the open systems marketplace. The Company also provides equipment maintenance, consulting and professional services. See Note 9 for information on revenues by classes of products and services and by geographic area. The Company's markets are worldwide and include the communications, banking, finance and insurance, services and government industries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported components of results of operations during the reporting period. These estimates include, but are not limited to, inventory reserves, amortization of intangible assets, restructuring reserves and income tax assets and liabilities. Actual results could differ from those estimates.

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

         Gains from foreign exchange transactions were $348,000, $247,000 and $81,000 in 1996, 1995 and 1994, respectively, and were included in marketing, general and administrative expenses.

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

         Revenues from consulting and professional services are generally recognized as the service is performed or on the percentage-of-completion method of accounting, depending on the nature of the project.

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


                              34 Amdahl Corporation

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Systems in process and finished goods include material, labor and manufacturing overhead. Year-end inventories consisted of the following:

                                                         1996              1995
--------------------------------------------------------------------------------
(In thousands)
Purchased materials                                  $ 30,766           $ 18,879
Systems in process                                     26,407            168,322
Finished goods                                         71,582             87,612
--------------------------------------------------------------------------------
                                                     $128,755           $274,813
================================================================================

         Inventories contained components and assemblies in excess of the Company's current estimated requirements and were fully reserved at December 27, 1996 and December 29, 1995. Also as a result of severe price declines, the Company charged cost of equipment sales for $105 million in 1996 and $26 million in 1995 to reduce 5995M inventories to estimated market value. Due to competitive pressures, it is reasonably possible that these estimates could change in the near term.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives (or, for leasehold improvements and assets recorded under capital lease obligations, over the remaining lease terms or estimated useful lives, whichever is shorter) as follows:

                                                                          Years
--------------------------------------------------------------------------------

System spares                                                                 5
Production and data processing equipment                                   3-15
Office furniture, equipment and improvements                               3-20
Buildings                                                                 20-40

Intangible Assets

Excess of cost over net assets acquired (goodwill) is amortized by the straight-line method over twenty-five years. The realizability of goodwill is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing lines of business. The analyses involve a significant level of management judgment in order to evaluate the ability of an acquired business to perform within projections.

         Certain software development costs have been capitalized and amortized over the life of the product. At December 27, 1996 and December 29, 1995 software development costs that had been capitalized were immaterial.

Long-Lived Assets

Effective December 1995 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1996 the Company determined that no impairment loss needed to be recognized for applicable assets of continuing operations.

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


                              35 Amdahl Corporation

NOTE 2  RELATIONSHIP WITH FUJITSU LIMITED

At December 27, 1996 Fujitsu Limited (Fujitsu) owned approximately 43% of the Company's outstanding stock. The Company has entered into various transactions with Fujitsu, as follows:

         A. Amdahl purchases under contracts with Fujitsu certain finished products, certain subassemblies and substantially all of its large-scale integrated semiconductor components and high-density printed circuit boards. The Company's primary products are manufactured by Fujitsu to Amdahl specifications. The cost of computer equipment, subassemblies and spare parts purchased from Fujitsu and the amount included in cost of revenues for equipment sales were as follows:

                                                                        Cost of
                                               Purchases               Revenues
--------------------------------------------------------------------------------
(In thousands)

1996                                            $160,092               $326,380
1995                                            $282,913               $275,707
1994                                            $218,925               $374,224

         Amdahl was committed to purchase manufacturing material and other equipment from Fujitsu totaling approximately $34,000,000 at December 27, 1996. Prices for these manufacturing materials and other equipment are subject to adjustment if the U.S. dollar-Japanese yen exchange rate fluctuates outside of specified ranges. The Company has entered into hedging arrangements designed to protect against currency exchange risks associated with anticipated product purchases from Fujitsu in 1997.

         B. Under joint development efforts, Fujitsu supplies Amdahl with services and material related to the Company's development of current and future products, which resulted in charges to engineering and development expense of $7,371,000 in 1996, $2,399,000 in 1995, and $6,443,000 in 1994.

         In 1996 Fujitsu entered into an agreement to reimburse Amdahl for certain specific engineering development activities performed by Amdahl from time to time related to products which are being jointly developed by Amdahl and Fujitsu. In connection with these development efforts, Amdahl recorded $24,000,000 as an offset to engineering and development expense in 1996. No such reimbursements occurred in 1995 and 1994.

         Amdahl and Fujitsu have an agreement pursuant to which Amdahl and Fujitsu participate in the joint development of the Company's next generation of IBM-compatible systems. Under the agreement, Fujitsu has primary responsibility for the design and manufacture of these systems.

     C. Fujitsu markets Amdahl's computer equipment in Brazil, Japan, Malaysia and Spain under distributorship arrangements. Sales in 1996, 1995 and 1994 by the Company of computer systems and complementary storage products to Fujitsu contributed $23,325,000, $37,290,000 and $38,682,000 to equipment sales and
$4,793,000, $17,190,000 and $14,405,000 to gross margin, respectively.

         In 1995 the Company entered into a contract-manufacturing agreement with HaL Computer Systems, Inc. (HaL), a wholly-owned subsidiary of Fujitsu, whereby Amdahl agreed to manufacture high-end open system workstations for HaL. The Company also performed circuit board assembly for Ross Technology, Inc., a majority-owned subsidiary of Fujitsu. In 1996 and 1995 these agreements contributed $5,629,000 and $9,375,000 to equipment sales and ($2,210,000) and $1,035,000 to gross margin, respectively. Both of these agreements were completed by the end of 1996.

         In the fourth quarter of 1995 Fujitsu agreed to pay Amdahl $14,800,000 for the right and license to use certain software diagnostic tools developed by Amdahl and $1,000,000 for the right to market certain storage products in Japan. These amounts were recognized in the fourth quarter of 1995 as software revenue and equipment sales revenue, respectively. In 1996 Fujitsu paid the company $2,000,000 for the right to market Millennium processors in Japan. This amount was recognized in the third quarter of 1996 as equipment sales revenue.


                              36 Amdahl Corporation

         At December 27, 1996 and December 29, 1995 receivables included $43,906,000 and $35,795,000, respectively, from Fujitsu.

         D. In January 1994 the Company entered into an agreement with Fujitsu under which Fujitsu agreed to provide loans to the Company in an aggregate amount not to exceed $100,000,000. Such loans bear interest at a rate based upon the London Interbank Offered Rate (6.78% as of December 27, 1996). As of December 27, 1996 and December 29, 1995, $80,000,000 in principal was outstanding under this agreement (see Note 7). Subsequent to December 27, 1996 Amdahl renegotiated the terms of this loan and it is now payable in January 1998 and cannot exceed $80,000,000. Interest expense associated with the loan was $5,680,000 in 1996, $5,745,000 in 1995 and $4,238,000 in 1994, of which $919,000 and $958,000 was payable and was included in accrued liabilities at December 27, 1996 and December 29, 1995, respectively.


NOTE 3  ACQUISITIONS

Trecom Business Systems, Inc.

On April 22, 1996 the Company acquired all of the outstanding shares of Trecom Business Systems, Inc. (Trecom), a provider of information technology services. Under the merger agreement between the Company and Trecom, approximately $66 million of the purchase price was paid in April 1996 and approximately $65 million is payable without interest in April 1997. The Company has pledged cash with a custodian as security for approximately $57 million of the April 1997 payment. This amount was classified as restricted cash on the Company's balance sheet at December 27, 1996. Additionally, up to $2 million was payable in the event that Trecom achieves certain financial goals during the one year period ending March 31, 1997 (the contingent payment). The present value of the aggregate purchase price at the acquisition date, including acquisition costs and payment to the shareholders, and excluding the contingent payment, was approximately $130 million. In April 1996, the Company also paid down $15 million of Trecom's debt. The Company funded the April 1996 payments and intends to fund the April 1997 payment with existing cash.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of Trecom's operations have been combined with those of the Company since the date of acquisition. In addition, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $49 million and $34 million, respectively. In addition, $20,700,000 of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future uses, which the Company expensed at the date of acquisition. The balance of the purchase price, $94 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over twenty-five years on a straight-line basis.

         During the third quarter of 1996 Trecom achieved certain financial goals resulting in an additional payment of $1,200,000 to Trecom shareholders. These payments have been allocated to costs in excess of net assets acquired. Due to the uncertainty of meeting the remaining performance targets, the remaining $800,000 was not recorded as a liability in these financial statements.

         The following table reflects unaudited pro forma combined results of operations of the Company and Trecom on the basis that the acquisition had taken place at the beginning of the fiscal year for each of the periods presented:

                                                                                1996                  1995
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per common share amounts)

Revenues                                                                  $1,668,896            $1,655,723
Net income (loss)                                                          $(333,378)              $26,967
Net income (loss) per common share                                            $(2.77)                 $.22
Shares used in computation                                               120,510,000           120,383,000


                                               37 Amdahl Corporation

DMR Group Inc.

On November 15, 1995 the Company acquired all of the outstanding shares of DMR Group Inc. (DMR), a multinational information technology consulting company, for $140 million. The acquisition was funded with existing cash.

         The acquisition was accounted for using the purchase method of accounting. Accordingly, results of DMR's operations have been combined with those of the Company since the date of acquisition. In addition, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $60 million and $55 million, respectively. In addition, $27,296,000 of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future uses, which the Company expensed at the date of acquisition. The balance of the purchase price, $108 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over twenty-five years on a straight-line basis.

         During 1996 the DMR opening balance sheet reserves were increased by $5,395,000 and additional acquisition costs of $2,145,000 were incurred. As a result, the goodwill was increased by $7,540,000.

         The following table reflects unaudited pro forma combined results of operations of the Company and DMR on the basis that the acquisition had taken place and the related charge, noted above, was recorded at the beginning of the fiscal year for each of the periods presented:

                                                         1995               1994
--------------------------------------------------------------------------------
(Dollars in thousands, except per common share amounts)
Revenues                                         $  1,693,912       $  1,857,880
Net income                                       $     20,783       $     38,777
Net income per common share                      $        .17       $        .33
Shares used in computation                        120,383,000        118,909,000

         In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the years presented or of future operations of the combined companies under the ownership and management of the Company.


NOTE 4  EQUIPMENT LEASING AND THIRD PARTY TRANSACTIONS

The Company is the lessor of equipment under operating leases for periods generally less than four years. Certain operating leases contain provisions for early termination with a penalty or with conversion to another system. The cost of leased systems is depreciated to a zero value on a straight-line basis over two to four years. Accumulated depreciation on leased systems was $21,629,000 at December 27, 1996 and $12,462,000 at December 29, 1995. In 1996 the Company charged leased systems cost of sales for $24,700,000 to reduce the cost of certain 5995M leased systems to market value. The Company also leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13, Accounting for Leases. The current portion of the net investment in sales-type leases is included in receivables and the long-term portion is included in long-term receivables and other assets. The components of the net investment in sales-type leases were as follows:

                                                         1996              1995
--------------------------------------------------------------------------------
(In thousands)

Minimum rentals receivable                              $ 16,577        $ 8,020
Estimated residual values of
   leased equipment (unguaranteed)                           839          2,500
Less unearned interest income                             (3,975)        (1,116)
--------------------------------------------------------------------------------
Net investment in sales-type leases                     $ 13,441        $ 9,404
================================================================================


                              38 Amdahl Corporation

         Minimum rentals receivable under existing leases as of December 27, 1996 were as follows:

                                                Sales-Type             Operating
--------------------------------------------------------------------------------
(In thousands)

 1997                                              $ 6,585               $14,217
 1998                                                5,488                 9,519
 1999                                                2,382                 1,062
 2000                                                1,769                    --
 2001                                                  353                    --
 Thereafter                                             --                    --
--------------------------------------------------------------------------------
                                                   $16,577               $24,798
================================================================================

         In addition, during the periods presented, the Company sold certain equipment subject to operating leases and financed certain sales-type equipment leases and installment contracts with financing institutions (Third Parties). The Company sometimes agrees to perform certain services and obligations with respect to the equipment and related leases, such as general lease administration, invoicing and collection of rentals, payment of insurance and personal property taxes, maintenance services and non-priority remarketing of equipment that comes off lease. For these services and obligations, the Company generally receives its normal maintenance charges and a remarketing and administration fee. Many of the agreements with Third Parties provide the Company with residual rights in revenues, if any, derived from the equipment after the Third Parties have received a designated return. Equipment sales revenues arising from these transactions with Third Parties were approximately $42,000,000, $48,000,000 and $71,000,000 in 1996, 1995 and 1994, respectively.


NOTE 5  FINANCIAL INSTRUMENTS

The Company invests in a variety of financial instruments but does not hold or issue financial instruments for trading purposes.

Off-Balance Sheet Financial Instruments

The Company hedges certain portions of its exposure to foreign currency fluctuations through a variety of strategies and financial instruments, including the use of forward foreign exchange contracts and currency swap agreements. These contracts and swaps generally have maturities that do not exceed three months and two years, respectively. At December 27, 1996 and December 29, 1995 the Company had approximately $187,000,000 and $57,000,000, respectively, in notional principal of forward foreign exchange contracts outstanding. The Company had $20,000,000 of currency swap agreements outstanding at December 27, 1996 and December 29, 1995. The gains and losses associated with currency rate changes on forward foreign exchange contracts and currency swap agreements are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts and currency swap agreements approximates their fair value, which was immaterial at December 27, 1996 and December 29, 1995.

         The Company enters into foreign currency options to protect against currency exchange risks associated with its probable anticipated, but not firmly committed, non-U.S. intercompany sales and with both inventory purchase commitments and probable anticipated inventory purchases from Fujitsu. Realized and unrealized gains and losses on such contracts and the associated cash flows that qualify as hedges are reported as components of the related transactions. These option contracts generally have maturities that do not exceed one year. At December 27, 1996 and December 29, 1995 the Company had approximately $129,000,000 and $80,000,000 in notional principal of purchased option contracts outstanding, respectively. The net income effect deferred on foreign currency option contracts represents the amount by which the carrying value of the option contracts exceeded their fair value and was immaterial as of December 27, 1996 and December 29, 1995.


                              39 Amdahl Corporation

         The Company enters into interest rate swap agreements to extend the effective duration of a portion of the Company's investments in available-for-sale debt securities and accrues the differential to be paid or received under the agreements as interest rates change over the life of the contracts. These agreements generally have maturities that do not exceed three years. Notional principal outstanding under these agreements was zero as of December 27, 1996 and approximately $12,000,000 as of December 29, 1995. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The fair value of interest rate swaps at December 27, 1996 and December 29, 1995 was immaterial.

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

         In November 1995 the Financial Accounting Standards Board issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (Special Report). Concurrent with the issue of the Special Report the Company reassessed the appropriateness of the classifications of its securities investments and reclassified all of its held-to-maturity securities to the available-for-sale category. Amortized cost of the securities transferred was $161,033,000 and the related unrealized gain was $225,000.

         At December 27, 1996 the Company's available-for-sale securities had contractual maturities of overnight to fifteen years and the average maturity was one year. The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for those instruments. At December 27, 1996 and December 29, 1995 the amortized cost basis, aggregate fair value and gross unrealized holding gains and losses by major security type were as follows:

                                 Amortized         Aggregate          Unrealized
1996                                  Cost        Fair Value      Gains (Losses)
--------------------------------------------------------------------------------
(In thousands)

Available-for-Sale Securities
Equity securities                 $  2,152          $    985            $(1,167)
Debt securities issued
     by U.S. Treasury and
     other U.S. government
     agencies                      195,134           194,402               (732)
Debt securities issued
     by foreign governments         71,718            71,888                170
Corporate debt securities           50,899            50,562               (337)
Mortgage-backed securities          15,706            15,629                (77)
--------------------------------------------------------------------------------
Total investments in debt
     and equity securities        $335,609          $333,466            $(2,143)
================================================================================

                              40 Amdahl Corporation



                                 Amortized         Aggregate          Unrealized
1995                                  Cost        Fair Value               Gains
--------------------------------------------------------------------------------
(In thousands)

Available-for-Sale Securities
Equity securities                 $  2,582          $  2,894              $  312
Debt securities issued
     by U.S. Treasury and
     other U.S. government
     agencies                      222,036           223,553               1,517
Debt securities issued
     by foreign governments          1,821             2,020                 199
Corporate debt securities          283,877           285,285               1,408
Mortgage-backed securities          17,096            17,325                 229
--------------------------------------------------------------------------------
Total investments in debt
     and equity securities        $527,412          $531,077              $3,665
================================================================================

         In 1996, 1995 and 1994 proceeds from sales of available-for-sale securities were $60,440,000, $107,411,000 and $40,677,000, respectively. Gross realized gains of $3,264,000 and $832,000 in 1996 and 1995, respectively, and gross realized losses of $2,171,000 in 1994 were recognized on those sales and were included in marketing, general and administrative expenses. The Company used specific identification as the cost basis in computing realized gains and losses.

         At December 27, 1996 and December 29, 1995 the carrying value of notes payable, short-term debt and long-term debt approximated fair value because of the variable interest rate nature of these instruments.

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


NOTE 6            ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                                           1996             1995
--------------------------------------------------------------------------------
(In thousands)

Payroll and vacation                                    $138,472        $125,482
Restructuring costs (Note 8)                              43,311          55,110
Income taxes                                              54,986          38,085
Deferred income                                          106,778          95,968
Acquisition price payable (Note 3)                        64,174              --
Other                                                    134,022         116,955
--------------------------------------------------------------------------------
                                                        $541,743        $431,600
================================================================================

                              41 Amdahl Corporation

NOTE 7            LONG-TERM DEBT AND LIABILITIES AND BANK CREDIT
                  AGREEMENTS

Long-term debt and liabilities consisted of the following:

                                                             1996           1995
--------------------------------------------------------------------------------
(In thousands)

Long-term debt - stockholder
     (Fujitsu) (Note 2)                                  $ 80,000       $ 80,000
Bank loans at DMR                                             749          7,444
Capitalized lease obligations (Note 13)                    17,988         19,856
Long-term liabilities                                      27,252         26,970
--------------------------------------------------------------------------------
                                                          125,989        134,270
Less current maturities                                    82,326          3,118
--------------------------------------------------------------------------------
Long-term debt and liabilities                           $ 43,663       $131,152
================================================================================

         Bank loans at DMR primarily consist of installment loans and have maturity dates ranging from 1997 to 1999. Bank loans at DMR on December 29, 1995 primarily consisted of the outstanding balance on a $14,700,000 revolving term line of credit having an original maturity of five years and bearing interest at a rate based upon the Canadian Bankers' Acceptance Rate. In 1996 the revolving term line of credit was refinanced to short-term borrowings and was included in the short-term debt balance.

         The Company has credit agreements with a number of banks providing for short-term borrowings in U.S. dollars and various foreign currencies at varying interest rates. At December 27, 1996 and December 29, 1995, $42,727,000 and $18,908,000, respectively, were outstanding under these agreements.

         Interest paid on all borrowings was $10,731,000, $10,460,000 and $9,098,000 in 1996, 1995 and 1994, respectively.

         Long-term liabilities included deferred equipment maintenance revenues and long-term amounts accrued under the Executive Incentive Performance Plan.


NOTE 8            RESTRUCTURING OF OPERATIONS

In the fourth quarter of 1996, the Company recorded a restructuring charge based on an evaluation of the competitive conditions in the markets for large-scale computing systems, consulting services and software. The Company looked at future costs in line with anticipated levels of business in 1997 and beyond, and determined that a restructuring charge of $40 million was required to cover the costs of reducing certain sectors of its workforce and facilities to levels more appropriate to current business requirements.

     At December 27, 1996, $43.3 million of restructuring charges remained in accrued liabilities. The balance was comprised of $34.4 million for the reduction of approximately 300 employees to be completed in 1997, $7.5 million for closing excess facilities and $1.4 million for other non-cash write-downs of recorded assets, of which $41.9 million represents estimated future cash outflows. A summary of the restructuring activity is presented below:

--------------------------------------------------------------------------------
(In thousands)

Balance at December 31, 1993*                                         $ 180,743
1994 activity:
     Non-cash write-downs of property,
         equipment and inventories                                      (11,113)
     Reduction in workforce and
         other cash outflows                                            (53,460)
--------------------------------------------------------------------------------
Balance at December 30, 1994                                            116,170
1995 activity:
     Restructuring reserve associated
         with the acquisition of DMR                                      2,272
     Non-cash write-downs of property,
         equipment and inventories                                      (17,004)
     Reduction in workforce and
         other cash outflows                                            (22,170)
--------------------------------------------------------------------------------
Balance at December 29, 1995                                             79,268
1996 provision                                                           40,000
1996 activity:
     Non-cash write-downs of property,
         equipment and inventories                                      (43,191)
     Reduction in workforce and
         other cash outflows                                            (32,766)
--------------------------------------------------------------------------------
Balance at December 27, 1996                                          $  43,311
================================================================================

     * Balance of restructuring accrual recorded in 1993.


                              42 Amdahl Corporation

NOTE 9             MAJOR CUSTOMER, GEOGRAPHIC AREA AND PRODUCT LINE DATA

No single customer accounted for 10% or more of total revenues in 1996, 1995 or 1994. The Company's operations by geographical area for the three years ended December 27, 1996 were as follows:

                                          United                                     Asia Pacific       Adjustments
1996                                      States           Canada          Europe         & Other    & Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Revenues:
     Customers                       $   797,766      $   166,680     $   488,474     $   178,629      $        --      $ 1,631,549
     Intercompany                        280,686            5,971          22,978              --         (309,635)              --
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                       $ 1,078,452      $   172,651     $   511,452     $   178,629      $  (309,635)     $ 1,631,549
====================================================================================================================================
Income (loss)
     from
     operations                      $  (319,121)     $     2,733     $    18,853     $    (2,172)     $   (32,239)     $  (331,946)
Interest
     income, net                                                                                                             18,264
                                                                                                                        -----------
Loss before
     income taxes                                                                                                       $  (313,682)
                                                                                                                        ===========
Identifiable
     assets                          $   969,039      $   402,670     $ 1,123,018     $    73,989      $(1,344,809)     $ 1,223,907
Corporate
     assets                                                                                                                 372,497
                                                                                                                        -----------
Total assets                                                                                                            $ 1,596,404
                                                                                                                        ===========


                                      United                                         Asia Pacific       Adjustments
1995                                  States           Canada             Europe          & Other    & Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Revenues:
     Customers                   $   872,153       $    52,731       $   455,216      $   136,288      $        --       $ 1,516,388
     Intercompany                    236,477             1,016            10,998               --         (248,491)               --
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                   $ 1,108,630       $    53,747       $   466,214      $   136,288      $  (248,491)      $ 1,516,388
====================================================================================================================================
Income (loss)
     from
     operations                  $   (24,390)      $   (23,563)      $    40,309      $     1,641      $    15,127       $     9,124
Interest
     income, net                                                                                                              40,853
                                                                                                                         -----------
Income before
     income taxes                                                                                                        $    49,977
                                                                                                                         ===========
Identifiable
     assets                      $   666,019       $   202,484       $   945,553      $    56,118      $  (738,903)      $ 1,131,271
Corporate
     assets                                                                                                                  576,927
                                                                                                                         -----------
Total assets                                                                                                             $ 1,708,198
                                                                                                                         ===========


                                       United                                        Asia Pacific       Adjustments
1994                                   States           Canada            Europe          & Other    & Eliminations     Consolidated
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Revenues:
     Customers                     $  955,090       $   62,433        $  506,526       $  114,564       $       --        $1,638,613
     Intercompany                     241,468              (88)            7,428               --         (248,808)               --
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                     $1,196,558       $   62,345        $  513,954       $  114,564       $ (248,808)       $1,638,613
====================================================================================================================================
Income from
     operations                    $   49,908       $    4,444        $    3,256       $    3,672       $    2,611        $   63,891
Interest
     income, net                                                                                                             16,363
                                                                                                                          ----------
Income before
     income taxes                                                                                                         $  80,254
                                                                                                                          =========
Identifiable
     assets                        $  663,205       $   23,051        $  681,193       $   32,128       $ (354,320)       $1,045,257
Corporate
     assets                                                                                                                  673,778
                                                                                                                          ----------
Total assets                                                                                                              $1,719,035
                                                                                                                          ==========



                                               43 Amdahl Corporation

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

         Operating income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income (loss) is net of corporate engineering and development and administrative expenses. The United States' 1996 operating loss includes the write-off of purchased in-process engineering and development recorded upon the acquisition of Trecom (see Note 3) and the corporate restructuring charge (see
Note 8). The United States' 1996 identifiable assets included the excess of cost over new assets acquired related to the acquisition of Trecom. Canada's 1995 loss from operations includes the write-off of purchased in-process engineering and development. Canada's 1995 and 1996 identifiable assets include the excess of cost over net assets acquired related to the acquisition of DMR (see Note 3).

         Corporate assets include assets maintained for general purposes, principally cash equivalents and short-term investments.

         The Company operates in the large-scale computer system and related storage and communications products segment of the data processing industry. The Company also continues to make the transition to being a more service and solutions oriented business. Revenues for similar classes of products or services within this one business segment for the most recent three years are presented below:

                                                    1996        1995*      1994*
--------------------------------------------------------------------------------
(In millions)

Processor equipment sales**                       $  363      $  643      $  820
Storage product equipment sales                       79          83         203
Server equipment sales                                97          77          27
--------------------------------------------------------------------------------
     Total equipment sales                           539         803       1,050
--------------------------------------------------------------------------------
Maintenance services revenues                        435         475         449
Consulting and
     professional services revenues                  559         141          64
Lease revenues                                        23          18          30
Software and implementation
     services revenues ***                            76          79          46
--------------------------------------------------------------------------------
     Total service, software
         and other revenues                        1,093         713         589
--------------------------------------------------------------------------------
                                                  $1,632      $1,516      $1,639
================================================================================

*        Reclassified to conform to 1996 presentation.
**       Includes Systems/390-compatible mainframe processors and
certain related hardware products.
*** Includes all software revenue and services performed to implement the software environment at customer sites (excludes application services). 1995 included $15 million of nonrecurring software sales to Fujitsu (see Note 2).

                              44 Amdahl Corporation

NOTE 10  CAPITAL STOCK

There are 200,000,000 authorized shares of common stock, par value of $.05 per share, of which 121,753,000 shares were issued and outstanding as of December 27, 1996. As of December 27, 1996 the Company had reserved shares of its common stock for the following purposes:

Description                                                      Shares Reserved
--------------------------------------------------------------------------------

Stock Option Plans -
     Stock options outstanding                                         8,279,873
     Stock options and restricted stock
         available for grant                                           2,031,114
Employee Stock Purchase Plan                                           6,069,960
--------------------------------------------------------------------------------
                                                                      16,380,947
================================================================================

         On November 1, 1996 the Board of Directors authorized, subject to stockholder approval at the annual meeting on May 1, 1997, an increase to the shares available for grant under the 1994 Stock Incentive Plan by 2% of the shares of common stock outstanding on May 1, 1997. The Board of Directors also authorized, subject to stockholder approval, ongoing annual increases to the shares available for grant on the first trading day of each calendar year beginning with 1998. The annual increases will be 3% of the shares of common stock outstanding on December 31 of the immediately preceding calendar year, provided that each annual increase will be limited so that the shares available for future option grants and share issuances will not exceed 6,000,000 shares at the time of each annual increase.

         On May 2, 1996 the stockholders approved an increase of 5,000,000 shares in the number of shares issuable under the Employee Stock Purchase Plan.

         On February 8, 1996 the Board of Directors authorized the Company to buy back up to $100 million of the Company's common stock. No shares were repurchased under this authorization in 1996.

         There are 5,000,000 authorized shares of Preferred Stock, par value of $1 per share. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of December 27, 1996 no Preferred Stock had been issued.


NOTE 11  EMPLOYEE STOCK OPTIONS AND BENEFIT PLANS

Under the Company's stock option plans, options generally become exercisable in cumulative annual installments beginning one year after the date of grant, are fully exercisable after four or five years and expire after ten or fifteen years. Options are granted to non-employee directors under the Automatic Option Grant Program. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), the Company's net income (loss) and earnings (loss) per share would have been adjusted to the following pro forma amounts:

                                                          1996              1995
--------------------------------------------------------------------------------
(In thousands, except per share amounts)

Net income (loss):           As Reported            $(326,682)           $28,527
                             Pro Forma              $(331,997)           $28,165
Earnings (loss) per share:   As Reported            $   (2.71)           $   .24
                             Pro Forma              $   (2.75)           $   .23


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.6 and 6.7 percent; expected dividend yields of 0 and 0 percent; expected lives of 4.4 and 4.5 years; and expected volatility of 37.6 and 37.6 percent.

         Because the SFAS No. 123 method of accounting has not been applied to options granted prior to fiscal 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.


                              45 Amdahl Corporation

         Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at a price per share that is the lesser of 85% of the fair market value as of the first day or the last day of each three-month purchase period. The Company sold 755,000 shares, 619,000 shares, and 1,031,000 shares in 1996, 1995 and 1994, respectively. The weighted average fair value of shares sold in 1996 was $10.08.

         Activity in the Company's option plans excluding restricted stock is summarized as follows:

                                                       1996                     1995                     1994
-------------------------------------------------------------------------------------------------------------------------
                                                            Wtd Avg                   Wtd Avg                   Wtd Avg
                                                Shares      Ex Price*    Shares       Ex Price*    Shares       Ex Price*
-------------------------------------------------------------------------------------------------------------------------
(Shares in thousands)

Options outstanding at
     Beginning of year                          6,875        $  6.13      8,996        $  5.77     10,736        $  5.57
     Granted                                    3,576           8.05        377          11.07        391           7.24
     Exercised                                 (1,464)          5.34     (2,032)          5.49       (935)          4.94
     Expired or canceled                         (707)          7.43       (466)          6.01     (1,196)          5.13
------------------------------------------------------------------------------------------------------------------------
Options outstanding at
     end of year                                8,280        $  6.98      6,875        $  6.13      8,996        $  5.77
------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                      3,716                     3,114                     3,262
     Weighted average
         fair value of
         options granted                      $  3.51                   $  4.58
------------------------------------------------------------------------------------------------------------------------

*Weighted Average Exercise Price

         The following summarizes the stock options outstanding at December 27, 1996:

                                    Options Outstanding                                                       Options Exercisable
                          --------------------------------------------------------------           --------------------------------
Actual
Range of                   Number              Weighted-Average                                       Number
Exercise Prices          Outstanding              Remaining              Weighted-Average          Exercisable      Weighted-Average
($5 increments)           12/27/96             Contractual Life           Exercise Price             12/27/96        Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

$ 2.57 - 4.81             3,760,003                  6.1                     $  4.65                2,481,377           $  4.72
$ 5.31 - 9.91             3,460,186                 12.4                     $  7.80                  724,825           $  7.13
$10.06 -14.72               970,684                 10.1                     $ 12.14                  425,829           $ 12.82
$15.00 -18.88                89,000                  3.6                     $ 17.18                   84,200           $ 17.21
------------------------------------------------------------------------------------------------------------------------------------
$ 2.57 -18.88             8,279,873                  9.2                     $  6.98                3,716,231           $  6.40
====================================================================================================================================

         As of December 27, 1996 the Company had 356,701 shares of restricted common stock outstanding with certain officers and key employees under the 1994 Stock Incentive Plan. These shares carry certain restrictions on transferability, which will lapse over periods as determined by the Board of Directors at the time of award. The difference between the fair market value at the date of grant and the purchase price of the shares (generally, $.05 per share) is recorded as compensation expense ratably over the period from the date of grant to the date the restrictions lapse.

         The Company has a Capital Accumulation Plan available to all its North American employees to which it contributes based on its profits. The Company also has a savings plan for domestic employees whereby it matches 25% of employee contributions up to specified limits. In addition, under the Executive Incentive Performance Plan, amounts up to 2% of income before taxes are accrued for selected key employees instead of their participation in the Capital Accumulation Plan. Approximately half of the award vests over the following four years and the remainder vests over a service period of up to twenty years. The total cost of these plans charged to operations was $1,322,000 in 1996, $10,303,000 in 1995 and $9,025,000 in 1994.


                              46 Amdahl Corporation

NOTE 12  INCOME TAXES

Income (loss) before taxes and the provision for (benefit from) income taxes were comprised of the following:

                                                                                     1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Income (loss) before provision for income taxes:
     Domestic                                                                   $(268,098)           $  18,104            $  65,941
     Foreign                                                                      (45,584)              31,873               14,313
------------------------------------------------------------------------------------------------------------------------------------
                                                                                $(313,682)           $  49,977            $  80,254
====================================================================================================================================
Provision for (benefit from) income taxes:
Federal-
         Current                                                                $  (6,244)           $  25,804            $  20,531
         Deferred, net                                                              6,244              (12,918)              (4,895)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       --               12,886               15,636
------------------------------------------------------------------------------------------------------------------------------------
State-
         Current                                                                    5,390                4,328               (7,284)
         Deferred, net                                                             (1,890)              (2,328)               8,484
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    3,500                2,000                1,200
------------------------------------------------------------------------------------------------------------------------------------
Foreign-
         Current                                                                   11,659                6,291                 (744)
         Deferred, net                                                             (2,159)                 273              (10,642)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    9,500                6,564              (11,386)
------------------------------------------------------------------------------------------------------------------------------------
         Net tax provision                                                      $  13,000            $  21,450            $   5,450
====================================================================================================================================

The effective income tax provision differed from the statutory federal provision due to the following (prior year amounts have been reclassified to conform to current-year presentation):

                                                                                         1996               1995               1994
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Statutory federal tax provision (benefit)                                           $(109,789)         $  17,492          $  28,089
State tax provisions, net of federal tax benefit                                        2,275              1,300                780
Foreign losses in excess of available benefits                                         27,163             13,132              4,199
Unutilized (utilized) deductible temporary differences                                 82,427            (20,055)           (40,484)
Foreign subsidiaries' earnings taxed at rates in
     excess of the statutory federal rate                                                 169                235              8,750
Write-off of purchased in-process engineering
     and development                                                                    7,245              9,554                 --
Goodwill amortization                                                                   2,693                 --                 --
Other                                                                                     817               (208)             4,116
------------------------------------------------------------------------------------------------------------------------------------
Net tax provision                                                                   $  13,000          $  21,450          $   5,450
====================================================================================================================================
Net effective tax rate                                                                    (4%)               43%                  7%
====================================================================================================================================

                                               47 Amdahl Corporation

         Net income tax refunds of $6,104,000 and $12,340,000 were received by the Company in 1996 and 1994, respectively, and net income taxes of $26,050,000 were paid by the Company in 1995.

         The components of the net deferred tax liability at December 27, 1996 and December 29, 1995 were as follows:

                                                          1996             1995
--------------------------------------------------------------------------------
(In thousands)

Deferred tax liabilities:
     Taxes on foreign income                         $ (35,174)       $ (18,520)
     Depreciation                                      (44,975)         (26,173)
     Revenue timing                                     (3,149)         (12,450)
--------------------------------------------------------------------------------
     Total deferred tax liability                      (83,298)         (57,143)
--------------------------------------------------------------------------------
Deferred tax assets:
     Reserves                                          137,916           84,594
     Net operating loss and credit
         carryforwards                                 142,762           40,423
     Other                                               7,493           20,860
--------------------------------------------------------------------------------
                                                       288,171          145,877
     Valuation allowance                              (207,700)         (89,367)
--------------------------------------------------------------------------------
     Total deferred tax assets                          80,471           56,510
--------------------------------------------------------------------------------
Net deferred tax liability                           $  (2,827)       $    (633)
================================================================================

         No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items.

         The valuation allowance at December 27, 1996 and December 29, 1995 provided reserves against worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

         Cumulative undistributed earnings of foreign subsidiaries for which no United States income or foreign withholding taxes have been recorded, because such earnings are expected to be reinvested indefinitely, amounted to $105,200,000 at December 27, 1996. The Company provides in full for United States income taxes on the earnings of foreign subsidiaries not considered indefinitely invested outside the United States.

         At December 27, 1996 the Company had U.S. federal net operating loss carryforwards of $136,900,000 which expire in the year 2011. State net operating loss carryforwards approximate $347,200,000 which expire in the years 1997 through 2011. Foreign net operating loss carryforwards of $71,900,000 expire at various dates from 1997 through 2006 and $70,700,000 can be carried forward indefinitely.

     In 1994 the Internal Revenue Service (IRS) issued a notice of deficiency to the Company for disputed items related to the 1983 through 1986 tax years, the most significant of which related to the treatment of system spares. In the fourth quarter of 1996 the Company was notified that the IRS was no longer contesting the Company's treatment of system spares. The remaining disputed items are immaterial.

         The IRS field audit of the Company's 1987 through 1990 tax years is in process. In the opinion of management, the final resolution of the matters raised by the IRS field audit will not result in any material adverse impact to the Company's results of operations or financial position. It is reasonably possible that the Company's estimate of the final impact of these matters will change in the near term upon the completion of the IRS field audit.


                              48 Amdahl Corporation

NOTE 13  LEASE COMMITMENTS

The Company leases a substantial portion of its principal facilities under capital lease agreements extending through the year 2008. Capitalized facilities leases totaling $18,571,000 and $32,995,000 with accumulated amortization of $17,408,000 and $24,176,000 were included in the land and buildings classification on the balance sheets at December 27, 1996 and December 29, 1995, respectively. The lease agreements provide for renewal options extending the lease terms beyond the initial terms in five-year increments. The Company also leases certain equipment and sales and service facilities under operating leases. The minimum lease commitments as of December 27, 1996 were as follows:

                                                  Capital             Operating
                                                   Leases                Leases
--------------------------------------------------------------------------------
(In thousands)

1997                                              $ 3,717             $  38,547
1998                                                3,390                30,742
1999                                                2,624                23,539
2000                                                2,626                16,864
2001                                                2,626                12,935
After 2001                                         15,760                19,539
--------------------------------------------------------------------------------
Total minimum lease commitments                    30,743              $142,166
                                                                       ========
Less imputed interest (9.25% to 13.74%)           (12,755)
----------------------------------------------------------
Present value of minimum lease
     commitments (Note 7)                         $17,988
=========================================================

         Minimum obligations have not been reduced by minimum rentals of $6,020,000 and $ 20,691,000 receivable in the future under noncancelable subleases of capital leases and operating leases, respectively, as of December 27, 1996.

         Rental expense charged to income was as follows:

                                           1996            1995             1994
--------------------------------------------------------------------------------
(In thousands)

Minimum rent                           $ 46,108        $ 37,701        $ 38,768
Less sublease rent                         (463)         (6,276)         (4,073)
--------------------------------------------------------------------------------
Total                                  $ 45,645        $ 31,425        $ 34,695
================================================================================

                              49 Amdahl Corporation

NOTE 14  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                      First            Second            Third            Fourth               Year
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per common share
     amounts and note data)

FISCAL QUARTER AND YEAR 1996
     Revenues                                   $   317,028       $   382,854       $   439,819       $   491,848       $ 1,631,549
     Gross margin                               $    72,582       $   (76,894)      $   123,449       $   137,926       $   257,063
     (Loss) before taxes                        $   (48,153)      $  (228,436)      $    (4,201)      $   (32,892)      $  (313,682)
     Net (loss)                                 $   (38,523)      $  (249,436)      $    (4,833)      $   (33,890)      $  (326,682)
     Net (loss) per common share                $      (.32)      $     (2.07)      $      (.04)      $      (.28)      $     (2.71)
FISCAL QUARTER AND YEAR 1995
     Revenues                                   $   371,526       $   378,666       $   350,016       $   416,180       $ 1,516,388
     Gross margin                               $   145,315       $   148,271       $   142,469       $   120,746       $   556,801
     Income (loss) before taxes                 $    26,394       $    33,642       $    25,707       $   (35,766)      $    49,977
     Net income (loss)                          $    20,594       $    26,242       $    20,057       $   (38,366)      $    28,527
     Net income (loss)
         per common share                       $       .17       $       .22       $       .17       $      (.32)      $       .24

Notes:  Second-quarter  1996  results of  operations  included  charges  of  $20,700,000  or $.17 per share to write off  in-process engineering  and  development  at Trecom  Business  Systems,  Inc.,  and  $130,000,000  or $1.08 per share to reduce 5995M assets to estimated market value.  Fourth-quarter 1996 results of operations included a restructuring charge of $40,000,000 or $.33 per share.
Fourth-quarter 1995 results of operations included charges of $27,296,000 or $.23 per share to write off in-process  engineering and development at DMR Group Inc. and $26,000,000 or $.22 per share to reduce inventories to estimated market value.

--------------------------------------------------------------------------------

COMMON STOCK DIVIDENDS AND PRICE RANGE (UNAUDITED)

Dividends

Dividends declared per share for the most recent five years were $.05 in 1993 and $.10 in 1992. No dividends were declared or paid in 1996, 1995 or 1994. Payment of future dividends will be dependent upon the Company's earnings, capital requirements, financial condition and other factors.

Market Price

The common stock is listed on both the American and London Stock Exchanges. The following table sets forth, for the periods indicated, the range of high and low sale prices on the American Stock Exchange Composite Transactions, as reported by The Wall Street Journal:

1996                                                   High                 Low
--------------------------------------------------------------------------------

First Quarter                                       $ 9 3/8             $6 3/4
Second Quarter                                      $13 1/2             $8 7/16
Third Quarter                                       $10 7/8             $8 1/8
Fourth Quarter                                      $14                 $8 11/16

1995                                                    High                Low
--------------------------------------------------------------------------------
First Quarter                                        $12 1/4            $ 9 7/8
Second Quarter                                       $13 5/8            $10 1/2
Third Quarters                                       $11 3/4            $ 8 5/8
Fourth Quarter                                       $10 3/4            $ 8 1/8

     At December 27, 1996 there were approximately 15,000 holders of record of Amdahl common stock.



-------------------------------------------------------
Amdahl and UTS are registered trademarks and Millennium, Spectris, LVS 4000, LVS 4500, LVS 4100, EnVista, A+ Software, A+Edition, and A+FailSafe are trademarks of Amdahl Corporation. ObjectStar and CrossView are registered trademarks and Antares Alliance and EdgeworX are trademarks of Antares Alliance Group. Sun, Sun Microsystems, Solaris, and Ultra Enterprise are trademarks or registered trademarks of Sun Microsystems. UltraSPARC is a trademark of SPARC International, licensed exclusively to Sun Microsystems, Inc. SPARC is a registered trademark of SPARC International. Products bearing SPARC trademarks are based upon an architecture developed by Sun Microsystems, Inc. Microsoft, Windows NT, and Visual Basic are trademarks or registered trademarks of Microsoft Corporation. IBM, System/390, ESCON, CICS, and Parallel Sysplex are trademarks or registered trademarks of IBM. UNIX is a registered trademark in the U.S. and other countries, licensed exclusively through X/Open Company Limited. Intel and Pentium are registered trademarks of Intel Corporation. All other trademarks and product names are the property of their respective owners.

                              50 Amdahl Corporation